Form 10-K, Exhibit 13
period 1996-09-30
SPYGLASS INC
filed 1996-12-24
CIK 945256

                                                                Exhibit 13.1

                           selected financial data

The following table sets forth selected financial data of the Company for and as of the five years ended September 30, 1996, 1995, 1994, 1993 and 1992. The selected financial data has been derived from the Company's consolidated financial statements. This financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto.

                                                        Fiscal Years Ended September 30,
------------------------------------------------------------------------------------------------------------------------------------
  (In thousands, except per share amounts)      1996         1995         1994      1993(1)     1992(1)
------------------------------------------------------------------------------------------------------------------------------------
  Statement of Operations Data:
     Total net revenues                      $22,307      $12,141      $ 4,667     $ 1,375     $   918
     Gross profit                             20,277       10,380        3,580       1,152         763
     Income (loss) from operations             3,667        3,025          770        (388)       (484)
     Income (loss) before cumulative
        effect of change in accounting         3,460        2,176          584        (320)       (389)
     Net income (loss)                         3,460        2,176        1,384        (320)       (389)
     Net income (loss) available to
        common stockholders                  $ 3,460      $ 1,985      $ 1,127     $  (577)    $  (645)
  PER SHARE AND SHARE DATA:
     Earnings (loss) per common share
        and equivalents(2):
     Income (loss) before cumulative
        effect of change in accounting       $  0.27      $  0.23      $  0.08     $ (0.13)    $ (0.15)
     Net income (loss)                       $  0.27      $  0.23      $  0.18     $ (0.13)    $ (0.15)
     Net income (loss) available to
        common stockholders                  $  0.27      $  0.21      $  0.15     $ (0.23)    $ (0.26)
     Weighted average number of common
        shares and equivalents outstanding    12,838        9,423        7,685       2,514       2,520
  BALANCE SHEET DATA:
     Cash and cash equivalents               $16,490      $34,872      $ 1,606     $   757     $   239
     Short-term investments                   17,593           --           --     $    --          --
     Working capital                          39,117       35,550        2,174         661       1,030
     Total assets                             48,769       43,509        5,871       1,167       1,416
     Redeemable convertible preferred stock       --           --        3,393       3,135       2,878
     Total stockholders' equity              $43,891      $37,614      $  (756)    $(2,227)    $(1,651)


(1) Selected financial data for the years ended September 30, 1993 and 1992 do not include the results of Stonehand Inc., SurfWatch Software, Inc. or OS Technologies Corporation which were acquired in fiscal 1996 in transactions accounted for as pooling of interests. The selected financial data of such companies for these fiscal years do not materially affect the results shown above.

(2) On November 28, 1995, the Board of Directors declared a two-for-one common stock split, effected in the form of a 100% stock dividend, paid
    December 20, 1995, to stockholders of record as of December 6, 1995. All share and per share data have been restated to reflect the two-for-one common stock split for all periods presented.


                                    [LOGO]
                           selected quarterly data

The following table sets forth certain quarterly financial information of the Company for fiscal years 1996 and 1995. This information has been derived from the quarterly consolidated financial statements of the Company which are unaudited but which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements included herein and include all adjustments (consisting only of normal recurring items) necessary for a fair presentation of the financial results for such periods. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto.


                                                               Three Months Ended (Unaudited)
------------------------------------------------------------------------------------------------------------------------------------
                                          Sept. 30,   June 30,   March 31,   Dec. 31,   Sept. 30,     June 30,    March 31, Dec. 31,
(In thousands, except per share amounts)  1996        1996       1996        1995       1995(1)       1995        1995      1994
------------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
    Total net revenues                    $ 6,551     $ 6,003    $ 5,000     $ 4,753    $ 4,259       $ 3,154     $2,448    $2,280
    Gross profit                            5,961       5,484      4,562       4,270      3,708         2,789      2,094     1,789
    Income from operations                    921       1,008        876         862      1,490           560        577       398
    Net income                              1,004         862        752         842      1,176           356        400       244
    Net income available to
        common stockholders               $ 1,004     $   862    $   752     $   842    $ 1,176       $   294     $  335    $  180
PER SHARE AND SHARE DATA:
    Earnings per common share
        and equivalents(2):
    Net income                            $  0.08     $  0.07    $  0.06     $  0.07    $  0.09       $  0.04     $ 0.05    $ 0.03
    Net income available to
        common stockholders               $  0.08     $  0.07    $  0.06     $  0.07    $  0.09       $  0.03     $ 0.04    $ 0.02
    Weighted average number of
        common shares and
        equivalents outstanding            12,750      12,853     12,962      12,929     12,689         8,729      7,889     7,801
MARKET PRICE PER SHARE:
    High                                  $23 5/8     $34 7/8    $55 3/4     $    61    $    54       $29 1/4        N/A       N/A
    Low                                   $    12     $19 1/8    $    18     $16 1/2    $28 1/2       $26 1/2        N/A       N/A


DIVIDEND POLICY:

The Company has never paid cash dividends on its capital stock. The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future.

(1) Includes a one-time pre-tax gain of $863 from the sale of the Company's data visualization product line in September 1995. The after-tax contribution to income is $0.06 per share.


(2) On November 28, 1995, the Board of Directors declared a two-for-one common stock split, effected in the form of a 100% stock dividend, paid
    December 20, 1995, to stockholders of record as of December 6, 1995. All share and per share data have been restated to reflect the two-for-one common stock split for all periods presented.

As of December 18, 1996, there were 651 stockholders of record.



                                    [LOGO]
management's discussion and analysis of
financial condition and results of operations

OVERVIEW

Spyglass, Inc. ("Spyglass" or the "Company") was organized as an Illinois corporation in February 1990 and reincorporated in Delaware in May 1995. Spyglass entered the Internet market during fiscal 1994 and from fiscal 1994 through fiscal 1996, focused its efforts on developing, marketing and distributing World Wide Web ("WWW" or "Web") client and server technologies for incorporation into a variety of Internet-based products and services. In fiscal 1997, the Company will increasingly focus on the development, marketing and distribution of its technologies to the Internet device market. This market consists of non-PC devices and the underlying Internet infrastructure. Spyglass will market Internet connectivity products to a variety of companies such as the real time operating system (RTOS) vendors and consumer and industrial device manufacturers in the device segment of this market, and will market Internet infrastructure and application products to a variety of companies such as the Regional Bell Operating Companies (RBOCs), Internet Service Providers (ISPs) and internetworking hardware providers in the infrastructure segment of this market. These technologies will be designed to be embedded within Internet devices, software applications and on-line services to bring Web functionality to these products and services. Spyglass technology offerings include the Spyglass Web Client Software Development Kit, which was renamed Spyglass Mosaic in December 1996, ("Client SDK"), the Spyglass Web Server Software Development Kit, which was renamed Spyglass Web Server in December 1996, ("Server SDK"), SurfWatch ProServer, SurfWatch from Spyglass and WebNotes. Spyglass Web technology can be found embedded inside various end-user products, including televisions, database applications, set-top boxes, CAD-CAM software and consumer kiosks. Prior to fiscal 1994, the Company focused its efforts on the scientific data visualization tools market; this product line was sold in fiscal 1995.

In February 1996, the Company acquired Stonehand Inc. ("Stonehand"), a privately-held company which was based in Cambridge, Massachusetts, for approximately 230,000 shares of common stock in a transaction accounted for as pooling of interests. As a result, all financial information prior to February 2, 1996, unless otherwise noted, includes the accounts and results of operations of Stonehand for all periods presented. At the time of acquisition, Stonehand was a leader in core Web technologies including text formatting and internationalization technologies such as SGML, HTML, DSSSL and Unicode.

In April 1996, the Company acquired OS Technologies Corporation ("OS Tech") and SurfWatch Software, Inc. ("SurfWatch") for approximately 87,000 and 470,000 shares of common stock, respectively, in transactions accounted for as pooling of interests. As a result, all financial information prior to April 17, 1996 and April 24, 1996, unless otherwise noted, includes the accounts and results of operations of OS Tech and SurfWatch, respectively, for all periods presented. At the time of acquisition, OS Tech was located in Cambridge, Massachusetts and developed and licensed WWW conferencing and forum technology. At the time of acquisition, SurfWatch, a Los Altos, California vendor of Internet filtering and parental control software, marketed Internet software for blocking access to inappropriate material and licensed Internet filtering technology to a variety of markets, including the on-line services industry, personal computer manufacturers, and the educational market as well as corporations.

These acquisitions significantly enhanced Spyglass core technologies as well as increased its product offerings. Additionally, Stonehand and SurfWatch operations have formed the core of new Spyglass research and development facilities in Cambridge, Massachusetts and Los Altos, California, respectively.

The Company pays royalties to the University of Illinois with respect to licenses of the Client SDK. Under its agreement with the University of Illinois, the Company's royalty rate decreased effective January 1, 1995 from the rate previously in effect. In addition, the Company pays royalties to RSA Data Security, Inc. with respect to licenses of the Company's technologies containing certain RSA code. These royalties are reflected in cost of revenues.

                                    [LOGO]
                                         management's discussion and analysis of
                       financial condition and results of operations (continued)

RESULTS OF OPERATIONS
The following table sets forth certain financial data as a percentage of revenues for the fiscal years ended September 30, 1996, 1995 and 1994:

                                                                    Percentage of Revenues
                                                           For the Fiscal Years Ended September 30,

-------------------------------------------------------------------------------------------------------------
                                                            1996                    1995            1994
-------------------------------------------------------------------------------------------------------------
NET REVENUES:
World Wide Web technology revenues                           87.3%                   81.3%           56.1%
Data visualization product revenues                             --                    12.5            42.3
Service revenues                                              12.7                     6.2             1.6
-------------------------------------------------------------------------------------------------------------
Total net revenues                                           100.0                   100.0           100.0
-------------------------------------------------------------------------------------------------------------
COST OF REVENUES:
Cost of technology and product revenues                        8.6                    14.5            23.3
Cost of service revenues                                       0.5                      --              --
-------------------------------------------------------------------------------------------------------------
Total cost of revenues                                         9.1                    14.5            23.3
-------------------------------------------------------------------------------------------------------------
Gross profit                                                  90.9                    85.5            76.7
OPERATING EXPENSES AND OTHER:
Sales and marketing                                           26.7                    27.2            22.9
Research and development                                      30.6                    22.7            18.7
General and administrative                                    17.2                    17.8            18.6
Gain on sale of data visualization product line                 --                    (7.1)             --
-------------------------------------------------------------------------------------------------------------
Income from operations                                        16.4                    24.9            16.5
Other income                                                   7.8                     4.7             2.3
-------------------------------------------------------------------------------------------------------------
Income before income taxes and
   cumulative effect of change in accounting                  24.2                    29.6            18.8
Provision for income taxes                                     8.7                    11.7             6.3
-------------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in accounting       15.5                    17.9            12.5
Cumulative effect of change in accounting for income taxes      --                      --            17.1
-------------------------------------------------------------------------------------------------------------
NET INCOME                                                    15.5%                   17.9%           29.6%
=============================================================================================================

FISCAL YEAR ENDED SEPTEMBER 30, 1996
COMPARED WITH FISCAL YEAR ENDED SEPTEMBER 30, 1995
Technology and product revenues for the year ended September 30, 1996 increased $8,082,000, or 71%, to $19,466,000 compared to $11,384,000 for the year ended September 30, 1995. This increase in technology and product revenues was due primarily to revenues from license agreements with new customers for the Client SDK and, to a lesser extent, the Server SDK and SurfWatch technologies. Approximately 12.1% of the Company's revenues for fiscal 1996 were attributable to a license from one customer. World Wide Web technology revenues, as a percentage of revenues, increased to 87.3% during the 1996 fiscal year from 81.3% during the 1995 fiscal year. The Company sold its data visualization product line in September 1995 and reported no revenues from this product line for the year ended September 30, 1996 compared to $1,513,000 in the year ended September 30, 1995. The Company expects its revenue growth to slow during fiscal 1997 as the Company increasingly focuses its efforts on the Internet device market.

Service revenues for the year ended September 30, 1996 increased $2,084,000, or 275%, to $2,841,000 compared to $757,000 for the year ended September 30, 1995. During the third quarter of fiscal 1996, the Company formed a Partner Services group to service the Internet device market. This group is comprised of customer support and professional services. The increase in service revenues was due primarily to the increase in the number of support agreements with new customers for the Client SDK and the Server SDK in addition to continuing support agreements with existing customers. Revenues from professional services approximated $560,000 in fiscal 1996. The Company expects service revenues to increase significantly as a percentage of revenues in fiscal 1997.

                                    [LOGO]
management's discussion and analysis of
financial condition and results of operations (continued)


Gross profit as a percentage of revenues was 90.9% for the year ended September 30, 1996 compared to 85.5% for the year ended September 30, 1995. This increase in gross profit percentage resulted primarily from lower royalty costs reflecting changes in product mix. This change in product mix resulted from the sale of the data visualization product line in September 1995 (which had higher royalty costs as a percentage of revenue than the Client SDK) and the introduction of the Spyglass Server in July 1995, which has now been incorporated into the Server SDK (which has lower royalty costs as a percentage of revenue than the Client SDK).

Sales and marketing expenses for the year ended September 30, 1996 increased $2,660,000, or 81%, to $5,963,000 from $3,303,000 for the year ended September
30, 1995, but decreased slightly as a percentage of revenues to 26.7% from 27.2%. The increased expenses reflected higher sales commission costs (which increased to $785,000 in fiscal 1996 from $442,000 in fiscal 1995) due to increased revenues in addition to staff additions in sales, marketing, and customer support (which increased the cost of salary and related personnel expenses to $2,725,000 in fiscal 1996 from $1,331,000 in fiscal 1995). Additionally, certain marketing initiatives, which included a print campaign to increase awareness of its products among the business and technology communities, accounted for $530,000 of the increase in sales and marketing expenses for the year ended September 30, 1996 as compared to the year ended September 30, 1995. The Company expects to significantly increase its sales and marketing expenses in fiscal 1997 as the Company increasingly focuses its efforts on the Internet device market. The increased sales and marketing expenses are expected to result from initiatives such as increased marketing activities, an expanded sales organization, and the addition of new distribution channels.

Research and development expenses for the year ended September 30, 1996 increased $4,045,000, or 147%, to $6,801,000 compared to $2,756,000 for the year ended September 30, 1995, and increased as a percentage of revenues to 30.6% from 22.7%. The increase in research and development costs was due primarily to costs associated with enhancements to existing technologies as well as the development of the Software Development Kits, the SurfWatch ProServer(TM) and other new technologies. The Company believes that it is necessary to make significant investments in research and development and acquisitions of new technologies to remain competitive in the Internet software business and solidify a leadership position in the Internet device market. The Company's current plans include significantly increasing the size of its research and development staff during fiscal 1997, which will significantly increase research and development expenses.

General and administrative expenses for the year ended September 30, 1996 increased $1,687,000, or 78%, to $3,846,000 from $2,159,000 for the year ended
September 30, 1995 but declined slightly as a percentage of revenues to 17.2% from 17.8%. The increase in general and administrative expenses was due primarily to increases in personnel (which increased salary and related personnel expenses to $1,476,000 in fiscal 1996 from $679,000 in fiscal 1995) as well as expenses incurred by the Company related to the acquisitions of Stonehand, OS Tech and SurfWatch.

In fiscal 1995, the Company recorded a pre-tax gain, net of transaction expenses, of $863,000 on the sale of its data visualization product line. The approximate after-tax contribution to income was $523,000, or $0.06 per share.

Interest income, included in other income on the financial statements, for the year ended September 30, 1996 increased $1,243,000, or 253%, to $1,734,000 from $491,000 for the year ended September 30, 1995. This increase in interest income is primarily due to an increase in cash and cash equivalents and short-term investments as a result of the Company's initial public offering in June 1995.

The provision for income taxes for the year ended September 30, 1996 increased $536,000 to $1,951,000 from $1,415,000 for the year ended September 30, 1995.
The provision for income taxes as a percentage of income before income taxes approximated 36% in fiscal 1996 as compared to 39% in fiscal 1995. This decrease in the effective tax rate is due to increased research and development tax credits for the current fiscal year.

FISCAL YEAR ENDED SEPTEMBER 30, 1995
COMPARED WITH FISCAL YEAR ENDED SEPTEMBER 30, 1994
Technology and product revenues for the year ended September 30, 1995 increased $6,790,000, or 148%, to $11,384,000 compared to $4,594,000 for the year ended
September 30, 1994. This increase in technology and product revenues was due primarily to revenues from licenses of Spyglass Mosaic, which was introduced in the third quarter of fiscal 1994 (and has now been incorporated into the Client
SDK). Approximately 17.3% of the Company's revenues for fiscal 1995 were attributable to a license for Spyglass Mosaic granted in the first quarter of fiscal 1995 to a single customer. World Wide Web technology revenues, as a percentage of revenues, increased to 81.3% during the 1995 fiscal year from 56.1% during the 1994 fiscal year. Revenues from licenses of data visualization products decreased $460,000, or 23%, to $1,513,000 for the year ended September 30, 1995 compared to $1,973,000 for the year ended September 30, 1994. In September 1995, the Company sold its data visualization product line to a stockholder for $910,000.

Service revenues for the year ended September 30, 1995 increased $684,000 to $757,000 compared to $73,000 for



                                    [LOGO]
                                         management's discussion and analysis of
                       financial condition and results of operations (continued)


the year ended September 30, 1994. This increase in service revenues was due to revenues from support agreements of Spyglass Mosaic.

Gross profit as a percentage of revenues was 85.5% for the year ended September 30, 1995 compared to 76.7% for the year ended September 30, 1994. This increase in gross profit percentage resulted primarily from lower royalty costs reflecting changes in product mix, as Spyglass Mosaic revenues (which had lower royalty costs as a percentage of net revenues than data visualization products) comprised a greater percentage of revenues during fiscal 1995 compared to fiscal 1994, in addition to the effect of the acquisition of Stonehand (which had a higher gross profit percentage in fiscal 1995 than in fiscal 1994).

Sales and marketing expenses for fiscal 1995 increased $2,234,000, or 209%, to $3,303,000 from $1,069,000 for fiscal 1994, and increased as a percentage of revenues to 27.2% from 22.9%. The increased expenses reflected higher sales commission costs (which increased to $442,000 in fiscal 1995 from $112,000 in fiscal 1994) due to increased revenues in addition to staff additions in sales, marketing, and product support (which increased the cost of salary and related personnel expenses to $1,331,000 in fiscal 1995 from $364,000 in fiscal 1994).

Research and development expenses for fiscal 1995 increased $1,885,000, or 216%, to $2,756,000, from $871,000 for fiscal 1994, and increased as a percentage of revenues to 22.7% from 18.7%. The increase in research and development costs was due primarily to costs associated with enhancements to existing technologies and new product development of Spyglass Mosaic and the Spyglass Server.

General and administrative expenses for fiscal 1995 increased $1,289,000, or 148%, to $2,159,000 from $870,000 for fiscal 1994, but declined as a percentage of revenues to 17.8% from 18.6%. The increase in general and administrative expenses in fiscal 1995 was due primarily to increases in personnel and general corporate expenses required to support the growth of the Company's operations.

In fiscal 1995, the Company recorded a pre-tax gain, net of transaction expenses, of $863,000 on the sale of its data visualization product line. The approximate after-tax contribution to income was $523,000 or $0.06 per share.

Interest income, included in other income on the financial statements, for the year ended September 30, 1995 increased $468,000 to $491,000 from $23,000 for the year ended September 30, 1994. This increase in interest income is primarily due to the increase in the Company's cash balance and cash equivalents as a result of its initial public offering in June 1995.

The provision for income taxes for the year ended September 30, 1995 increased $1,090,000 to $1,415,000 from $325,000 for the year ended September 30, 1994.
The provision for income taxes as a percentage of income before income taxes and cumulative effect of change in accounting approximated 39% in fiscal 1995 as compared to 38% in fiscal 1994. In the year ended September 30, 1994, the Company recorded a tax benefit of $800,000 as a result of the change in its method of accounting for income taxes. The cumulative effect of the change in accounting for income taxes related primarily to the future tax benefits of net operating loss carryforwards aggregating $1,655,000.

LIQUIDITY AND CAPITAL RESOURCES
On June 27, 1995, the Company completed an initial public offering of its common stock which provided the Company with net proceeds of approximately $32,145,000. As of September 30, 1996, the Company had no debt and had cash and cash equivalents of $16,490,000, short-term investments of $17,593,000 and working capital of $39,117,000. The Company's operating activities used cash of $822,000 for the fiscal year ended September 30, 1996 and provided cash of $715,000 and $879,000 for the fiscal years ended September 30, 1995 and 1994, respectively.

The Company's net accounts receivable increased to $7,608,000 at September 30, 1996 from $4,180,000 at September 30, 1995. This increase was primarily due to an increase in revenues.

The Company's capital expenditures totaled $2,905,000, $1,034,000, and $209,000 for the fiscal years ended September 30, 1996, 1995 and 1994, respectively, and consisted primarily of computer hardware and software, office furniture and equipment and leasehold improvements. The Company had no material commitments for capital expenditures at September 30, 1996. Subsequent to year end, the Company entered into agreements with various vendors to improve and enhance its finance, human resources and customer support information systems.

The Company believes that its current cash and cash equivalents, together with funds expected to be generated from operations, will be sufficient to finance the Company's operations through at least the fiscal year ending September 30, 1997.

FUTURE OPERATING RESULTS
This Annual Report contains a number of forward-looking statements. Any statements contained herein (including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans" and similar expressions) that are not statements of historical fact should be considered forward-looking statements. There are a number of important factors that could cause the Company's actual results

                                    [LOGO]
management's discussion and analysis of
financial condition and results of operations (continued)

to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below.

The Company's future results of operations will be largely dependent upon a number of factors relating to development and acceptance of the Internet device market as a commercial market and the Company's ability to establish its technologies as widely-accepted in the market. In particular, commercial use of the Internet continues to be constrained by the need for reliable processes such as security measures for electronic commerce as well as the need for regularly available customer support and a supporting infrastructure providing widespread Internet accessibility and high-speed communications capabilities. In addition, the market for Internet software products is characterized by rapidly changing technology, evolving industry standards and customer demands, and frequent product introductions and enhancements, which make it difficult to predict whether the initial commercial acceptance of the Company's products can be sustained over a period of time.

The Company has recently announced an increased strategic focus on the Internet device market. The Company is increasingly focusing on the development and marketing of technologies that enable digital devices, such as business productivity products, consumer electronic devices and office equipment, to access the Web. Because this is a new and undeveloped market, there can be no assurance as to the extent of the demand for product offerings similar to those of the Company, or the extent to which the Company will be successful in penetrating this market. Moreover, the Company expects its revenue growth to slow during fiscal 1997 as the Company redirects its business strategy toward vendors of Internet-enabled devices, rather than vendors of desk-top software applications. In addition, the Company expects to significantly increase its expenditures in product development, marketing and sales relating to the Internet device market, which should negatively impact net income during fiscal 1997.

The market for Internet software products is extremely competitive, and competition is likely to increase in the future due to the increasing popularity of the Internet. The Company currently faces competition from other Internet device technology and software vendors (such as Navio Communications and Microsoft Corporation). In licensing its Internet technologies, the Company considers a significant source of competition to be the prospect company's internal software development resources. In addition, the increase in market share of Netscape and Microsoft in the desktop browser and server market, as well as the Microsoft corporate strategy for Windows, has increased the competitive pressures on customers of Spyglass in the browser, server and embedded technology markets. The Company has a license arrangement with Microsoft Corporation which provides a worldwide license to distribute Spyglass Mosaic on multiple platforms on a per copy basis with certain fixed fee provisions.

The Company licenses its products to a variety of companies such as RTOS vendors, consumer and industrial device manufacturers, RBOCs, ISPs and internetworking hardware providers that incorporate the Company's technology into their products and services. The success of the Company is therefore dependent in large part on the performance of its customers, which is outside of the Company's control.

The Company from time to time receives notices alleging that its products infringe third party proprietary rights. For example, the Company has a pending dispute with Unisys Corporation regarding the Graphics Interchange Format. Spyglass has received a notice from Elk Industries Inc. alleging that one or more products of Spyglass infringe a patent owned by Elk Industries Inc. Spyglass has not concluded its examination of this claim. Patent and similar litigation frequently is complex and expensive and its outcome can be difficult to predict. If, as a result of proprietary rights infringements by any of the Company's products, the Company is required to discontinue sales of certain products, eliminate certain features on its products, or pay royalties to another party, the Company's future operating results could be materially adversely affected.

The Company's quarterly operating results have varied and they may continue to vary significantly depending on factors such as the timing of significant license agreements, the terms of the Company's licensing arrangements with its customers and the timing of new product introductions and upgrades by the Company and its competitors. The Company typically structures its license agreements with customers to require commitments for a significant minimum number of licenses, and license revenues are recognized as the committed licenses are purchased. The Company typically experiences the greatest proportion of net revenues in the first quarter of a license arrangement. The Company's net revenue often declines after the first quarter of a contract as the number of copies purchased by the customer declines. Additional revenues from a customer will not be earned unless and until the initial committed levels are exceeded. The Company's revenues in any quarter will therefore depend in significant part on its ability to sell licenses to new customers in that quarter. The Company's expense levels are based in part in expectations of future revenue levels and any shortfall in expected revenue could therefore result in a disproportionate decrease in the Company's net income.

INFLATION
The Company does not believe that inflation has had a material impact on its operations to date.

                                    [LOGO]
                    consolidated statements of operations


                                                                 For the Years Ended September 30,
---------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)                     1996               1995               1994
---------------------------------------------------------------------------------------------------------
NET REVENUES:
  World Wide Web technology revenues                        $19,466            $ 9,871            $ 2,621
  Data visualization product revenues                            --              1,513              1,973
  Service revenues                                            2,841                757                 73
---------------------------------------------------------------------------------------------------------
  Total net revenues                                         22,307             12,141              4,667
COST OF REVENUES:
  Cost of technology and product revenues                     1,912              1,761              1,087
  Cost of service revenues (Note 1)                             118                 --                 --
---------------------------------------------------------------------------------------------------------
  Total cost of revenues                                      2,030              1,761              1,087
---------------------------------------------------------------------------------------------------------
Gross profit                                                 20,277             10,380              3,580
OPERATING EXPENSES AND OTHER:
  Sales and marketing                                         5,963              3,303              1,069
  Research and development                                    6,801              2,756                871
  General and administrative                                  3,846              2,159                870
  Gain on sale of data visualization product line                --              (863)                 --
---------------------------------------------------------------------------------------------------------
Income from operations                                        3,667              3,025                770
Other income                                                  1,744                566                139
---------------------------------------------------------------------------------------------------------
Income before income taxes and
   cumulative effect of change in accounting                  5,411              3,591                909
Provision for income taxes                                    1,951              1,415                325
---------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in accounting       3,460              2,176                584
Cumulative effect of change in accounting for income taxes       --                 --                800
---------------------------------------------------------------------------------------------------------
NET INCOME                                                    3,460               2,176             1,384
Accretion of preferred stock dividends                           --                (191)             (257)
---------------------------------------------------------------------------------------------------------
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS                 $ 3,460             $ 1,985           $ 1,127
=========================================================================================================
Earnings per common share and equivalents:
   Income before cumulative effect of change in accounting  $  0.27             $  0.23           $  0.08
   Net income                                               $  0.27             $  0.23           $  0.18
   Net income available to common stockholders              $  0.27             $  0.21           $  0.15
   WEIGHTED AVERAGE NUMBER OF COMMON SHARES
      AND EQUIVALENTS OUTSTANDING                            12,838               9,423             7,685
==========================================================================================================



See accompanying Notes to the Consolidated Financial Statements.

                                    [LOGO]
                         consolidated balance sheets

                                                                September 30,
--------------------------------------------------------------------------------
(In thousands)                                                 1996    1995
--------------------------------------------------------------------------------
 ASSETS
    CURRENT ASSETS:
       Cash and cash equivalents                               $16,490  $34,872
       Short-term investments                                   17,593       --
       Accounts receivable, net of allowance for
          doubtful accounts of $470 and $180, respectively       7,608    4,180
       Prepaid expenses and other assets                         2,094      489
       Deferred income taxes                                        --      199
--------------------------------------------------------------------------------
          Total current assets                                  43,785   39,740
    Properties, net                                              3,377    1,187
    Long-term accounts receivable                                  618    1,281
    Other assets                                                   989    1,301
--------------------------------------------------------------------------------
          TOTAL ASSETS                                         $48,769  $43,509
================================================================================
 LIABILITIES AND STOCKHOLDERS' EQUITY
    CURRENT LIABILITIES:
       Accounts payable                                        $ 2,160  $ 1,466
       Deferred revenues                                         1,453    1,634
       Accrued compensation and related benefits                   952      604
       Accrued expenses and other liabilities                      103      486
--------------------------------------------------------------------------------
          Total current liabilities                              4,668    4,190
    Long-term deferred revenues                                    210    1,100
    Deferred income taxes                                           --      605
--------------------------------------------------------------------------------
          Total liabilities                                      4,878    5,895
--------------------------------------------------------------------------------
 COMMITMENTS AND CONTINGENCIES (NOTE 11)
 STOCKHOLDERS' EQUITY:
    Preferred stock, $.01 par value,
       2,000,000 shares authorized, none issued                     --       --
    Common stock, $.01 par value, 50,000,000 and
       15,000,000 shares authorized, 11,819,545 and
       11,406,645 shares issued and outstanding, respectively      118      114
    Additional paid-in capital                                  39,341   36,528
    Retained earnings                                            4,432      972
--------------------------------------------------------------------------------
          Total stockholders' equity                            43,891   37,614
--------------------------------------------------------------------------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $48,769  $43,509
================================================================================




See accompanying Notes to the Consolidated Financial Statements.


                                    [LOGO]
                consolidated statements of changes in redeemable
             convertible preferred stock and stockholders' equity

                                        Redeemable convertible preferred stock
                                        at net issuance plus dividend accretion       Common Stock       Additional
                                        ---------------------------------------     -----------------     Paid-in     Retained
(In thousands, except share amounts)       Series A       Series B         Total    Shares     Amount     Capital     Earnings
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1993               $ 1,063       $  2,073       $  3,136    1,658,969  $  213    $  --       $(2,140)
    Exercise of stock options                                                              875
     Capital contribution                                                                           24
     Net income                                                                                                         1,384
   Accretion of preferred
      stock dividends                            85            172            257                                        (257)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1994                 1,148          2,245          3,393    1,659,844     237       --        (1,013)
   Exercise of stock options                                                            46,602       1       45
   Exercise of stock warrants                                                          202,778       2       18
   Issuance of incentive
      stock options                                                                                         146
   Exchange of common stock
      from no par to $0.01 par                                                                    (221)     221
   Conversion of preferred stock
      into common stock                      (1,211)        (2,373)        (3,584)   1,724,099      17    3,567
   Net proceeds from
      initial public offering                                                        2,070,000      21   32,124
   Tax benefit from exercise
      of stock options                                                                                      464
   Issuance of common stock
      to effect for two-for-one
      common stock split                                                             5,703,322      57      (57)
   Net income                                                                                                           2,176
   Accretion of preferred
      stock dividends                            63            128            191                                        (191)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1995                    --            --              --    11,406,645     114   36,528          972
   Exercise of stock options                                                            412,900       4      797
   Issuance of incentive
      stock options                                                                                           80
   Tax benefit from exercise
      of stock options                                                                                      1,936
   Net income                                                                                                           3,460
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1996               $    --       $    --        $     --    11,819,545  $  118   $39,341     $ 4,432
====================================================================================================================================


See accompanying Notes to the Consolidated Financial Statements.

                                    [LOGO]
                    consolidated statements of cash flows

                                                                    For the Years Ended September 30,
--------------------------------------------------------------------------------------------------------

             (In thousands)                                               1996     1995     1994
--------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                          $   3,460   $ 2,176  $ 1,384
   Cumulative effect of change in accounting for income taxes                 --        --     (800)
   Adjustments to reconcile net income to net cash
         provided by (used in) operating activities:
      Depreciation and amortization                                          694       218        68
      Loss on disposal of fixed assets                                        21        --        --
      Deferred income taxes                                                 (406)      888       318
      Incentive stock option compensation                                     80       146        --
      Interest income from related party receivables                          --        --        (4)
      Gain on sale of data visualization product line                         --      (863)       --
      Other                                                                 (201)      (17)       --
   Changes in operating assets and liabilities:
      Accounts and long-term receivables                                  (2,765)   (2,368)   (2,754)
      Prepaid expenses and other assets                                   (1,293)   (1,530)      (53)
      Accounts payable                                                       694       940       267
      Deferred revenues                                                   (1,071)      210     2,487
      Accrued compensation and related benefits                              348       463       141
      Accrued expenses and other liabilities                                (383)      452      (175)
---------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) operating activities                   (822)      715       879
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sale of data visualization product line                      --       910        --
   Purchase of short-term investments                                    (17,593)       --        --
   Capital expenditures                                                   (2,905)   (1,034)     (209)
---------------------------------------------------------------------------------------------------------
      Net cash (used in) investing activities                            (20,498)     (124)     (209)
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from exercise of stock options,
      including tax related benefits                                       2,938       510        --
   Capital contribution                                                       --        --        24
   Net proceeds from initial public offering                                  --    32,145        --
   Proceeds from exercise of warrants                                         --        20        --
----------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                            2,938    32,675        24
---------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                     (18,382)   33,266       694
Cash and cash equivalents at beginning of period                          34,872     1,606       912
---------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                             $  16,490   $34,872  $  1,606
=========================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid for income taxes                                            $   169  $     80    $   --



See accompanying Notes to the Consolidated Financial Statements.

                                    [LOGO]
                                notes to the consolidated financial statements

NOTE 1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
Operations

Spyglass, Inc. ("Spyglass" or the "Company") develops, markets and distributes World Wide Web ("WWW" or "Web") technologies designed to be embedded within Internet devices, software applications and on-line services. Spyglass technology offerings include the Spyglass Web Client Software Development Kit, which was renamed Spyglass Mosaic in December 1996, ("Client SDK"), the Spyglass Web Server Software Development Kit, which was renamed Spyglass Web Server in December 1996, ("Server SDK"), SurfWatch ProServer, SurfWatch from Spyglass and WebNotes. These technologies are used to bring Web functionality to customers' products and services.

In May 1996, the Company formed Spyglass International, Inc., a wholly-owned subsidiary. Spyglass International, Inc. is a U.S. subsidiary that has one branch office in Hong Kong.

In April 1996, the Company acquired OS Technologies Corporation ("OS Tech") and SurfWatch Software, Inc. ("SurfWatch") in transactions accounted for as pooling of interests. As a result, all financial information prior to April 17, 1996 and April 24, 1996 includes the accounts and results of operations of OS Tech and SurfWatch, respectively, for all periods presented. (See Note 14.)

In February 1996, the Company acquired Stonehand Inc. ("Stonehand"), in a transaction accounted for as pooling of interests. As a result, all financial information prior to February 2, 1996 includes the accounts and results of operations of Stonehand for all periods presented. (See Note 14.)

On November 28, 1995, the Board of Directors declared a two-for-one common stock split effected in the form of a 100% stock dividend paid on December 20, 1995 to stockholders of record as of December 6, 1995. All share and per share information in the accompanying consolidated financial statements and related notes thereto have been restated to reflect the two-for-one common stock split for all periods presented.

On June 27, 1995, the Company completed an initial public offering of its common stock in which it sold 4,140,000 shares of common stock at a public offering price of $8.50 per share. Proceeds to the Company totaled approximately $32,145,000, net of expenses associated with the offering. Upon the closing of the initial public offering, 1,724,099 shares of redeemable convertible preferred stock were converted into 3,448,198 shares of common stock.

Basis of Presentation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany transactions and balances between the companies have been eliminated.

University of Illinois Agreement
The Company's principal product, the Client SDK, is a commercial derivative version of NCSA Mosaic(TM). NCSA Mosaic was developed by the National Center for Supercomputing Applications at the University of Illinois at Urbana-Champaign. In May 1994, the Company and the University entered into an agreement (as amended to date, the "University Agreement") granting the Company the exclusive (subject to approximately 10 previously granted licenses), worldwide right to develop, distribute and sublicense commercial client browsers based on NCSA Mosaic. The University Agreement provides for royalties based on Spyglass' net revenues from the Client SDK, and includes cumulative minimum quarterly royalties. The University Agreement has an initial term of five years, with automatic one-year renewals, and is terminable in the event of a material breach by the Company of its obligations thereunder. Under the University Agreement, the Company was required to provide the University with source code versions of Spyglass Mosaic through Release 2.5. The University will have the right (subject to certain restrictions) to incorporate these releases of the Spyglass Mosaic into new releases of NCSA Mosaic, which will continue to be available on a free-with-copyright basis to organizations for non-commercial academic and research use only. However, the University is not permitted to make NCSA Mosaic available for distribution by resellers other than the Company. The University Agreement gives the Company the exclusive right (with certain limited exceptions) to use the University's trademarks "Mosaic(TM)" and "NCSA Mosaic(TM)" and its spinning globe logo in connection with Mosaic on a royalty-free basis (with certain limited exceptions). In addition, the Company has the exclusive right (with certain limited exceptions) to use these marks in connection with the sale of other products for a royalty payment based on net revenues derived from such products.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                                    [LOGO]
notes to the consolidated financial statements (continued)

Cash and Cash Equivalents
For the purposes of the balance sheet and statement of cash flows, all highly liquid investments with original maturities of three months or less are considered cash equivalents.

Investments
The Company accounts for its investments in debt and equity securities in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. Accordingly, the Company has classified its marketable debt securities in the held-to-maturity category. Securities classified as held-to-maturity are reported at amortized cost. Realized gains and losses and declines in value of securities judged to be other-than-temporary are included in other income. The appropriate classification of debt securities is determined at the time of purchase and is re-evaluated as of each balance sheet date.

Investments with original maturities between three and twelve months are considered short-term investments. Short-term investments consist of debt securities such as commercial paper, time deposits, certificates of deposit, bankers' acceptances, and marketable direct obligations of the United States Treasury.

Other Assets
The Company licenses certain technology from third parties and records prepaid royalty costs associated with these licenses. These expenses are deferred and realized based upon revenues. It is the Company's policy to periodically review and evaluate whether the benefits associated with these expenses are expected to be realized and, therefore, deferral and amortization is appropriate. Approximately $550,000 and $200,000 of these deferred expenses are included in prepaid expenses and other assets and approximately $989,000 and $1,301,000 are included in other assets at September 30, 1996 and September 30, 1995, respectively.

Properties
Properties are stated at cost less accumulated depreciation. Depreciation is determined for financial reporting purposes using the straight line method over the estimated useful lives of the assets, which range from 3 to 7 years. Depreciation for income tax reporting purposes is determined using accelerated depreciation methods.

Revenue Recognition
The Company recognizes revenue in accordance with the provisions of Statement of Position 91-1, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants. World Wide Web technology revenues are generally recognized as the licenses are purchased, provided the license agreement does not allow for extended payment terms, and there are no significant remaining obligations under the contract. Data visualization product revenue was recognized upon shipment. Service revenues are comprised of revenues from customer support and professional services agreements. Revenue from the sale of support agreements is recognized over the term of the agreement using the straight-line method and related costs are included in operating expenses under the sales and marketing classification. Revenue from professional services agreements is recognized on the percentage of completion method and related costs are reported as a cost of sales.

As of September 30, 1995, long-term receivables of $1,100,000 resulted from a non-refundable Spyglass Mosaic software licensing contract with installment payments totaling $2,812,500 over a five year contract term commencing July 27, 1994. The Company's license contract required a payment of $562,500 upon execution of the agreement and four equal payments of $500,000 on July 27, 1995, 1996, 1997 and 1998. The Company had no significant post-contract obligations under this agreement. In addition to the license contract, the Company entered into a contract to provide support for a period of five years. This contract required payment of $50,000 upon execution and four equal annual payments of $50,000 on the first four anniversary dates of the contract. During fiscal 1996, the Company completed an amendment to this contract which provided for a discounted prepayment of the remaining license fee installments and the cancellation of all future support obligations of the Company and related support fee installments. As of September 30, 1996, there were no long-term receivables or deferred revenues relating to this contract.

Accounting for Stock-Based Compensation
In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, which will be effective for the Company in fiscal year 1997. SFAS No. 123 allows companies which have stock-based compensation arrangements with employees to adopt a new fair-value basis of accounting for stock options and other equity instruments, or to continue to apply the existing accounting rules


                                    [LOGO]
                      notes to the consolidated financial statements (continued)

under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, but with additional financial statement disclosure. The Company plans to adopt the disclosure provisions of this statement and does not anticipate that SFAS No. 123 will have a material impact on its financial position, results of operations or cash flows.

Per Share Information
Earnings per share are based on the weighted average number of shares of common stock and common stock equivalents outstanding during periods presented, computed using the treasury stock method for stock options and warrants in accordance with Staff Accounting Bulletin No. 83 of the Securities and Exchange Commission.

Reclassification
Certain balance sheet accounts as of September 30, 1995 and certain income statement accounts as of September 30, 1995 and 1994 have been reclassified to conform with the current year's presentation.

NOTE 2. ACCOUNTING CHANGE
Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting For Income Taxes. The cumulative effect of the change in accounting for income taxes, recorded in fiscal 1994, was $800,000.

NOTE 3. SHORT-TERM INVESTMENTS
The following is a summary of short-term investments at amortized cost as of September 30, 1996:



(In thousands)
------------------------------------------
Commercial paper                  $ 4,776
Corporate debt securities           1,973
Money market                        9,513
------------------------------------------
    Cash equivalents               16,262
Cash                                  228
------------------------------------------
TOTAL CASH AND CASH EQUIVALENTS   $16,490
==========================================
Commercial paper                 $    997
Corporate debt securities          10,740
U.S. treasury notes                 5,856
------------------------------------------
TOTAL SHORT-TERM INVESTMENTS      $17,593
==========================================

Since these securities are short-term in nature, changes in market interest rates would not have a significant impact on the fair value of these securities. These securities are carried at amortized cost which approximates fair value. It is the intent of the Company to hold its investments until maturity.

NOTE 4. PROPERTIES
Properties and related accumulated depreciation were as follows:


                                        September 30,
----------------------------------------------------------
(In thousands)                         1996       1995
----------------------------------------------------------
Computer equipment                  $  2,545   $ 1,102
Furniture and fixtures                 1,571       468
Leasehold improvements and other         420       148
----------------------------------------------------------
                                       4,536     1,718
Less: Accumulated depreciation        (1,159)     (531)
---------------------------------------------------------
PROPERTIES, NET                     $  3,377   $ 1,187
=========================================================


NOTE 5. INCOME TAXES
The components of the provision for income taxes were as follows:


                                      For the Years Ended September 30,
---------------------------------------------------------------------------
(In thousands)                             1996        1995         1994
---------------------------------------------------------------------------
Current:
         Federal                       $    --     $       3     $      8
         Foreign                            152           60           --
         State                               --           --           --
----------------------------------------------------------------------------
           Total current                    152           63            8
----------------------------------------------------------------------------
Deferred:
         Federal                          1,444        1,100          263
         State                              355          252           54
----------------------------------------------------------------------------
           Total deferred                 1,799        1,352          317
----------------------------------------------------------------------------
PROVISION FOR
INCOME TAXES                            $ 1,951      $ 1,415     $    325
============================================================================

                                    [LOGO]
notes to the consolidated financial statements (continued)

A reconciliation of income tax expense to the statutory federal income tax rate follows:

                                 For the Years Ended September 30,
------------------------------------------------------------------
                                      1996     1995     1994
------------------------------------------------------------------
Federal income taxes at
   statutory rate                     34.0%    34.0%    34.0%
State income taxes, net
   of federal income tax benefit       4.3%     4.6%     4.2%
Other                                 (2.2%)    0.8%    (0.3%)
------------------------------------------------------------------
EFFECTIVE TAX RATE                    36.1%    39.4%    37.9%
==================================================================


The current provision is the amount of income taxes reported or expected to be reported on the Company's tax returns. Differences between accounting rules and tax laws cause differences between the basis of certain assets and liabilities for financial reporting and tax purposes. The tax effect of these differences, to the extent that they are temporary, are recorded as deferred tax assets and liabilities under Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes.

Significant components of the Company's net deferred tax assets
(liabilities) were as follows:

                                                                                    September 30,
--------------------------------------------------------------------------------------------------------------------
(In thousands)                                                       1996                              1995
--------------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
   Accounts payable                                                $    836                         $     540
   Deferred revenue                                                     282                               320
   Accrued expenses and other liabilities                               410                               272
--------------------------------------------------------------------------------------------------------------------
      Deferred tax assets                                             1,528                             1,132
--------------------------------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
   Depreciation                                                        (103)                              (31)
   Accounts and notes receivable                                     (2,840)                           (1,375)
   Prepaid expenses and other assets                                 (1,070)                             (685)
---------------------------------------------------------------------------------------------------------------------
      Deferred tax liabilities                                       (4,013)                           (2,091)
---------------------------------------------------------------------------------------------------------------------
Net operating loss carryforwards                                      3,459                               289
Research and development tax
   credit carryforwards                                                 341                               194
Foreign tax credit carryforwards                                        152                                60
Alternative minimum tax
   credit carryforwards                                                  10                                10
---------------------------------------------------------------------------------------------------------------------
Gross deferred tax assets (liabilities)                            $  1,477                         $    (406)
Deferred tax asset valuation allowance                               (1,477)                               --
----------------------------------------------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS (LIABILITIES)                              $     --                         $    (406)
======================================================================================================================


As of September 30, 1996, the Company had net operating loss carryforwards for income tax purposes of approximately $8,939,000 which expire in the years 2006-2011. The net operating loss carryforward balances at September 30, 1995 and 1994 were approximately $748,000 and $845,000, respectively. The net operating losses arise primarily as a result of the deductions relating to the exercise of incentive stock options.

As of September 30, 1996, the Company had research and development credit carryforwards of approximately $341,000 which are available to offset future income tax liabilities in the years 2006-2011. The research and development credit carryforward balances at September 30, 1995 and 1994 were approximately $194,000 and $80,000, respectively.

In fiscal 1996, the Company realized approximately $3,682,000 of tax benefit from the exercise of stock options by employees. Of this amount, $2,205,000 has been recorded as a reduction of the Company's deferred tax liability and an increase in additional paid-in capital. The remaining $1,477,000 of tax benefit has been recorded as a valuation allowance and is available to reduce future deferred tax liabilities. In fiscal 1995, the Company realized approximately $464,000 of tax benefit from the exercise of stock options by employees. This amount was recorded as a reduction of the Company's deferred tax liability and an increase in additional paid-in capital.

NOTE 6. REDEEMABLE CONVERTIBLE PREFERRED STOCK
On June 27, 1995, the Company completed an initial public offering of its common stock in which 1,724,099 shares of redeemable convertible preferred stock were converted into 3,448,198 shares of common stock.

As of September 30, 1994, the Company was authorized to issue 2,000,000 shares of no par value redeemable convertible preferred stock ("preferred stock"), of which 765,766 shares were outstanding as Series A preferred stock, and 958,334 shares were outstanding as Series B preferred stock and 275,900 shares were not outstanding. The Series A and B preferred stock had certain conversion, voting, redemption, liquidation and dividend rights prior to the conversion of the preferred stock on June 27, 1995.

                                    [LOGO]
                      notes to the consolidated financial statements (continued)

At September 30, 1994, the liquidation value of the Series A and Series B preferred stock was $1,147,500 and $2,245,382, respectively. As of June 27, 1995, the liquidation value of the Series A and Series B preferred stock was $1,210,540 and $2,373,322, respectively.

The difference between the preferred stock issuance price and the redemption value was accreted periodically through June 27, 1995, by a charge to accumulated deficit in the amount equal to the annual accruing dividend. The Company charged $190,980 and $257,500, respectively, to the accumulated deficit in recognition of the accruing dividends applicable to the Series A and Series B preferred stock issued and outstanding during the years ended September 30, 1995 and 1994.

NOTE 7. PREFERRED STOCK
Pursuant to the Company's Amended and Restated Certificate of Incorporation, the Company is authorized to issue up to 2,000,000 shares of $.01 par value preferred stock at terms and conditions to be designated by the Board of Directors. As of September 30, 1996 and 1995, there were no shares of preferred stock designated or outstanding.

NOTE 8. STOCKHOLDERS' EQUITY
In May 1995, the Company reincorporated as a Delaware corporation and exchanged each share of no par value common stock for one share of common stock, $.01 par value. Holders of common stock are entitled to one vote per share.

NOTE 9. STOCK INCENTIVE PLANS
The Company has a 1995 Director Stock Option Plan ("1995 Director Option Plan") and a 1995 Stock Incentive Plan ("1995 Incentive Plan") which replaced the Company's 1991 Stock Option Plan ("1991 Option Plan") and the 1991 Employee Stock Bonus Plan ("1991 Bonus Plan") effective June 27, 1995, when the Company completed its initial public offering.

The above plans enable the Company to grant options to purchase common stock, to make awards of restricted common stock and to issue certain other equity-related securities of the Company to any full or part-time employees, officers, directors, consultants or independent contractors of the Company. Stock options entitle the optionee to purchase common stock from the Company for a specified exercise price during a period specified in the applicable option agreement. Restricted stock awards entitle the recipient to purchase common stock from the Company under terms which provide for vesting over a period of time and a right of repurchase in favor of the Company of the unvested portion of the common stock subject to the award upon the termination of the recipient's employment or other relationship with the Company. The plans, except for the 1995 Director Option Plan, are administered by the Compensation Committee of the Board of Directors, which selects the persons to whom stock options and restricted stock awards are granted and determines the number of shares of common stock covered by the option or award, its exercise price or purchase price, its vesting schedule and, in the case of stock options, its expiration date.

Furthermore, the above plans stipulate that the exercise price of any incentive stock option shall not be less than 100% of the fair market value of the common stock at the date of the grant or less than 110% of the fair market value in the case of optionees holding more than 10% of the total combined voting power of all classes of stock of the Company. The exercise periods of incentive stock options cannot exceed 10 years from the date of grant, except for incentive stock options granted to optionees holding more than 10% of the total combined voting power of all classes of stock, which must be exercised within 5 years. Non-qualified stock options, if any, must be exercised within the time period set forth in the option agreement. Any portion not exercised within the terms as stipulated in the option agreement shall be forfeited.

                                    [LOGO]
notes to the consolidated financial statements (continued)

The Company records as compensation expense the excess, if any, of the estimated fair market value of the common stock at the date of option grant over the option exercise price. Any compensation expense is recognized ratably over the vesting period of the options. The Company recorded compensation expense of $80,148 and $146,013 for the years ended September 30, 1996 and 1995, respectively, relating to options granted with an exercise price below the estimated fair market value of the common stock. No compensation expense was recorded in fiscal 1994. Options granted prior to October 1994 and subsequent to the Company's initial public offering have an exercise price approximating the fair market value of the common stock as of their grant date.

1995 Stock Incentive Plan
The maximum number of shares of common stock which may be issued pursuant to the 1995 Incentive Plan is 1,800,000 shares, subject to certain anti-dilution adjustments. Options generally become exercisable over four years, commencing on the one-year anniversary of the date of grant and accumulate if not exercised. Options to purchase 967,099 and 72,000 shares of common stock, at prices ranging from $0.43 to $28.375 per share and from $18.75 to $21.75 per share, had been granted as of September 30, 1996 and 1995, respectively.

The 1995 Incentive Plan further provides for the granting of stock appreciation rights ("SARs") subject to certain conditions and limitations to holders of options under the 1995 Incentive Plan. SARs permit optionees to surrender an exercisable option for any amount equal to the excess of the market price of the common stock over the option price when the right is exercised. There were no SARs issued or exercised during fiscal 1996 or 1995.

Furthermore, the 1995 Incentive Plan provides for the granting of performance share awards entitling recipients to acquire shares of common stock upon the attainment of specified performance goals, as determined by the Board of Directors. No performance share awards were issued during fiscal 1996 or fiscal 1995.


1991 Stock Option Plan
At September 30, 1996, the maximum number of shares of common stock which may be issued pursuant to the 1991 Option Plan is 1,574,448 shares subject to certain anti-dilution adjustments. The 1991 Option Plan was terminated effective June 27, 1995, when the Company completed its initial public offering, and was replaced by the 1995 Stock Incentive Plan. Options granted under the 1991 Option Plan generally become exercisable in four equal annual installments, commencing on the date of grant and continuing through the third anniversary of the date of grant and accumulate if not exercised. At September 30, 1996, options to purchase 1,520,132 shares of common stock, at prices ranging from $0.08 to $4.125 per share, had been granted.

The 1991 Option Plan further provides for the granting of SARs subject to certain conditions and limitations to holders of options under the 1991 Option Plan. SARs permit optionees to surrender an exercisable option for any amount equal to the excess of the market price of the common stock over the option price when the right is exercised. There were no SARs issued or exercised during fiscal 1996, 1995 or 1994.

A summary of the 1995 Stock Incentive Plan and the 1991 Stock Option Plan transactions follows:



                                    September 30,
---------------------------------------------------------
                                   1996       1995
---------------------------------------------------------
Options outstanding at
   beginning of year             1,433,004    872,438
Granted (prices ranging
   from $0.43 to $28.375)          895,099    671,922
Exercised (prices ranging
   from $0.08 to $17.4375)        (412,900)   (94,454)
Canceled                           (19,014)   (16,902)
---------------------------------------------------------
Options outstanding at end
   of year (prices ranging from
   $0.08 to $28.375)             1,896,189  1,433,004

=========================================================



Options to purchase 670,535 and 602,488 shares of common stock were exercisable under the Plans at September 30, 1996 and 1995, respectively.

                                    [LOGO]
                      notes to the consolidated financial statements (continued)


1995 Director Stock Option Plan
Under the Company's 1995 Director Stock Option Plan, the maximum number of shares of common stock which may be issued is 200,000 shares, subject to certain anti-dilution adjustments. Options become exercisable over four years, commencing on the one-year anniversary of the date of grant and accumulate if not exercised. As of September 30, 1996, 24,000 shares were exercisable. There were no shares exercisable as of September 30, 1995.

In January 1996 and March 1995, the Company granted options to purchase 5,000 and 20,000 shares of common stock, respectively, to each of its non-employee directors at an exercise price of $42.50 and $3.75 per share, respectively. In addition, each non-employee director initially elected to the Board of Directors in the future will be granted an option, upon initial election as a director, to purchase 20,000 shares of common stock. Each non-employee director will also receive a subsequent grant of an option for 5,000 shares on the date of each Annual Meeting of Stockholders.

Common Stock Warrants
The Company issued common stock purchase warrants for 30,000 shares of common stock during fiscal 1995 pursuant to the terms of an agreement with a third party under which the Company purchased certain trademark rights. The common stock warrants permit the holder to purchase shares of common stock at a price of $20.625 per share. The common stock warrants expire in August, 2002.

The Company issued common stock purchase warrants for 455,556 shares of common stock during fiscal 1991 pursuant to the terms of the investment agreement with Greylock Limited Partnership and Venrock Associates. The common stock warrants permitted the holders to purchase shares of common stock at a price of $0.05 per share, subject to certain anti-dilution adjustments. The common stock warrants were scheduled to expire at various dates through fiscal 1996. There were stock warrants for 50,000 shares canceled during fiscal 1993. The remaining common stock purchase warrants for 405,556 shares were exercised in full in May 1995.

NOTE 10. EMPLOYEE BENEFITS
401(k) Savings Plan
The Company has a salary reduction 401(k) retirement savings plan (the "Plan") covering substantially all of the Company's employees. Participating employees may contribute an amount up to 15% of their eligible compensation, subject to an annual limit. The Company, at the discretion of the Board of Directors, may make contributions to the Plan. The Company contributed $118,300 and $31,600 to the Plan in fiscal 1996 and 1995, respectively. No contributions were made to the Plan by the Company in fiscal 1994. Expenses of the Plan were approximately $6,400, $2,600 and $2,400 in fiscal 1996, 1995 and 1994, respectively.

1995 Employee Stock Purchase Plan
Under the Company's 1995 Employee Stock Purchase Plan ("Stock Purchase Plan"), employees are granted the opportunity to purchase the Company's common stock. The first offering under the Plan commenced on August 16, 1995 and concluded February 15, 1996. Subsequent offerings begin on February 16 and August 16 of each year and conclude on August 15 and February 15, respectively. The price at which the employees may purchase the common stock is 85% of the closing price of the Company's common stock on the Nasdaq National Market on the date the offering period commences or terminates, whichever is lower. A total of 600,000 shares of common stock have been reserved under this plan. In fiscal 1996, 18,401 shares were issued under the Stock Purchase Plan. No shares were issued under the Stock Purchase Plan in fiscal 1995.

NOTE 11. COMMITMENTS AND CONTINGENCIES
The Company leases office facilities under non-cancelable operating lease agreements expiring at various dates through fiscal 2001. At September 30, 1996, approximate future minimum lease commitments under these leases were as follows:




(In thousands)
-----------------------
1997            $1,162
1998               716
1999               511
2000               257
2001                29
-----------------------
                $2,675
=======================

Total rent expense under non-cancelable operating leases was approximately $689,000, $269,000 and $97,000 for the years ended September 30, 1996, 1995 and
1994, respectively.

                                    [LOGO]
notes to the consolidated financial statements (continued)

NOTE 12. SIGNIFICANT CUSTOMERS AND FOREIGN REVENUES
Sales to Microsoft Corporation represented 12.1% and 17.3% of revenues in fiscal 1996 and 1995, respectively. In fiscal 1994, sales to FTP Software, Inc. and Sumitomo Metal Industries, Ltd., a foreign customer, represented 12.3% and 11.0% of revenues, respectively.

The Company exports products to diverse geographic areas. Net revenues by geographic area were as follows:


                                        For the Years Ended September 30,
--------------------------------------------------------------------------------
(In thousands)                             1996         1995         1994
--------------------------------------------------------------------------------
    United States                         $18,619      $10,095      $ 3,817
    Japan                                   2,094          708          819
    Other international                     1,594        1,338           31
--------------------------------------------------------------------------------
    TOTAL NET REVENUES                    $22,307      $12,141      $ 4,667
================================================================================


NOTE 13. SALE OF DATA VISUALIZATION PRODUCT LINE
In September 1995, the Company sold its data visualization product line to a stockholder for $910,000. The Company recorded a pre-tax gain, net of transaction expenses, of $863,000. As of September 30, 1995, accounts receivable of approximately $109,000 related to the data visualization product line were included in current assets.

NOTE 14. ACQUISITIONS
On February 2, 1996, the Company issued approximately 230,000 shares of its common stock in exchange for all of the outstanding common stock of Stonehand. At the time of acquisition, Stonehand was located in Cambridge, Massachusetts, and was a leader in core Web technologies including text formatting and internationalization technologies such as SGML, HTML, DSSSL and Unicode.

On April 17, 1996, the Company issued approximately 87,000 shares of its common stock in exchange for all of the outstanding common stock of OS Tech. At the time of acquisition, OS Tech was located in Townsend, Massachusetts, and developed and licensed WWW conferencing and forum technology.

On April 24, 1996, the Company issued approximately 470,000 shares of its common stock in exchange for all of the outstanding common stock of SurfWatch. At the time of acquisition, SurfWatch, a Los Altos, California vendor of Internet filtering and parental control software, marketed Internet software for blocking access to inappropriate material, and licensed Internet filtering technology to a variety of markets including the on-line services industry, personal computer manufacturers and the educational market as well as corporations.

These acquisitions have been accounted for as pooling of interests and, accordingly, the Company's consolidated financial statements reflect the accounts and operations of Stonehand, OS Tech and SurfWatch for all periods prior to the acquisitions. Separate results of operations for the periods prior to the acquisition of Stonehand, OS Tech and SurfWatch by the Company are summarized as follows:


                                      For the Years Ended September 30,
--------------------------------------------------------------------------------
(In thousands)                           1996         1995         1994
--------------------------------------------------------------------------------
      NET REVENUES:
        Spyglass                        $20,391      $10,350      $ 3,629
        Stonehand                           540        1,479          921
        OS Tech                              31            3          117
        Surf/Watch                        1,345          309           --
--------------------------------------------------------------------------------
           COMBINED                     $22,307      $12,141      $ 4,667
================================================================================
      NET INCOME:
        Spyglass                        $ 3,355      $2,177       $ 1,331
        Stonehand                            67         199            (5)
        OS Tech                              --         (63)           58
        Surf/Watch                           38        (137)           --
--------------------------------------------------------------------------------
           COMBINED                     $ 3,460      $2,176       $ 1,384

================================================================================


                                    [LOGO]
                                              report of independent accountants


To the Board of Directors
and Stockholders of Spyglass, Inc.
Naperville, Illinois

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in redeemable convertible preferred stock and stockholders' equity and of cash flows, present fairly, in all material respects, the financial position of Spyglass, Inc. and its subsidiary at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ Price Waterhouse LLP
    -----------------------
    Price Waterhouse LLP

Chicago, Illinois
October 25, 1996


                                    [LOGO]

                                   DIRECTORY

SPYGLASS WORLDWIDE HEADQUARTERS
Spyglass, Inc.
1240 E. Diehl Road
Naperville, IL60563

SPYGLASS U.S. OPERATIONS
Cambridge, MA
Champaign, IL
Los Altos, CA
Marina del Rey, CA
Morristown, NJ
San Ramon, CA

SPYGLASS INTERNATIONAL OPERATIONS
Spyglass Asia Pacific
Central, Hong Kong

SPYGLASS EUROPE
Berkshire, United Kingdom

INTERNET ADDRESSES
World Wide Web, www.spyglass.com
Electronic mail, investor@spyglass.com

TRANSFER AGENT
Inquiries regarding shareholder-related
services, such as transfers or changes
of address, should be directed to:
American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
800-937-5449

10-K FILING
A copy of Spyglass' Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available to stockholders by written request to Thomas S. Lewicki, Controller, at the Spyglass
Worldwide Headquarter address.

SHARES LISTED
Spyglass common stock is traded on the Nasdaq
Stock Market under the ticker symbol SPYG.

INDEPENDENT AUDITORS
Price Waterhouse LLP
Chicago, IL

LEGAL COUNSEL
Hale and Dorr
Boston, MA

ANNUAL MEETING
Spyglass shareholders are invited to attend our annual shareholder meeting, to be held on February 12, 1997 at 10:00 AM, at the Holiday Inn in Naperville, IL.

SPYGLASS DIRECTORS
Douglas P. Colbeth, President and
Chief Executive Officer, Spyglass, Inc.
William S. Kaiser, General Partner,
Greylock Management Corporation
Timothy K. Krauskopf, Chief Technical Officer,
Spyglass, Inc.
Ray Rothrock, General Partner, Venrock Associates
Steven R. Vana-Paxhia, President and
Chief Executive Officer, INSOCorporation

SPYGLASS EXECUTIVE OFFICERS
Douglas P. Colbeth, President and
Chief Executive Officer
Gary L. Vilchick, Executive Vice President
Finance, Administration and Operations
and Chief Financial Officer
Thomas S. Lewicki, Controller,
Treasurer and Secretary
Timothy K. Krauskopf,
Chief Technical Officer
Richard M. Houle, Executive Vice President of Development and Services
Michael F. Tyrrell, Executive Vice President of Business Development
Randall T. Littleson,
Vice President of Marketing


                                    [LOGO]