Form 10-K, Exhibit 13
period 1997-09-30
SPYGLASS INC
filed 1997-12-22
CIK 945256

                                                                    EXHIBIT 13.1


SELECTED FINANCIAL DATA

The following table sets forth selected financial data of the Company for and as of the five years ended September 30, 1997, 1996, 1995, 1994, and 1993. The selected financial data has been derived from the Company's audited consolidated financial statements. This financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto.

                                                                    FISCAL YEARS ENDED SEPTEMBER 30,
                                                  -----------------------------------------------------------------------
(In thousands, except per share amounts)            1997         1996           1995              1994           1993(1)
-------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

    Total net revenues                            $ 21,295      $ 22,307       $ 12,141         $ 4,667          $  1,375

    Gross profit                                    18,267        20,277         10,380           3,580             1,152

    Income (loss) from operations                  (11,357)        3,667          3,025             770              (388)

    Income (loss) before cumulative effect
        of change in accounting                     (9,735)        3,460          2,176             584              (320)

    Net income (loss)                               (9,735)        3,460          2,176           1,384              (320)

    Net income (loss) available to common
        stockholders                               ($9,735)     $  3,460       $  1,985         $ 1,127          $   (577)

PER SHARE AND SHARE DATA:

    Earnings (loss) per common and common
        equivalent share (2):

    Income (loss) before cumulative
        effect of change in accounting              ($0.81)     $   0.27       $   0.23         $  0.08           $ (0.13)

    Net income (loss)                               ($0.81)     $   0.27       $   0.23         $  0.18           $ (0.13)

    Net income (loss) available to common
        stockholders                                ($0.81)     $   0.27       $   0.21         $  0.15           $ (0.23)

    Weight average number of common shares
        and equivalents outstanding                 12,090        12,838          9,423           7,685             2,514

BALANCE SHEET DATA:

    Cash and cash equivalents                     $ 22,841      $ 16,490       $ 34,872         $ 1,606           $   757

    Short-term investments                           4,929        17,593              -               -                 -

    Working capital                                 28,844        39,117         35,550           2,174               661

    Total assets                                    40,580        48,769         43,509           5,871             1,167

    Redeemable convertible preferred stock               -             -              -           3,393             3,135

    Total stockholders' equity                    $ 35,567      $ 43,891       $ 37,614         $  (756)          $(2,227)

(1)- Selected financial data for the year ended September 30, 1993 does not include the results of Stonehand Inc., SurfWatch Software, Inc. or OS Technologies Corporation which were acquired in fiscal 1996 in transactions accounted for as pooling of interests. The selected financial data of such companies for such fiscal year does not materially affect the results shown above.

(2)-On November 28, 1995, the Board of Directors declared a two-for-one common stock split, effected in the form of a 100% stock dividend, paid December 20, 1995, to stockholders of record as of December 6, 1995. All share and per share data have been restated to reflect the two-for-one common stock split for all periods presented.

DIVIDEND POLICY: The Company has never paid cash dividends on its capital stock. The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future.

SELECTED QUARTERLY DATA

        The following table sets forth certain quarterly financial information of the Company for fiscal years 1997 and 1996. This information has been derived from the consolidated quarterly financial statements of the Company which are unaudited but which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements included herein and include all adjustments (consisting only of normal recurring items) necessary for a fair presentation of the financial results for such periods. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto.



                                                        THREE MONTHS ENDED (UNAUDITED)
                                --------------------------------------------------------------------------------------------------
(In thousands except            SEPT. 30,       JUNE 30,    MARCH 31,    DEC. 31,    SEPT. 30,    JUNE 30,   MARCH 31,    DEC. 31,
per share amounts)               1997            1997         1997         1996        1996        1996        1996         1995
----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

   Total net revenues           $ 3,179         $ 2,216     $12,015      $ 3,885     $ 6,551      $ 6,003    $ 5,000      $ 4,753


   Gross profit                   2,494           1,539      10,808        3,426       5,961        5,484      4,562        4,270

   Income (loss) from operations (5,031)         (6,150)      2,755       (2,931)        921        1,008        876          862

   Net income (loss)             (4,708)         (5,533)      2,051       (1,545)      1,004          862        752          842

PER SHARE AND SHARE DATA:

   Earnings (loss) per common and
     equivalent share (2):

     Net income (loss)          $ (0.38)        $ (0.45)    $  0.16      $ (0.12)    $  0.08      $  0.07    $  0.06      $  0.07

   Weighted average number of
     common shares and
     equivalents outstanding     12,325          12,187      12,736       12,694      12,750       12,853     12,962       12,929

(1) - Includes a one-time licensing fee of $8,000,000 from Microsoft
Corporation.

(2) - On November 28, 1995, the Board of Directors declared a two-for-one common stock split, effected in the form of a 100% stock dividend, paid December 20, 1995, to stockholders of record as of December 6, 1995. All share and per share data have been restated to reflect the two-for-one common stock split for all periods presented.

MARKET PRICE PER SHARE

The following table sets forth, for the periods indicated, the high and low sales prices of the Common Stock of the Company on the Nasdaq National Market, as reported by Nasdaq.


                                                        THREE MONTHS ENDED
                                -------------------------------------------------------------------------------------------------
                                SEPT. 30,      JUNE 30,   MARCH 31,    DEC. 31,    SEPT. 30,    JUNE 30,   MARCH 31,    DEC.  31,
                                  1997           1997       1997         1996        1996        1996       1996          1995
---------------------------------------------------------------------------------------------------------------------------------
   High                         $ 10 1/2       $    11    $ 14 1/8     $ 19 1/2    $ 23 5/8     $ 34 7/8   $ 55 3/4     $ 61
   Low                          $  7 3/16      $     6    $  7         $ 10        $ 12         $ 19 1/8   $ 18         $ 16 1/2



                                                                               5
                                                                          [LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


        Spyglass, Inc. ("Spyglass" or the "Company") was organized as an Illinois corporation in February 1990 and reincorporated in Delaware in May 1995. Spyglass entered the Internet market during fiscal 1994 and from fiscal 1994 through fiscal 1996, focused its efforts on developing, marketing and distributing Internet client and server technologies for incorporation into a variety of Internet-based software products and services. Beginning in fiscal 1997, the Company focused on the development, marketing and distribution of its technologies and services to the non-PC Internet device marketplace. Spyglass markets embedded solutions to a variety of companies such as the real time operating system (RTOS) vendors, consumer and industrial electronics manufacturers, and office equipment suppliers. Spyglass also provides infrastructure solutions to a variety of companies such as the Regional Bell Operating Companies (RBOCs), telephone companies, cable companies, Internet Service Providers (ISPs) and internetworking hardware providers. These technologies enable Internet connectivity through highly scalable embedded browers and servers, and provide performance enhancements, content filtering and conversion through an integrated suite of infrastructure servers. Spyglass Professional Services offers custom engineering for defining, developing and delivering complete, end-to-end project solutions. Spyglass provides its customers with expertise, software and services that enable them to rapidly deploy cost-effective Internet-enabled devices. Spyglass solutions have been integrated into a variety of products, including but not limited to televisions, office equipment, television set-top boxes, network computers, screen and cellular phones. In addition, several major corporations have deployed Surfwatch, a leading content filtering software designed to block unwanted material from the Internet. Prior to fiscal 1994, the Company focused its efforts on the scientific data visualization tools market; this product line was sold in fiscal 1995.

        Spyglass acquired Stonehand Inc. ("Stonehand"), OS Technologies Corporation ("OS Tech") and SurfWatch Software, Inc. ("SurfWatch"), in fiscal 1996 in transactions accounted for as poolings of interests. All financial information presented includes the accounts and results of operations of these companies for all periods presented.

        In November 1997, Spyglass acquired AllPen Software in a transaction accounted for as a pooling of interests. See Note 13 to the Consolidated Financial Statements.

        The Company pays royalties to the University of Illinois with respect to licenses of Spyglass Device Mosaic. In addition, the Company pays royalties to RSA Data Security, Inc. with respect to licenses of the Company's technologies containing certain RSA code, to Sun Microsystems, Inc. with respect to licenses of the Company's technologies containing certain Java code. These royalties are reflected in cost of technology and product revenues.

        On January 21, 1997, the Company amended its license arrangement with Microsoft Corporation ("Microsoft") to convert Microsoft's existing license for the Spyglass Mosaic browser technology into a fully paid-up license in consideration of an additional $8,000,000 payment from Microsoft. Spyglass recognized the revenue from this payment in the quarter ended March 31, 1997. Management believes that its results of operations, presented without giving effect to this one-time event, provides a more accurate presentation of the Company's ongoing business. Accordingly, the following analyses for the fiscal year ended September 30, 1997, including amounts and percentages, exclude the $8,000,000 of revenue as well as the associated $600,000 of cost of sales and $400,000 of sales expense for the fiscal year ended September 30, 1997. Approximately 39.5% of the Company's revenues for fiscal 1997 were attributable to Microsoft.

FISCAL YEAR ENDED SEPTEMBER 30, 1997 COMPARED WITH FISCAL YEAR ENDED SEPTEMBER 30, 1996
------------------------------------------------------------------------------

        Technology revenues for the year ended September 30, 1997 decreased $10,272,000, or 53%, to $9,194,000 compared to $19,466,000 for the year ended
September 30, 1996. This decrease in technology revenues was due primarily to a significant decline in revenues from vendors of desktop software applications combined with slower than anticipated development of the Internet device market as the Company redirected its strategic focus to this market during fiscal
1997. Specifically, technology revenues from vendors of desktop software applications decreased to $6,353,000 from $17,971,000 while revenues from device manufacturers increased to $2,841,000 from $1,495,000. During this period of strategic redirection, initial technology license revenues will typically comprise a smaller component of total expected license revenue than in the past, until such time as customer devices utilizing the company's technology are introduced commercially and the contractual royalty revenue stream commences. Therefore, the Company expects its revenue growth to be limited during fiscal 1998 as the Company continues to focus its efforts on the Internet device market.

     Service revenues, which include revenues from both customer support agreements and professional services agreements, increased $1,260,000, or 44%, to $4,101,000 for the year ended September 30, 1997 compared to $2,841,000 for the year ended September 30, 1996. The increase in service revenues was due primarily to the increase in the number of professional services agreements entered into by the Company. Revenues from professional services were $2,179,000 in fiscal 1997 compared to $559,000 for fiscal 1996. The Company expects professional services revenues to increase both in absolute dollars and as a percentage of revenues during fiscal 1998, while service revenues from customer support agreements are expected to decline slightly during the same period.

     Gross profit as a percentage of revenues was 81.8% for the year ended September 30, 1997 compared to 90.9% for the year ended September 30, 1996. This decrease in gross profit percentage resulted primarily from an increase in professional services revenues as a percentage of both total revenues and service revenues, which have significantly higher costs as a percentage of revenues than technology and product revenues. Additionally, the cost of service revenues increased, as a percentage of service revenues, to 36.4% for fiscal 1997 from 4.2% for fiscal 1996. The Company expects gross profit as a percentage of revenues to decline slightly throughout fiscal 1998 as professional services revenues as a percentage of total revenues increase.

     Sales and marketing expenses for the year ended September 30, 1997 increased $1,948,000, or 33%, to $7,911,000 from $5,963,000 for the year ended
September 30, 1996, and increased as a percentage of revenues to 59.5% from 26.7%. The increased expenses reflected staff additions in sales, marketing and customer services to support the sale



6

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS
---------------------

The following table sets forth certain financial data as a percentage of total net revenues for the fiscal years ended September 30, 1997, 1996, and 1995:



                                                                                     PERCENTAGE OF TOTAL NET REVENUES
                                                                                     -------------------------------
                                                                                 FOR THE FISCAL YEARS ENDED SEPTEMBER 30,
                                                                                 ----------------------------------------
                                                                                     1997           1996           1995
-------------------------------------------------------------------------------------------------------------------------
NET REVENUES:
    Internet technology revenues                                                     69.2%          87.3%          81.3%
    Data visualization product revenues                                                 -              -           12.5
    Service revenues                                                                 30.8           12.7            6.2
                                                                                 --------       --------       --------
        Total net revenues                                                          100.0          100.0          100.0

COST OF REVENUES:
    Cost of technology and product revenues                                           7.0            8.6           14.5
    Cost of service revenues                                                         11.2            0.5              -
                                                                                 --------       --------       --------
        Total cost of revenues                                                       18.2            9.1           14.5
                                                                                 --------       --------       --------
Gross profit                                                                         81.8           90.9           85.5

Operating expenses and other:
    Sales and marketing                                                              59.5           26.7           27.2
    Research and development                                                        102.6           30.6           22.7
    General and administrative                                                       50.9           17.2           17.8
    Gain on sale of data visualization product line                                     -              -           (7.1)
    Restructuring charge                                                              6.8              -              -
                                                                                 --------       --------       --------
Income (loss) from operations                                                      (138.0)          16.4           24.9
Other income                                                                         12.2            7.8            4.7
                                                                                 --------       --------       --------
Income (loss) before income taxes                                                  (125.8)          24.2           29.6
Provision for income taxes                                                              -            8.7           11.7
                                                                                 --------       --------       --------
Net income (loss)                                                                  (125.8)%         15.5%          17.9%
                                                                                 ========       ========       ========


and marketing of Spyglass technologies, which increased the cost of salary and related personnel expenses by $1,309,000 and increased related facility costs by $412,000 between fiscal 1997 and fiscal 1996. Advertising costs decreased $336,000 between these periods due to the cancellation of a monthly advertising service fee associated with previous marketing programs targeting the desktop marketplace. The Company expects sales and marketing expenses for fiscal 1998 to remain approximately the same, in dollars, as in fiscal 1997.

     Research and development expenses for the year ended September 30, 1997 increased $6,843,000, or 101%, to $13,644,000 compared to $6,801,000 for the year ended September 30, 1996, and increased as a percentage of revenues to 102.6% from 30.6%. The increase in research and development costs was due primarily to costs of additional personnel required to provide enhancements to existing technologies as well as the relocation of personnel to geographic areas in which higher salaries are required, all of which increased the costs of salary and related personnel expenses by $4,642,000 for fiscal 1997 compared to fiscal 1996. Additionally, facility costs increased $1,870,000 between these periods as the Company consolidated its Champaign, Illinois research and development operations into its Naperville, Illinois and Cambridge, Massachusetts operations, which have higher facility costs than the Champaign facility. The Company believes that it has been necessary to make significant investments in research and development and acquisitions of new technologies to remain competitive and establish a leadership position in the emerging Internet device market. The Company expects its research and development expenses in fiscal 1998 to remain approximately the same in dollars as in fiscal 1997.

     General and administrative expenses increased $2,923,000, or 76%, to $6,769,000 for the year ended September 30, 1997 from $3,846,000 for the year ended September 30, 1996 and increased as a percentage of revenues to 50.9% from 17.2%. The increase in general and administrative expenses was due primarily to increases in personnel at corporate headquarters, which increased salary and related personnel expenses by $2,076,000. Bad debt expense increased by $728,000 as the Company wrote-off certain accounts receivable balances related to its desktop software application business as the Company transitioned to the Internet device market. Additionally, in order to effectively and rapidly transition the focus of the Company from the desktop market to the Internet device market it was necessary to incur significantly more conference, travel and meeting expenses, which increased general and administrative expenses by $495,000 for fiscal 1997 compared to fiscal 1996. The Company expects general and administrative costs to decline, both in dollars and as a percent of revenues, in fiscal 1998.

     On March 10, 1997, the Company consolidated its Champaign, Illinois development operations with its Naperville, Illinois and Cambridge,

                                                                   7
                                                                [LOGO]

Massachusetts operations. This consolidation reflects the Company's evolution from its desktop focus to the Internet device market and the realignment of its product development activities with the needs of this market. As a result, a restructuring charge of $900,000 was recorded in the second quarter of fiscal 1997 and consists primarily of severance and related personnel costs of $730,000 and lease cancellation and other exit costs of $170,000. Included in the charge for personnel costs was $100,000 of compensation expense related to the acceleration of the exercisability of certain stock options. The decrease in facility costs related to the closing of the Champaign facility has been offset by expansion within existing facilities as well as expansion into new facilities.

     The Company recorded no income tax benefit for the fiscal year ended September 30, 1997 as compared to a provision for income taxes of $1,951,000 for the fiscal year ended September 30, 1996. This reflects a decision by the Company not to recognize income tax benefits associated with the Company's operating loss generated during fiscal 1997. The Company believes that it is appropriate to defer recognition of potential tax benefits until such time when its return to profitability can provide assurances that these tax benefits will be realized.

FISCAL YEAR ENDED SEPTEMBER 30, 1996 COMPARED WITH FISCAL YEAR ENDED SEPTEMBER 30, 1995

     Technology and product revenues for the year ended September 30, 1996 increased $8,082,000, or 71%, to $19,466,000 compared to $11,384,000 for the year ended September 30, 1995. This increase in technology and product revenues was due primarily to revenues from license agreements with new customers for the Spyglass Mosaic (formerly Client SDK) and, to a lesser extent, the Spyglass Server (formerly Server SDK) and SurfWatch technologies. Approximately 12.1% of the Company's revenues for fiscal 1996 were attributable to a license from one customer. Internet technology revenues, as a percentage of revenues, increased to 87.3% during the 1996 fiscal year from 81.3% during the 1995 fiscal year. The Company sold its data visualization product line in September 1995 and reported no revenues from this product line for the year ended September 30, 1996 compared to $1,513,000 in the year ended September 30, 1995.

     Service revenues for the year ended September 30, 1996 increased $2,084,000, or 75%, to $2,841,000 compared to $757,000 for the year ended
September 30, 1995. During the third quarter of fiscal 1996, the Company formed a professional services group to service the Internet device market. The increase in service revenues was due primarily to the increase in the number of support agreements with new customers for Spyglass Mosaic and the Spyglass Server in addition to continuing support agreements with existing customers. Revenues from professional services approximated $560,000 in fiscal 1996.

     Gross profit as a percentage of revenues was 90.9% for the year ended September 30, 1996 compared to 85.5% for the year ended September 30, 1995. This increase in gross profit percentage resulted primarily from lower royalty costs reflecting changes in product mix. This change in product mix resulted from the sale of the data visualization product line in September 1995 (which had higher royalty costs as a percentage of revenue than Spyglass Mosaic) and the introduction of the Spyglass Server in July 1995, which has now been incorporated into the Spyglass Server (which has lower royalty costs as a percentage of revenue than Spyglass Mosaic).

     Sales and marketing expenses for the year ended September 30, 1996 increased $2,660,000, or 81%, to $5,963,000 from $3,303,000 for the year ended September 30, 1995, but decreased slightly as a percentage of revenues to 26.7% from 27.2%. The increased expenses reflected higher sales commission costs (which increased by $343,000 in fiscal 1996 from fiscal 1995) due to increased revenues in addition to staff additions in sales, marketing, and customer support (which increased the cost of salary and related personnel expenses by $1,394,000 in fiscal 1996 from in fiscal 1995). Additionally, certain marketing initiatives, which included a print campaign to increase awareness of its products among the business and technology communities, accounted for $530,000 of the increase in sales and marketing expenses for the year ended September 30, 1996 as compared to the year ended September 30, 1995.

     Research and development expenses for the year ended September 30, 1996 increased $4,045,000, or 147%, to $6,801,000 compared to $2,756,000 for the year ended September 30, 1995, and increased as a percentage of revenues to 30.6% from 22.7%. The increase in research and development costs was due primarily to costs associated with enhancements to existing technologies as well as the development of the Software Development Kits, the SurfWatch ProServer and other new technologies.

     General and administrative expenses for the year ended September 30, 1996 increased $1,687,000, or 78%, to $3,846,000 from $2,159,000 for the year ended
September 30, 1995 but declined slightly as a percentage of revenues to 17.2% from 17.8%. The increase in general and administrative expenses was due primarily to increases in personnel, (which increased salary and related personnel expenses by $797,000 for fiscal 1996 from fiscal 1995), as well as expenses incurred by the Company related to the acquisitions of Stonehand, OS Tech and SurfWatch.

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

     The provision for income taxes for the year ended September 30, 1996 increased $536,000 to $1,951,000 from $1,415,000 for the year ended September 30, 1995. The provision for income taxes as a percentage of income before income taxes approximated 36% in fiscal 1996 as compared to 39% in fiscal 1995. This decrease in the effective tax rate is due to increased research and development tax credits for the fiscal year ended September 30, 1996.

LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 1997, the Company had no debt and had cash


8

Management's Discussion and Analysis of Financial Condition and Results of Operations
and cash equivalents of $22,841,000, short-term investments of
$4,929,000 and working capital of $28,844,000. The Company's operating activities used cash of $4,114,000 and $822,000 for the fiscal year ended September 30, 1997 and 1996, respectively, and provided cash of $715,000 for
the fiscal year ended    September 30, 1995. The Company's cash flows for
fiscal 1997 were impacted by the $7,500,000 in cash received from Microsoft during the quarter ended March 31, 1997 in connection with the amendment to the Company's license arrangement as discussed in the Overview section.

     The Company's net accounts receivable decreased to $4,042,000 at September 30, 1997 from $8,226,000 at September 30, 1996. This decrease was primarily due to a decrease in revenues, increased collection efforts and the write-off of approximately $1,150,000 of accounts receivable balances related to desktop software vendors.

     The Company's capital expenditures totaled $3,330,000, $2,905,000 and $1,034,000 for the fiscal years ended September 30, 1997, 1996, and 1995, respectively, and consisted primarily of computer hardware and software. The Company had no material commitments for capital expenditures at September 30, 1997.

     The Company believes that its current cash and cash equivalents will be sufficient to finance the Company's cash flow needs through at least the fiscal year ending September 30, 1998.

FUTURE OPERATING RESULTS

     This Annual Report contains a number of forward-looking statements. Any statements contained herein (including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans" and similar expressions) that are not statements of historical fact should be considered forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below.

     During fiscal 1997, the Company announced an increased strategic focus on the Internet device market. The Company is focused on the development, marketing and distribution of its technologies and services to the non-PC Internet device marketplace. Because this is a new and undeveloped market, there can be no assurance as to the extent of the demand for product offerings similar to those of the Company, or the extent to which the Company will be successful in penetrating this market. Moreover, the Company expects that its revenue growth will be limited during fiscal 1998 as the Company continues to direct its business strategy to the Internet device market, rather than vendors of desktop software applications. In addition, the Company expects to maintain its recent levels of expenditures in product development, marketing and sales in order to position itself as a leader in the Internet device market.

     The Company's future results of operations will also be largely dependent upon a number of factors relating to development and acceptance of the Internet as a commercial market. In particular, commercial use of the Internet continues to be constrained by the need for reliable processes such as security measures for electronic commerce as well as the need for regularly available customer support and a supporting infrastructure providing widespread Internet accessibility and high-speed communications capabilities. In addition, the market for Internet software products is characterized by rapidly changing technology, evolving industry standards and customer demands, and frequent product introductions and enhancements, which make it difficult to predict whether the initial commercial acceptance of the Company's products can be sustained over a period of time.

     The market for Internet technologies and services is extremely competitive, and competition is likely to increase in the future. The Company currently faces competition from other Internet device technology and software vendors such as Oracle, Sun Microsystems, Microsoft, on-line service companies, Internet access providers and networking software companies. In licensing its Internet technologies, the Company considers a significant source of competition to be the prospect company's internal software development resources.

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

     The Company from time to time receives notices alleging that its products infringe third party proprietary rights. For example, the Company has a pending dispute with Unisys Corporation regarding the Graphics Interchange Format. Spyglass has also received a notice from Elk Industries Inc. alleging that one or more products of Spyglass infringe a patent owned by Elk Industries Inc. Patent and similar litigation frequently is complex and expensive and its outcome can be difficult to predict. If, as a result of proprietary rights infringements by any of the Company's products, the Company is required to discontinue sales of certain products, eliminate certain features on its products, or pay royalties to another party, the Company's future operating results could be materially adversely affected.

     The Company's quarterly operating results have varied and they may continue to vary significantly depending on factors such as the timing of significant license agreements, the terms of the Company's licensing arrangements with its customers and the timing of new product introductions and upgrades by the Company and its competitors. The Company typically structures its license agreements with customers to require commitments for a minimum number of licenses, and license revenues are recognized as the committed
licenses are purchased.   Additional revenues from a customer will not be earned
unless and until the initial committed levels are exceeded. The Company's revenues in any quarter will depend in significant part on its ability to sell licenses to new customers in that quarter, the timing of product deployment by its customers and the ability to sell professional services. The Company typically structures its professional service agreements with customers to recognize revenue on the percentage of completion method of accounting. The Company's expense levels are based in part on expectations of future revenue levels and any shortfall in expected revenue could therefore result in a disproportionate decrease in the Company's net income in any given fiscal period.

                                                                              9
                                                                         [LOGO]

                    Consolidated Statements of Operations



                                             FOR THE YEARS ENDED SEPTEMBER 30,
(In thousands, except per share amounts)        1997         1996      1995
------------------------------------------------------------------------------
Net revenues:
  Internet technology revenues               $  17,194  $  19,466   $  9,871
  Data visualization product revenues              -            -      1,513
  Service revenues                               4,101      2,841        757
                                             ---------  ---------   --------
     Total net revenues                         21,295     22,307     12,141

Cost of revenues:
  Cost of technology and product revenues        1,535      1,912      1,761
  Cost of service revenues                       1,493        118        -
                                             ---------  ---------   --------
    Total cost of revenues                       3,028      2,030      1,761
                                             ---------  ---------   --------
Gross profit                                    18,267     20,277     10,380

Operating expenses and other:
  Sales and marketing                            8,311      5,963      3,303
  Research and development                      13,644      6,801      2,756
  General and administrative                     6,769      3,846      2,159
  Gain on sale of data visualization
    product line                                     -          -       (863)
  Restructuring charge                             900          -          -
                                             ---------  ---------   --------
Income (loss) from operations                  (11,357)     3,667      3,025

Other income                                     1,622      1,744        566
                                             ---------  ---------   --------
Income (loss) before income taxes               (9,735)     5,411      3,591

Provision for income taxes                           -      1,951      1,415
                                             ---------  ---------   --------
Net income (loss)                               (9,735)     3,460      2,176

Accretion of preferred stock dividends             -            -       (191)
                                             ---------  ---------   --------
Net income (loss) available to common
  stockholders                               $  (9,735) $   3,460   $  1,985
                                             =========  =========   ========

Earnings (loss) per common and common
  equivalent share:
    Net income (loss)                        $   (0.81) $    0.27   $   0.23
    Net income (loss) available to
      common stockholders                    $   (0.81) $    0.27   $   0.21
Weighted average number of common
  shares and equivalents outstanding            12,090     12,838      9,423
                                             =========  =========   ========



See accompanying Notes to the Consolidated Financial Statements

                          Consolidated Balance Sheets

                                                                    SEPTEMBER 30,
(In thousands)                                                  1997             1996
----------------------------------------------------------------------------------------
                ASSETS
Current assets:
  Cash and cash equivalents                                    $ 22,841         $ 16,490
  Short-term investments                                          4,929           17,593
  Account receivable, net of allowance for
   doubtful accounts of $350 and $470, respectively               3,792            7,608
  Prepaid expenses and other current assets                       2,195            2,094
                                                               --------         --------
   Total current assets                                          33,757           43,785

Properties, net                                                   5,037            3,377
Long-term accounts receivable                                       250              618
Other assets                                                      1,536              989
                                                               --------         --------
   TOTAL ASSETS                                                $ 40,580         $ 48,769
                                                               ========         ========
  LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accounts payable                                             $  2,162         $  2,160
  Deferred revenues                                               1,256            1,453
  Accrued compensation and related benefits                       1,322              952
  Accrued expenses and other liabilities                            173              103
                                                               --------         --------
    Total current liabilities                                     4,913            4,668

Long-term deferred revenues                                         100              210
                                                               --------         --------
    Total liabilities                                             5,013            4,878
                                                               --------         --------
Stockholder's equity:
  Preferred stock, $.01 par value, 2,000,000 shares authorized,
    none issued                                                       -                -
  Common stock, $.01 par value, 50,000,000 shares
    authorized, 12,362,823 and 11,819,545 shares
    issued and outstanding, respectively                            124              118
  Additional paid-in-capital                                     40,746           39,341
  Retained earnings (deficit)                                    (5,303)           4,432
                                                               --------         --------
    Total stockholders' equity                                   35,567           43,891
                                                               --------         --------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $ 40,580         $ 48,769
                                                               ========         ========



See accompanying Notes to the Consolidated Financial Statements


                                                                            11
                                                                         [LOGO]

         Consolidated Statements of Changes in Redeemable Convertible
                   Preferred Stock and Stockholders' Equity


                                          REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                          AT NET ISSUANCE PLUS DIVIDEND ACCRETION        COMMON STOCK       ADDITIONAL   RETAINED
                                          ---------------------------------------        ------------        PAID-IN     EARNINGS
(In thousands, except share amounts)      SERIES A        SERIES B       TOTAL        SHARES      AMOUNT     CAPITAL     (DEFICIT)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1994             $   1,148       $  2,245     $  3,393      1,659,844   $   237    $        -   $  (1,013)

 Exercise of stock options                                                              46,602         1            45
 Exercise of stock warrants                                                            202,778         2            18
 Issuance of incentive stock options                                                                               146
 Exchange of common stock from no par
  to $0.01 par                                                                                      (221)          221
 Conversion of preferred stock into
  common stock                               (1,211)        (2,373)      (3,584)     1,724,099        17         3,567
 Net proceeds from initial public offering                                           2,070,000        21        32,124
 Tax benefit from exercise of stock options                                                                        464
 Issuance of common stock to effect for
  two-for-one common stock split                                                     5,703,322        57           (57)
 Net income                                                                                                                  2,176
 Accretion of preferred stock dividends          63            128          191                                               (191)
                                          ---------       --------     --------     ----------   -------    ----------   ---------
BALANCE AT SEPTEMBER 30, 1995                     -              -            -     11,406,645       114        36,528         972

 Exercise of stock options                                                             394,499         4           531
 Exercise of employee stock purchase plan
  stock options                                                                         18,401                     266
 Issuance of incentive stock options                                                                                80
 Tax benefit from exercise of stock options                                                                      1,936
 Net income                                                                                                                  3,460
                                          ---------       --------     --------     ----------   -------    ----------   ---------
BALANCE AT SEPTEMBER 30, 1996                     -              -            -     11,819,545       118        39,341       4,432

 Exercise of stock options                                                             497,882         5           731
 Exercise of employee stock purchase plan
  stock options                                                                         45,396         1           362
 Issuance of incentive stock options                                                                                80
 Accelerated vesting of options                                                                                    232
 Net loss                                                                                                                   (9,735)
                                          ---------       --------     --------     ----------   -------    ----------   ---------
BALANCE AT SEPTEMBER 30, 1997             $       -       $      -     $      -     12,362,823   $   124    $   40,746   $  (5,303)
                                          =========       ========     ========     ==========   =======    ==========   =========






See accompanying Notes to the Consolidated Financial Statements

                     Consolidated Statements of Cash Flows


                                                                  FOR THE YEARS ENDED SEPTEMBER 30,
(In thousands)                                                  1997            1996            1995
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                             $ (9,735)        $ 3,460         $ 2,176
 Adjustments to reconcile net income (loss) to net cash
      provided by (used in) operating activities:
  Depreciation and amortization                                   1,899             905             218
  Loss on disposal of fixed assets                                   99              21               -
  Bad debt provision                                              1,029             301             184
  Deferred income taxes                                               -            (406)            888
  Incentive stock option compensation                               312              80             146
  Gain on sale of data visualization product line                     -               -            (863)
  Other                                                               -            (201)            (17)
 Changes in operating assets and liabilities:
  Accounts and long-term receivables                              3,155          (3,066)         (2,552)
  Prepaid expenses and other current assets                      (1,008)         (1,504)         (1,530)
  Accounts payable                                                    2             694             940
  Deferred revenues                                                (307)         (1,071)            210
  Accrued compensation and related benefits                         370             348             463
  Accrued expenses and other liabilities                             70            (383)            452
                                                                -------         -------         -------
  Net cash provided by (used in) operating activities            (4,114)           (822)            715
                                                                -------         -------         -------
CASH FLOWS FROM INVESTING ACTIVITIES:

 Proceeds from sale of data visualization product line                -               -             910
 Short-term investments, net activity                            12,664         (17,593)              -
 Proceeds from sale of fixed assets                                  32               -               -
 Capital expenditures                                            (3,330)         (2,905)         (1,034)
                                                                -------         -------         -------
   Net cash provided by (used in) investing activities            9,366         (20,498)           (124)
                                                                -------         -------         -------
CASH FLOWS FROM FINANCING ACTIVITIES:

 Proceeds from exercise of stock options, including
  tax related benefits                                            1,099           2,938             510
 Net proceeds from initial public offering                            -               -          32,145
 Proceeds from exercise of warrants                                   -               -              20
                                                                -------         -------         -------
   Net cash provided by financing activities                      1,099           2,938          32,675
                                                                -------         -------         -------
Net increase (decrease) in cash and cash equivalents              6,351         (18,382)         33,266

Cash and cash equivalents at beginning of period                 16,490          34,872           1,606
                                                                -------         -------         -------
Cash and cash equivalents at end of period                      $22,841         $16,490         $34,872
                                                                =======         =======         =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid for income taxes                                   $    28         $   169         $    80


See accompanying Notes to the Consolidated Financial Statements


                                                                          13
                                                                        [LOGO]

NOTE 1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations
Spyglass, Inc. ("Spyglass" or the "Company") develops, markets and distributes Internet technologies designed to be embedded inside various end-user products, including, but not limited to televisions, office equipment, television set-top boxes, network computers and Internet access services. Spyglass technology offerings include the Spyglass Device Mosaic (formerly Spyglass Mosaic), Spyglass Prism, Spyglass MicroServer, SurfWatch and SurfWatch for Microsoft, Netscape and Oracle Proxy Servers. Spyglass also offers Internet consulting and custom engineering services through its Professional Services organization. Theses technologies are used to bring Internet functionality to customers' products and services.

In November 1997, the Company acquired AllPen Software in a transaction accounted for as a pooling of interests. See Note 13.

In May 1996, the Company formed Spyglass International, Inc., a wholly-owned subsidiary. Spyglass International, Inc. is a U.S. subsidiary that has one branch office in Japan. In January 1997, the Company formed Spyglass Europe Ltd., a wholly-owned subsidiary of Spyglass International, Inc. with an office in England.

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

Basis of Presentation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances between the companies have been eliminated.

University of Illinois Agreement
The Spyglass Device Mosaic product is a commercial derivative version of NCSA Mosaic(TM). NCSA Mosaic was developed by the National Center for Supercomputing Applications at the University of Illinois at Urbana-Champaign. In May 1994, the Company and the University entered into an agreement (as amended to date, the "University Agreement") granting the Company the exclusive (subject to approximately 10 previously granted licenses), worldwide right to develop, distribute and sublicense commercial client browsers based on NCSA Mosaic. The University Agreement provides for royalties based on Spyglass' net revenues from Device Mosaic, and includes cumulative minimum quarterly royalties. The University Agreement has an initial term of five years, with automatic one-year renewals, and is terminable in the event of a material breach by the Company of its obligations thereunder. Under the University Agreement, the Company was required to provide the University with source code versions of Spyglass Mosaic through Release 2.5. The University will have the right (subject to certain restrictions) to incorporate these releases of Spyglass Mosaic into new releases of NCSA Mosaic, which will continue to be available on a free-with-copyright basis to organizations for non-commercial academic and research use only. However, the University is not permitted to make NCSA Mosaic available for distribution by resellers other than the Company. The University Agreement gives the Company the exclusive right (with certain limited exceptions) to use the University's trademarks "Mosaic(TM)" and "NCSA Mosaic(TM)" and its spinning globe logo in connection with Mosaic on a royalty-free basis (with certain limited exceptions). In addition, the Company has the exclusive right (with certain limited exceptions) to use these marks in connection with the sale of other products for a royalty payment based on net revenues derived from such products.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the purposes of the balance sheet and statement of cash flows, all highly liquid investments with original maturities of three months or less are considered cash equivalents.

Investments
The Company accounts for its investments in debt and equity securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company has classified its marketable debt securities in the held-to-maturity category based upon its intent and ability to hold the securities to maturity. The appropriate classification of debt securities is determined at the time of purchase and is re-evaluated as of each balance sheet date. Securities classified as held-to-maturity are reported at amortized cost. Realized gains and losses and declines in value of securities judged to be other-than-temporary are included in other income.

Investments with original maturities between three and twelve months are considered short-term investments. Short-term investments consist of debt securities such as commercial paper, time deposits, certificates of deposit, bankers' acceptances, and marketable direct obligations of the United States Treasury.

Other Assets
The Company licenses certain technology from third parties and records prepaid royalty costs associated with these licenses. These costs are deferred and amortized based upon revenues. It is the Company's policy to periodically review and evaluate whether the benefits associated with these prepaid royalties are expected to be realized and, therefore, deferral and amortization is appropriate.

Notes to the Consolidated Financial Statements

Approximately $441,000 and $550,000 of these prepaid royalties are included in prepaid expenses and other current assets and approximately $1,431,000 and $989,000 are included in other assets at September 30, 1997 and September 30, 1996, respectively.

Properties
Properties are stated at cost less accumulated depreciation. Depreciation is determined for financial reporting purposes using the straight line method over the estimated useful lives of the assets, which range from 3 to 7 years. Depreciation for income tax reporting purposes is determined using accelerated depreciation methods.

Revenue Recognition
The Company recognizes revenues from software licensing arrangements in accordance with the provisions of Statement of Position 91-1, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants. Internet technology revenues are generally recognized as the licenses are purchased by customers, provided the license agreement does not allow for extended payment terms, and there are no significant remaining obligations under the contract. Data visualization product revenue was recognized upon shipment. Service revenues are comprised of revenues from customer support and professional services agreements. Revenue from the sale of support agreements is recognized over the term of the agreement using the straight-line method and related costs are included in operating expenses under the sales and marketing classification. Revenue from professional services agreements is recognized on the percentage of completion method and related costs are reported as a cost of service revenues.

Accounting for Stock-Based Compensation
The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, if the Company's stock option plans are considered fixed plans, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. If the option grants are not fixed, the Company recognizes compensation expense based on the intrinsic value on the measurement date. The Company has included the disclosure provision of SFAS No. 123, Accounting for Stock-Based Compensation, which requires pro-forma information regarding net income and earnings per share determined as if the Company had accounted for its employee stock options under the fair value method of that Statement.

Per Share Information
Earnings per share for fiscal years 1995 and 1996 are based on the weighted average number of shares of common stock and common stock equivalents outstanding during periods presented, computed using the treasury stock method. Common stock equivalents are not included in fiscal 1997 as the effect of inclusion would be anti-dilutive.

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share which becomes effective for the Company's fiscal year ending September 30, 1998. The adoption will not have a material impact on the Company's earnings per share disclosures.

Advertising Costs
The Company expenses advertising costs as incurred.

Segment Reporting
In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which becomes effective for the Company's fiscal year ending September 30, 1999. SFAS No. 131 broadens the definition of operating segments and requires additional disclosures about such segments. The Company anticipates that the adoption of this standard will result in segment reporting and is currently evaluating its operating segments.

Reclassification
Certain prior year amounts have been reclassified to conform with the current year's presentation.

NOTE 2.  CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The following is a summary of cash equivalents and short-term investments at amortized cost:


                                                 September 30,
(In thousands)                               1997             1996
-------------------------------------------------------------------------------
        Commercial paper                  $  11,919        $   4,776
        Corporate debt                           -             1,973
        U.S. treasury notes                   1,000               -
        Money market                          9,773            9,513
                                          ---------        ---------
        Cash equivalents                     22,692           16,262
        Cash                                    149              228
                                          ---------        ---------
        TOTAL CASH AND CASH EQUIVALENTS   $  22,841        $  16,490
                                          =========        =========

        Commercial paper                  $   1,925        $     997
        Corporate debt securities                -            10,740
        U.S. treasury notes                   3,004            5,856
                                          ---------        ---------
        TOTAL SHORT-TERM INVESTMENTS      $   4,929        $  17,593
                                          =========        =========


Since these securities are short-term in nature, changes in market interest rates would not have a significant impact on the fair value of these securities. These securities are carried at amortized cost which approximates fair value. It is the intent of the Company to hold its investments until maturity.

NOTE 3. PROPERTIES

Properties and related accumulated depreciation were as follows:

                                                            September 30,
                                                    -------------------------------
(In thousands)                                            1997               1996
------------------------------------------------------------------------------------
     Computer equipment and software                    $ 5,198            $ 2,545
     Furniture, fixtures and office equipment             1,897              1,571
     Leasehold improvements and other                       405                420
                                                        -------            -------
                                                          7,500              4,536
     Less:  Accumulated depreciation                     (2,463)            (1,159)
                                                        -------            -------
     PROPERTIES, NET                                    $ 5,037            $ 3,377
                                                        =======            =======
------------------------------------------------------------------------------------



                                                                            15
                                                                          [LOGO]

NOTE 4. INCOME TAXES

The components of the provision for income taxes were as follows:

                                                 For the Years Ended September 30,
                                                ----------------------------------
(In thousands)                                    1997         1996       1995
------------------------------------------------------------------------------------
        Current:
           Federal                               $   -       $    -      $    3
           Foreign                                  94          152          60
           State                                     -            -           -
                                                 -----       ------      ------
              Total current                         94          152          63
                                                 -----       ------      ------

        Deferred:
           Federal                                 (94)       1,444       1,100
           State                                     -          355         252
                                                 -----       ------      ------
               Total deferred                      (94)       1,799       1,352
                                                 -----       ------      ------
        PROVISION FOR INCOME TAXES               $   -       $1,951      $1,415
                                                 =====       ======      ======


A reconciliation of income tax expense to the statutory federal income tax rate follows:


                                                For the Years Ended September 30,
                                                ---------------------------------
                                                1997           1996         1995
-----------------------------------------------------------------------------------
        Federal income taxes at                 34.0%          34.0%        34.0%
          statutory rate
        State income taxes, net
          of federal income tax benefit          -  %           4.3%         4.6%
        Valuation allowance                    (34.0%)           - %          - %
        Other                                    -  %          (2.2%)        0.8%
                                              ------          -----        -----
        EFFECTIVE TAX RATE                       -  %          36.1%        39.4%
                                              ======          =====        =====

Significant components of the Company's net deferred tax assets were as follows:



                                                                        September 30,
                                                                   ---------------------
(In thousands)                                                      1997         1996
--------------------------------------------------------------------------------------------
       DEFERRED TAX ASSETS:
         Accounts payable                                         $  627        $  836
         Deferred revenue                                            211           282
         Accrued expenses and other liabilities                      308           410
         Net operating loss carryforwards                          5,234         3,459
         Research and development tax credit carryforwards           947           341
         Foreign tax credit carryforwards                            246           152
       Alternative minimum tax credit carryforwards                   10            10
                                                                   -----         -----
         Deferred tax assets                                       7,583         5,490
                                                                   -----         -----


      DEFERRED TAX LIABILITIES:
         Depreciation                                                (78)         (103)
         Accounts and notes receivable                            (2,133)       (2,840)
         Prepaid expenses and other assets                          (802)       (1,070)
                                                                   -----         -----
            Deferred tax liabilities                              (3,013)       (4,013)
                                                                   -----         -----

      Net deferred tax assets                                     $4,570        $1,477
      Deferred tax asset valuation allowance                      (4,570)       (1,477)
                                                                   -----         -----
      NET DEFERRED TAX ASSETS (LIABILITIES)                       $   -         $  -
                                                                  ======        ======

--------------------------------------------------------------------------------

As of September 30, 1997, the Company had net operating loss carryforwards for income tax purposes of approximately $13,524,000 which expire in the years 2006-2012. Of this amount, $10,253,000 relates to tax deductions generated by the exercise of incentive stock options by employees which will be available to reduce future income tax liabilities by a total of $3,968,000. Of this tax benefit, $1,700,000 was credited to paid in capital in fiscal 1996 to offset deferred tax liabilities. The remaining $2,268,000 is available to offset future deferred tax liabilities as a credit to paid in capital. The Company recorded credits to paid-in-capital of $2,205,000 and $464,000 in fiscal 1996 and 1995, respectively, as a result of such exercises of incentive stock options by employees. No such credits to paid-in-capital were recorded in fiscal 1997.

As of September 30, 1997, the Company had research and development credit carryforwards of approximately $947,000 which are available to offset future income tax liabilities and expire in the years 2006-2012.

The valuation allowance increased by $3,093,000 and $1,477,000 for the fiscal years ended September 30, 1997 and 1996, respectively, and relates primarily to increases in net operating loss carryforwards. The Company has established the valuation allowance to defer recognition of potential tax benefits until such time that operating results can provide assurance that these tax benefits will be recognized.

NOTE 5. STOCK INCENTIVE PLANS

The Company has a 1995 Director Stock Option Plan ("1995 Director Option Plan") and a 1995 Stock Incentive Plan ("1995 Incentive Plan") which replaced the Company's 1991 Stock Option Plan ("1991 Option Plan") and the 1991 Employee Stock Bonus Plan ("1991 Bonus Plan") effective June 27, 1995, when the Company completed its initial public offering. Accordingly, options under the 1991 Option Plan and the 1991 Bonus Plan are not granted in years after 1995 but remain outstanding.

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

The Company records as compensation expense the excess, if any, of the estimated fair market value of the common stock at the date of option grant over the option exercise price. Any compensation expense is recognized ratably over the vesting period of the options. The Company recorded compensation expense of approximately $80,000, $80,000 and $146,000 for the years ended September 30, 1997, 1996 and 1995, respectively, relating to options granted with an exercise price below the estimated fair market value of the common stock. The Company recorded compensation expense of $232,000 in fiscal 1997 relating to options whose vesting schedule was accelerated. Options granted prior to October 1994 and subsequent to the Company's initial public offering have an exercise price approximating the fair market value of the common stock as of their grant date.

1995 STOCK INCENTIVE PLAN

The maximum number of shares of common stock which may be issued pursuant to the 1995 Incentive Plan is 2,550,000 shares, subject to certain anti-dilution adjustments. Options generally become exercisable over four years, commencing on the one-year anniversary of the date of grant, and accumulate if not exercised. Options to purchase 2,224,999 and 967,099 shares of common stock, at prices ranging from $.43 to $28.375 per share and from $0.43 to $28.375 per share, had been granted as of September 30, 1997 and 1996, respectively.

The 1995 Incentive Plan further provides for the granting of stock appreciation rights ("SARs") subject to certain conditions and limitations to holders of options under the 1995 Incentive Plan. SARs permit optionees to surrender an exercisable option for any amount equal to the excess of the market price of the common stock over the option price when the right is exercised. There have been no SARs issued under this plan.

Furthermore, the 1995 Incentive Plan provides for the granting of performance share awards entitling recipients to acquire shares of common stock upon the attainment of specified performance goals, as determined by the Board of Directors. No performance share awards have been issued under this plan.

1995 DIRECTOR STOCK OPTION PLAN

Under the Company's 1995 Director Stock Option Plan, the maximum number of shares of common stock which may be issued is 200,000 shares, subject to certain anti-dilution adjustments. Each director who is not otherwise and employee initially elected to the Board of Directors is granted an option, on the date of initial election, to purchase 20,000 shares of common stock. Each such director is also granted, on the date of each Annual Meeting of Stockholders, an option to purchase 5,000 shares. Options become exercisable over four years, commencing on the one-year anniversary of the date of grant, and accumulate if not exercised. As of September 30, 1997, options for 29,600 shares were exercisable.

1995 EMPLOYEE STOCK PURCHASE PLAN

Under the Company's 1995 Employee Stock Purchase Plan ("Stock Purchase Plan"), employees are granted the opportunity to purchase the Company's common stock. The first offering under the Plan commenced on August 16, 1995 and concluded February 15, 1996. Subsequent offerings begin on February 16 and August 16 of each year and conclude on August 15 and February 15, respectively. The price at which the employees may purchase the common stock is 85% of the closing price of the Company's common stock on the Nasdaq National Market on the date the offering period commences or terminates, whichever is lower. A total of 600,000 shares of common stock have been reserved under this plan. In fiscal 1997 and 1996, 45,396 and 18,401 shares were issued under the Stock Purchase Plan, respectively.

1991 STOCK OPTION PLAN

The 1991 Option Plan was terminated effective June 27, 1995, when the Company completed its initial public offering, and was replaced by the 1995 Stock Incentive Plan. Options granted under the 1991 Option Plan generally become exercisable in four equal annual installments, commencing on the date of grant and continuing through the third anniversary of the date of grant, and accumulate if not exercised. At September 30, 1997, options to purchase 1,520,132 shares of common stock, at prices ranging from $0.08 to $4.125 per share, had been granted.

                                                                           17
                                                                         [LOGO]

A summary of the 1995 Stock Incentive Plan, 1995 Director Stock Option Plan and the 1991 Stock Option Plan transactions follows:


                                                              SEPTEMBER 30,
---------------------------------------------------------------------------
                                                 1997                 1996                 1995
                                            --------------       --------------        --------------
                                                  WEIGHTED             WEIGHTED             WEIGHTED
                                                   AVERAGE              AVERAGE               AVERAGE
                                           SHARES   PRICE       SHARES   PRICE       SHARES    PRICE
-----------------------------------------------------------------------------------------------------
Outstanding, beginning of year           1,989,590  $ 8.98     1,493,004  $ 2.06      872,438   $0.08

Granted                                  1,292,900    9.07       910,099   17.10      731,922    4.23

Exercised                                 (497,882)   1.62      (394,499)   1.21      (94,454)   0.49

Forfeited                                 (814,369)  12.56       (19,014)  10.85      (16,902)   2.20
                                         ---------             ---------            ---------

Outstanding, end of year                 1,970,239  $ 5.85     1,989,590  $ 8.98    1,493,004   $2.06
                                         =========             =========            =========
Weighted average contractual life             8.79                  8.43                 8.67

Options exercisable at year-end            600,469               658,758              602,252

Weighted average fair value of
   options granted during the year          $12.16                 $5.39


A summary of information on stock options outstanding as of September 30, 1997 follows:



                                Options Outstanding                               Options Exercisable
               -----------------------------------------------------          ---------------------------
                                        Weighted            Weighted                             Weighted
Range of                Average          Average             Average            Average           Average
Exercise                Number          Remaining           Exercise             Number          Exercise
Prices               Outstanding    Contractual Life          Price           Exercisable          Price
---------------------------------------------------------------------------------------------------------

$0.08                   269,550            5.69             $ 0.08               269,550           $ 0.08
$0.40-$0.43             139,933            7.36             $ 0.41                93,898           $ 0.41
$3.00-$4.13              39,950            7.62             $ 4.01                30,200           $ 3.99
$6.88-$10.25          1,489,369            9.52             $ 7.11               198,502           $ 6.96
$10.69-$14.63            16,750            9.35             $11.33                   280           $14.63
$17.44-$20.38             4,687            8.05             $17.69                 4,039           $17.73
$42.50                   10,000            8.32             $42.50                 4,000           $42.50
                      ---------            ----             ------               -------           ------
$0.08-$42.50          1,970,239            8.79             $ 5.85               600,469           $ 3.01
                      =========                                                  =======

STOCK BASED COMPENSATION

Pro-forma information, as required by Statement of Financial Accounting Standards No. 123, is as follows:


                                                              SEPTEMBER 30,
                                                       --------------------
(In thousands, except per share data)                      1997          1996
--------------------------------------------------------------------------------

Net income (loss) as reported                           ($ 9,735)       $3,460
                                                        ========        ======
Pro forma net income (loss)                             ($14,308)       $1,306
                                                        ========        ======

Net income (loss) per share as reported                   ($0.81)        $0.27
Pro forma net income (loss) per share                     ($1.18)        $0.10




In determining the fair value of the options, the Company used the Black-Scholes model and assumed a risk free interest rate of 6.0% for all years, expected lives of the options ranging from five to six years, an expected stock price volatility of 70.2% and no dividends. The Black-Scholes option valuation model was developed for used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, it requires the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the estimated valuations may not necessarily provide a reliable measure of the fair value of the Company's options.

The pro forma disclosures under SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures for future years. Because this standard is applicable only to options granted subsequent to December 31, 1994, the pro forma effect will not be fully reflected until 1998.

NOTE 6. STOCK OPTION EXCHANGE PROGRAM

The Company uses stock options as a significant element of the compensation of employees, in part because it believes options provide an incentive to employees to maximize shareholder value, stock options also serve as a means of retaining employees. Because the market value of the Company's common stock in early 1997 had fallen significantly below the exercise price of most outstanding options, the value of such stock options as a means of motivating and retaining employees had been significantly diminished. The Board of Directors concluded that the Company needed to restore the value of the existing stock options as a means of motivating and retaining employees in order to promote to successful implementation of the Company's growth strategies.

18

Notes to the Consolidated Financial Statements (continued)

As a result, on April 8, 1997, the Board of Directors approved a stock option exchange program (the "Exchange Program"), pursuant to which full-time permanent employees holding stock options under the Company's 1995 Stock Incentive Plan were given the opportunity to exchange the unexercised portion of such options (the "Existing Options") for new options (the "New Options") on a basis of four shares of common stock for every five shares covered by the Existing Option and having an exercise price of $6.875 per share (the fair market value of the Company's common stock on such date). The New Options expire 10 years from the date of grant and have the same vesting schedule and other terms as the Existing Option cancelled in exchange therefor. Option holders who own more than 1% of the Company's outstanding common stock and Directors were excluded from the Exchange Program. Stock option disclosures in
Note 5 have been adjusted to reflect approximately 235,000 options which were forfeited as a result of the Exchange Program.

NOTE 7. 401(k) SAVINGS PLAN

The Company has a salary reduction 401(k) retirement savings plan (the "Plan") covering substantially all of the Company's employees. Participating employees may contribute an amount up to 15% of their eligible compensation, subject to an annual limit. The Company, at the discretion of the Board of Directors, may make contributions to the Plan. The Company contributed $269,000, $118,300 and $31,600 to the Plan in fiscal 1997, 1996, and 1995, respectively.

NOTE 8. COMMITMENTS AND CONTINGENCIES

The Company leases office facilities under non-cancelable operating lease agreements expiring at various dates through fiscal 2002. At September 30, 1997, approximate future minimum lease commitments under these leases were as follows:

(In thousands)
--------------------------------------------------------------------------------

                                1998    $1,448
                                1999     1,340
                                2000       973
                                2001       592
                                2002       271
                                        ------
                                        $4,624
                                        ======

--------------------------------------------------------------------------------


Total rent expense under non-cancelable operating leases was approximately $1,324,000, $689,000 and $269,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

NOTE 9. EXPORT REVENUES

The Company exports products to diverse geographic areas. Net export revenues by geographic area were as follows:


                                                       FOR THE YEARS ENDED SEPTEMBER 30,
                                                       ---------------------------------
(In thousands)                                           1997         1996         1995
----------------------------------------------------------------------------------------
                    Japan                              $   583      $ 2,094      $   708
                    Other international                  1,113        1,594        1,338
                                                       -------      -------      -------

                    TOTAL NET EXPORT REVENUES          $ 1,696      $ 3,688      $ 2,046
                                                       =======      =======      =======


NOTE 10. SALE OF DATA VISUALIZATION PRODUCT LINE

In September 1995, the Company sold its data visualization product line to a stockholder for $910,000. The Company recorded a pre-tax gain, net of transaction expenses, of $863,000.

NOTE 11.  MICROSOFT AMENDMENT

On January 21, 1997, the Company amended its license arrangement with Microsoft Corporation ("Microsoft"). This amendment converted Microsoft's existing license for the Spyglass Mosaic browser technology into a fully paid-up license in consideration of an additional $8,000,000 payment from Microsoft. This payment consisted of $7,500,000 in cash and $500,000 in software and product maintenance.

Sales to Microsoft Corporation represented 39.5%, 12.1% and 17.3% of revenues in fiscal 1997, 1996 and 1995, respectively.

NOTE 12.  RESTRUCTURING CHARGE

On March 10, 1997, the Company consolidated its Champaign, Illinois development operations with its Naperville, Illinois and Cambridge, Massachusetts operations. This consolidation reflects Company's evolution from its desktop focus to the Internet device market and the realignment of its product development activities with the needs of this market. A pre-tax restructuring charge of $900,000 was recorded in the second quarter of fiscal 1997 and consists primarily of severance and related personnel costs of $730,000 and lease cancellation and other exit costs of $170,000. Included in the charge for personnel costs was $100,000 of compensation expense related to the acceleration of the exercisability of certain stock options. As of September 30, 1997, the restructuring has been completed.

NOTE 13.  SUBSEQUENT EVENT

On November 14, 1997, the Company acquired AllPen Software ("AllPen"). AllPen, located in Los Gatos, California, develops software solutions and technologies and provides professional services for the Internet device marketplace. These solutions have been successfully applied in television, screenphone, handheld PC, mobile and wireless products. This transaction was effected through the exchange of 639,246 shares of common stock of Spyglass for all the issued and outstanding shares of AllPen.

This transaction will be accounted for under the pooling of interests method and, accordingly, historical financial data in future reports will be restated to include AllPen data. The following unaudited pro forma data summarizes the combined results of operations of the Company and AllPen as though the merger had occurred at the beginning of fiscal 1995.






                                                (Unaudited, Pro Forma)
                                               Year Ended September 30,
                                               ------------------------
(In thousands, except per share data)       1997      1996       1995
------------------------------------------------------------------------------
Net revenues                             $22,823    $24,354     $13,106
Net income (loss)                        $(9,880)   $ 3,605     $ 2,149
Net income (loss) per common and
    common equivalent share              $ (0.78)   $  0.27     $  0.21



                                                                          19
                                                                        [LOGO]

[LOGO]

SPYGLASS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Spyglass, Inc.


Naperville, Illinois


We have audited the consolidated balance sheet of Spyglass, Inc. and subsidiaries as of September 30, 1997, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Spyglass, Inc. and subsidiaries as of September 30, 1996 and for the years ended September 30, 1996 and 1995, were audited by other auditors whose report dated October 25, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spyglass, Inc. and subsidiaries at September 30, 1997, and the consolidated results of their operations and their cash flows for the year then ended in accordance with generally accepted accounting principles.



/s/ Ernst & Young LLP


Chicago, Illinois

October 24, 1997


[LOGO]

Directory                                                               [LOGO]

SPYGLASS WORLDWIDE HEADQUARTERS                                      SPYGLASS DIRECTORS
SPYGLASS, INC.
1240 E. Diehl Road                                                   Douglas P. Colbeth
Naperville, IL 60563                                                 President and Chief Executive Officer,
tel: 630-505-1010                                                    Spyglass, Inc.
fax: 630-505-4944
www.spyglass.com                                                     Brian J. Jackman
                                                                     President, Tellabs Operations, Inc.
SPYGLASS U.S. OPERATIONS
Cambridge, MA                                                        Timothy K. Krauskopf
Los Altos, CA                                                        Co-founder, Spyglass, Inc.
Los Gatos, CA
Marina Del Rey, CA                                                   Ray A. Rothrock
Morristown, NJ                                                       General Partner, Venrock Associates
San Ramon, CA
                                                                     Steven R. Vana-Paxhia
SPYGLASS INTERNATIONAL OPERATIONS                                    President and Chief Executive Officer,
SPYGLASS ASIA PACIFIC                                                INSO Corporation
Tokyo, Japan
                                                                     SPYGLASS EXECUTIVE OFFICERS
SPYGLASS EUROPE
Berkshire, United Kingdom                                            Douglas P. Colbeth
                                                                     President and Chief Executive Officer
INTERNET ADDRESSES
World Wide Web, www.spyglass.com                                     Richard M. Houle
Electronic mail, investor@spyglass.com                               Executive Vice President Development

TRANSFER AGENT                                                       Randall T. Littleson
Inquiries regarding Shareholder-related                              Vice President Marketing
Services, such as transfers or changes
of address, should be directed to:                                   Timothy M. P. Seamans
American Stock Transfer & Trust Company                              Vice President and General Manager
40 Wall Street                                                       Professional Services
New York, NY 10005
800-937-5449                                                         Michael Sears
                                                                     Vice President and General Manager
10-K FILING                                                          SurfWatch Software Division
A copy of the Spyglass Annual Report on
Form 10-K, filed with the Securities Exchange                        Michael F. Tyrell
Commission, is available to stockholders by                          Executive Vice President
written request to Chandler Bigelow, Manager                         Business Development
of Investor Relations, at the Spyglass
Worldwide Headquarters address.                                      Gary L. Vilchick
                                                                     Executive Vice President Finance
SHARES LISTED                                                        Administration and Operations and
Spyglass common stock is traded on the                               Chief Financial Officer
Nasdaq National Market under the ticket Sym-
bol SPYG.

INDEPENDENT AUDITORS
Ernst & Young, LLP
Chicago, IL

LEGAL COUNSEL
Hale and Dorr LLP
Boston, MA

ANNUAL MEETING
Spyglass shareholders are invited to attend our annual shareholder meeting, to be held on February 10, 1998 at 10:00 am at the Holiday
Inn in Naperville, Illinois.