Form 10-K, Exhibit 13
period 1998-09-30
SPYGLASS INC
filed 1998-12-22
CIK 945256

Selected Financial Data

   The following table sets forth selected financial data of the Company as of and for the five years ended September 30, 1998, 1997, 1996, 1995 and 1994. The selected financial data has been derived from the Company's audited consolidated financial statements. This financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this document.

                                        Fiscal Years Ended September 30,__
                                      1998     1997(3)1996(3)1995(3)(2)1994(3)(2)
   (In thousands, except per share amounts)
   Statement of Operations Data:
      Total net revenues             $20,494   $21,295 $22,307  $12,141  $4,667

      Gross profit                    15,274    18,267  20,277   10,380   3,580

      Income(loss) from              (9,238)  (11,357)   3,667    3,025     770
      operations

      Income (loss) before
      cumulative effect of           (8,016)   (9,735)   3,460    2,176     584
      change in accounting

      Net income (loss)              (8,016)   (9,735)   3,460    2,176   1,384

      Net income (loss) available
      to common stockholders        ($8,016)  ($9,735)  $3,460  $ 1,985  $1,127

   Earnings (loss) per common share-basic (1):

      Income (loss) before
      cumulative effect of change    ($0.60)  ($0.81)  $ 0.30  $ 0.27   $ 0.09
      in accounting

      Net income (loss)              ($0.60)  ($0.81)  $ 0.30  $ 0.27   $ 0.20

      Net income (loss) available
      to common stockholders         ($0.60)  ($0.81)  $ 0.30  $ 0.25   $ 0.17

      Weighted average number of
      common shares outstanding       13,395   12,090  11,620   8,111    6,766

   Earnings (loss) per common share-diluted (1):

      Income (loss) before
      cumulative effect of change    ($0.60)  ($0.81)  $ 0.27  $ 0.23   $ 0.08
      in accounting

      Net income (loss               ($0.60)  ($0.81)  $ 0.27  $ 0.23   $ 0.19

      Net income (loss) available
      to common stockholders         ($0.60)  ($0.81)  $ 0.27  $ 0.21   $ 0.16

      Weighted average number of
      common shares outstanding       13,395   12,090  12,875   9,383    7,172

   Balance Sheet Data:

      Cash and cash equivalents and
      short-term investments         $22,655 $27,770  $34,083  $34,872  $1,606

      Working capital                 26,273  28,844   39,117   35,550   2,174
      Total assets                    34,575  40,580   48,769   43,509   5,871

      Redeemable convertible
      preferred stock                      -       -        -        -   3,393

      Total stockholders' equity
      (deficit)                      $30,076 $35,567  $43,891  $37,614  $(756)

   Dividend Policy The Company has never paid cash dividends on its capital stock. The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future.

   (1) In December 1997, the Company adopted Statement of Financial Accounting Standard No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. In periods when the Company incurs a net loss. the basic and diluted weighted average number of common shares outstanding will be equal.

   (2) On November 28, 1995, the Board of Directors declared a two-for-one common stock split, effected in the form of a 100% stock dividend, paid December 20, 1995, to stockholders of record as of December 6, 1995. All share and per share data prior to December 20, 1995 has been restated to reflect the two-for-one common stock split for all periods presented.

   (3) Selected financial data for the years ended September 30, 1997, 1996, 1995 and 1994 does not include the results of AllPen Software which was acquired in fiscal 1998 in a transaction accounted for as a pooling of interests. Because the effect of this transaction was considered immaterial, Spyglass' financial statements were not restated; instead, the Company's equity accounts were adjusted for the effect of the pooling.

   Selected Quarterly Data

        The following table sets forth certain quarterly financial information of the Company for fiscal years 1998 and 1997. This information has been derived from the consolidated quarterly financial statements of the Company which are unaudited but which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements included herein and include all adjustments (consisting only of normal recurring items) necessary for a fair presentation of the financial results for such periods. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this document.

                                           Three Months Ended (Unaudited)
                  Sept.   June    March     Dec.   Sept.   June     March     Dec.
                  30,      30,     31,       31,    30,     30,       31,      31,
                  1998     1998   1998      1997    1997    1997     1997     1996
   (In thousands, except per share amounts)         (3)    (3)       (1)(3)     (3)

   Statement of Operations Data:

   Total net
   revenues     $5,858   $5,376   $5,006   $4,254  $3,179   $2,216  $12,015   $3,885

   Gross
   profit        4,060    3,941    3,895    3,378   2,494    1,539   10,808   3,426
   Income
   (loss) from
   operations    (888)  (1,534)  (2,826)  (3,990) (5,031)  (6,150)    2,755  (2,931)

   Net income
   (loss)        (589)  (1,250)  (2,529)  (3,648) (4,708)  (5,533)    2,051  (1,545)

   Per Share and Share Data:

   Net income
   (loss) per
   share-
    basic (2)   $(0.04)  $(0.09)  $(0.19) $(0.28)  $(0.38)  $(0.45)  $ 0.17  $(0.13)

   Weighted
   average
   number of
   Common
   shares
   outstanding
   - basic       13,730   13,602   13,124  13,018   12,325   12,187  11,999   11,852

   Net income
   (loss) per
   share-
   diluted (2)  $(0.04)  $(0.09)  $(0.19) $(0.28)  $(0.38)  $(0.45)  $ 0.16  $(0.13)

   Weighted
   average
   number of
   Common
   shares
   outstanding
   - diluted     13,730   13,602   13,124  13,018   12,325   12,187  12,768   11,852

   (1) Includes a one-time licensing fee of $8,000,000 from Microsoft Corporation which decreased the net loss by $7,000,000 or $0.58 per share.

    (2) In December 1997, the Company adopted Statement of Financial Accounting Standard No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. In periods when the Company incurs a net loss, the basic and diluted weighted average number of common shares outstanding will be equal.

   (3) Selected quarterly data for the year ended September 30, 1997 does not include the results of AllPen Software which was acquired in fiscal 1998 in a transaction accounted for as a pooling of interests. Because the effect of this transaction was considered immaterial, Spyglass' financial statements were not restated; instead, the Company's equity accounts were adjusted for the effect of the pooling.

   Market Price Per Share

   The following table sets forth, for the periods indicated, the high and low sales prices of the Common Stock of the Company on the Nasdaq National Market, as reported by Nasdaq.

                                    Three Months Ended
           Sept.     June     March    Dec.     Sept.   June   March    Dec.
            30,       30,      31,      31,      30,    30,     31,      31,
           1998      1998      1998    1997     1997    1997    1997    1996
   High  $15 5/16  $15 3/8   $9 9/16  $12     $10 1/2  $11    $14 1/8  $19 1/2
   Low   $  9 5/8  $  8 1/4  $4 /     $4 1/16 $7 3/16  $  6   $  7     $10

   Management's Discussion and Analysis of Financial Condition and Results of Operations

   Overview

        Spyglass, Inc. ("Spyglass" or the "Company") was organized as an Illinois corporation in February 1990 and reincorporated in Delaware in May 1995. Spyglass entered the Internet market during fiscal 1994 and, from fiscal 1994 through fiscal 1996, focused its efforts on developing, marketing and distributing Internet client and server technologies for incorporation into a variety of Internet-based software products and services. Since fiscal 1997, the Company has been focusing on the development, marketing and distribution of its technologies and services to the non-PC Internet device marketplace. In February 1998, Spyglass reorganized its business to integrate its development, professional services and marketing resources. This change has allowed Spyglass to target its tailored solutions to the needs of the various vertical sectors within the Internet device market.

        Spyglass provides its customers with expertise, software and professional services that enable them to rapidly develop cost-effective Internet-enabled devices. Spyglass professional services include custom engineering for defining, developing and delivering complete, end-to-end project solutions. Spyglass solutions have been integrated into a variety of products, including but not limited to televisions, office equipment, television set-top boxes, industrial controls, network computers and screen and cellular phones. In addition, several major corporations have deployed SurfWatch, a leading content filtering software designed to block unwanted material from the Internet.

        Spyglass acquired Stonehand Inc. ("Stonehand"), OS Technologies Corporation ("OS Tech") and SurfWatch Software, Inc. ("SurfWatch"), in fiscal 1996 in transactions accounted for as poolings of interests. All financial information presented includes the accounts and results of operations of these companies for all periods presented.

        In November 1997, Spyglass acquired AllPen Software ("AllPen) in a transaction accounted for as a pooling of interests. Because the effect of this transaction on prior year financial statements was considered immaterial, such financial statements were not restated; instead, the Company's equity accounts were adjusted for the effect of the pooling.

        In October 1998, General Instrument Corporation ("GI") acquired 700,000 shares of the Company's common stock for $7,392,000 and also acquired warrants to purchase an additional 700,000 shares. The warrants have exercise prices ranging from $13.20 to $14.78 per share (subject to adjustment in certain circumstances), and become exercisable on varying dates over a five-year period. In connection with this investment, the Company and GI entered into a three-year agreement under which the Company will develop and integrate new Internet cable services and technologies for GI. This work will be performed through a newly-formed subsidiary of the Company, in which GI will hold a 10% minority interest and which GI will have an option to purchase at fair market value under certain circumstances.

        The Company licenses technology from a number of third-party vendors for incorporation into the Company's products. As a result, the Company pays royalties to the University of Illinois with respect to licenses of Spyglass Device Mosaic, to RSA Data Security, Inc. with respect to licenses of the Company's technologies containing certain RSA code and to Sun Microsystems, Inc. with respect to licenses of the Company's technologies containing certain Java code. These and other royalties are reflected in cost of Internet technology revenues.

        On January 21, 1997, the Company amended its license arrangement with Microsoft Corporation ("Microsoft") to convert Microsoft's existing license for the Spyglass Mosaic browser technology into a fully paid-up license in consideration of an additional $8,000,000 payment from Microsoft. Spyglass recognized the revenue from this payment in the quarter ended March 31, 1997. Management believes that its results of operations, presented without giving effect to this one-time event, provide a more accurate presentation of the Company's ongoing business. Accordingly, the following analyses for the fiscal year ended September 30, 1997, including amounts and percentages, exclude the $8,000,000 of revenue as well as the associated $600,000 of cost of sales and $400,000 of sales expense for the fiscal year ended September 30, 1997. Approximately 39.5% of the Company's revenues for fiscal 1997 were attributable to Microsoft.

   Results of Operations

   The following table sets forth certain financial data as a percentage of total net revenues for the fiscal years ended September 30,  1998,
   1997 and 1996.
<Talbe>
[CAPTION]
                                          Percentage of Total Net Revenues
                                      for the Fiscal Years Ended September 30,
                                               1998      1997      1996
   [S]                                         [C]       [C]       [C]
   Net revenues:
      Internet technology                      56.9%     69.2%     87.3%
      Service                                  43.1      30.8      12.7
         Total net revenues                    100.0     100.0     100.0

   Cost of revenues:
      Internet technology                        9.0       7.0       8.6
      Service                                   16.5      11.2       0.5
         Total cost of revenues                 25.5      18.2       9.1

   Gross profit                                 74.5      81.8      90.9

   Operating expenses and other:
      Sales and marketing                       44.4      59.5      26.7
      Research and development                  44.8     102.6      30.6
      General and administrative                28.0      50.9      17.2
      Restructuring charge                         -       6.8         -
      One-time acquisition costs                 2.4         -         -
         Total operating expenses and other    119.6     219.8      74.5

   Income (loss) from operations               (45.1)   (138.0)     16.4
   Other income, net                             6.0      12.2       7.8
   Income (loss) before income taxes           (39.1)   (125.8)     24.2
   Provision for income taxes                      -         -       8.7

   Net income (loss)                           (39.1)%  (125.8)%    15.5%
<\Talbe>

   Fiscal Year Ended September 30, 1998 Compared with Fiscal Year Ended September 30, 1997

        Internet technology revenues for the year ended September 30, 1998 increased $2,467,000, or 27%, to $11,661,000 compared to
   $9,194,000 for the year ended September 30, 1997. This growth was due primarily to an increase in licensing revenues from device manufacturers. One customer accounted for 17% of fiscal 1998
   Internet technology revenues. Internet technology revenues from vendors of desktop software applications, excluding SurfWatch revenues, decreased $3,986,000 while revenues from device manufacturers increased $5,752,000. During the development of the Internet device market, initial Internet technology revenues on a given contract will typically comprise a smaller component of total expected Internet technology revenues than was previously recorded in licensing the desktop software applications. Internet technology revenues derived from future royalties will be realized as customers commercially deploy devices utilizing the Company's technology and the royalty revenue stream commences. The Company expects continued growth in Internet technology revenues during fiscal 1999 due to the anticipated increase in product development activities by device manufacturers in multiple vertical markets.

             Service revenues, which include both professional services revenues and revenues from customer support agreements, increased $4,732,000, or 115%, to $8,833,000 for the year ended September 30,
   1998 compared to $4,101,000 for the year ended September 30, 1997. Revenues from professional services increased approximately $5,352,000 for the year ended September 30, 1998 compared to the year ended September 30, 1997. This increase was due to management's focus on building an integrated development and service organization that provides customized solutions to its customers within the vertical sectors of the Internet device market which resulted in an increase in the number and dollar value of professional services agreements. Revenues from customer support agreements decreased $620,000 during the same time period. In October 1998, the Company announced an agreement with GI which will provide approximately $20,000,000 in professional services revenue over the next three years. As a result, the Company expects professional services revenues during fiscal 1999 to increase both in absolute dollars and as a percentage of total net revenues over fiscal 1998. Service revenues from customer support agreements, as a percentage of total net revenues, are expected to decline during the same period.

        Gross profit, as a percentage of revenues, was 74.5% for the year ended September 30, 1998 compared to 81.8% for the year ended September 30, 1997. This reduction was partially a result of a change in the revenue mix, as total net revenue consisted of a higher percentage of lower margin professional services revenues, and a reduction in Internet technology margins related to increased product royalty costs. The Company expects gross profit as a percentage of revenues to decline slightly throughout fiscal 1999 as professional services revenues continue to increase as a percentage of total net revenues. That margin decline is expected to be partially offset by improved gross margins from Internet technology revenues as royalty costs associated with third-party software are expected to decline.

        Sales and marketing expenses for the year ended September 30, 1998 increased $1,190,000, or 15%, to $9,101,000 from $7,911,000 for the year ended September 30, 1997, but decreased as a percentage of revenues to 44.4% from 59.5%. Factors contributing to this increase were $791,000 in additional compensation and personnel expenses incurred as a result of the addition of sales and marketing staff, primarily in international locations as well as at the Company's SurfWatch business unit, and the compensation expense related to amortization of restricted stock issued to certain officers of the Company. Additionally, the Company increased its fiscal 1998 marketing program expenditures by $425,000 in its efforts to promote its solutions to customers in the device market, primarily the television and set-top box market, and to increase customer and industry awareness of its SurfWatch products. These increases were partially offset by a decrease in travel and travel-related expenses of approximately $175,000 primarily due to decreases in trade show expenses resulting from the shift in focus from the desktop market to the Internet device market. The Company expects sales and marketing expenses for fiscal 1999 to remain approximately the same, in dollars, as in fiscal 1998.

        Research and development expenses for the year ended September 30, 1998 decreased $4,471,000, or 33%, to $9,173,000 compared to
   $13,644,000 for the year ended September 30, 1997, and decreased as a percentage of revenues to 44.8% from 102.6%. The decrease in research and development costs was due primarily to a decrease in salary costs and related personnel expenses of $4,118,000 as a result of the increased utilization of development engineers in a professional services role, as reflected by the increase in cost of service revenues, as well as an overall reduction in engineering staff. The Company believes that its direct investment in research and development is sufficient when combined with its retained ownership in the engineering developments of its professional service engineers. As a result of the changes noted above, the Company expects its research and development expenses in fiscal 1999 to decrease both in dollars and as a percentage of revenues.

        General and administrative expenses decreased $1,027,000, or 15%, to $5,742,000 for the year ended September 30, 1998 from $6,769,000 for the year ended September 30, 1997 and decreased as a percentage of revenues to 28.0% from 50.9%. The decrease was a result of a $720,000 reduction in bad debt expense, a combined $464,000 reduction in conference, travel and meeting expenses, and a $403,000 decrease in consulting expense. This decrease was partially offset by an increase in salary and related personnel expenses of
   $614,000 due primarily to the issuance of restricted stock to officers of the Company. The Company expects general and administrative costs to increase in absolute dollars, but decline as a percent of revenues, in fiscal 1999.

        On March 10, 1997, the Company consolidated its Champaign, Illinois development operations with its Naperville, Illinois and Cambridge, Massachusetts operations. This consolidation reflected the Company's evolution from its desktop focus to the Internet device market and the realignment of its product development activities with the needs of this market. As a result, a restructuring charge of $900,000 was recorded in the second quarter of fiscal 1997, consisting primarily of severance and related personnel costs of $730,000 and lease cancellation and other exit costs of $170,000. Included in the charge for personnel costs was $100,000 of compensation expense related to the acceleration of the exercisability of certain stock options. The decrease in facility costs related to the closing of the Champaign facility has been offset by expansion within existing facilities as well as expansion into new facilities.

        In connection with the acquisition of AllPen Software in November 1997, the Company recorded a charge to operating expenses of $496,000 or $0.04 per share for direct acquisition related costs consisting primarily of professional fees.

        The Company recorded no income tax benefit for fiscal years 1998 and 1997. This reflects a decision by the Company not to recognize income tax benefits associated with the Company's operating losses generated during such years. The Company believes that it is appropriate to defer recognition of potential tax benefits until such time as its return to profitability can provide assurances that these tax benefits will be realized.

   Fiscal Year Ended September 30, 1997 Compared with Fiscal Year Ended September 30, 1996

     Internet technology revenues for the year ended September 30, 1997 decreased $10,272,000, or 53%, to $9,194,000 compared to
   $19,466,000 for the year ended September 30, 1996. This decrease in Internet technology revenues was due primarily to a significant decline in revenues from vendors of desktop software applications combined with slower than anticipated development of the Internet device market as the Company redirected its strategic focus to this market during fiscal 1997. Specifically, Internet technology revenues from vendors of desktop software applications decreased to $6,353,000 from $17,971,000 while revenues from device manufacturers increased to $2,841,000 from $1,495,000.

     Service revenues increased $1,260,000, or 44%, to $4,101,000 for the year ended September 30, 1997 compared to $2,841,000 for the year ended September 30, 1996. The increase in service revenues was due primarily to the increase in the number of professional services agreements entered into by the Company. Revenues from professional services were $2,179,000 in fiscal 1997 compared to $559,000 for fiscal 1996,

        Gross profit as a percentage of revenues was 81.8% for the year ended September 30, 1997 compared to 90.9% for the year ended September 30, 1996. This decrease in gross profit percentage resulted primarily from an increase in professional services revenues as a percentage of both total net revenues and service revenues, which have significantly higher costs as a percentage of revenues than technology revenues. Additionally, the cost of service revenues increased, as a percentage of service revenues, to 36.4% for fiscal 1997 from 4.2% for fiscal 1996.

        Sales and marketing expenses for the year ended September 30, 1997 increased $1,948,000, or 33%, to $7,911,000 from $5,963,000 for the year ended September 30, 1996, and increased as a percentage of revenues to 59.5% from 26.7%. The increased expenses reflected staff additions in sales, marketing and customer services to support the sale and marketing of Spyglass technologies. These additions increased the cost of salary and related personnel expenses by $1,309,000 and increased related facility costs by $412,000 between fiscal 1997 and fiscal 1996. Advertising costs decreased $336,000 between these periods due to the cancellation of a monthly advertising service associated with previous marketing programs targeting the desktop marketplace.

        Research and development expenses for the year ended September 30, 1997 increased $6,843,000, or 101%, to $13,644,000 compared to
   $6,801,000 for the year ended September 30, 1996, and increased as a percentage of revenues to 102.6% from 30.6%. The increase in research and development costs was due primarily to costs of additional personnel required to provide enhancements to existing technologies as well as the relocation of personnel to geographic areas in which higher salaries are required, all of which increased the costs of salary and related personnel expenses by $4,642,000 for fiscal 1997 when compared to fiscal 1996. Additionally, facility costs increased $1,870,000 between these periods as the Company consolidated its Champaign, Illinois research and development operations into its Naperville, Illinois and Cambridge, Massachusetts operations, which had higher facility costs than the Champaign facility. The Company believes that it was necessary to make significant investments in research and development and acquisitions of new technologies to remain competitive and establish a leadership position in the emerging Internet device market.

        General and administrative expenses increased $2,923,000, or 76%, to $6,769,000 for the year ended September 30, 1997 from $3,846,000 for the year ended September 30, 1996 and increased as a percentage of revenues to 50.9% from 17.2%. The increase in general and administrative expenses was due primarily to increases in personnel at corporate headquarters, which increased salary and related personnel expenses by $2,076,000. Bad debt expense increased by $728,000 as the Company wrote off certain accounts receivable balances related to its desktop software application business as the Company transitioned to the Internet device market. Additionally, in order to effectively and rapidly transition the focus of the Company from the desktop market to the Internet device market it was necessary to incur significantly more conference, travel and meeting expenses, which increased general and administrative expenses by $495,000 for fiscal 1997 compared to fiscal 1996.

        The Company recorded no income tax benefit for the fiscal year ended September 30, 1997 as compared to a provision for income taxes of $1,951,000 for the fiscal year ended September 30, 1996.

   Liquidity and Capital Resources

        As of September 30, 1998, the Company had no debt and had cash and cash equivalents of $22,655,000 and working capital of
   $26,273,000. The Company's operating activities used cash of $7,193,000, $4,114,000 and $822,000 for the fiscal years ended
   September 30, 1998, 1997 and 1996, respectively. Additionally, the Company's operating cash flow for fiscal 1997 was impacted by the $7,500,000 in cash received from Microsoft during the quarter ended March 31, 1997 in connection with the amendment to the Company's license arrangement with Microsoft as discussed in the Overview section.

        Subsequent to the end of fiscal 1998, the Company received $7,392,000 in cash from GI for the purchase by GI of 700,000 shares of the Company's common stock.

        The Company's current net accounts and unbilled receivables increased to $5,606,000 at September 30, 1998 from $3,792,000 at September 30, 1997. This increase was primarily due to an increase in revenues for the fourth quarter of fiscal 1998.

        The Company's capital expenditures totaled $443,000, $3,330,000 and $2,905,000 for the fiscal years ended September 30, 1998, 1997 and 1996, respectively, and consisted primarily of computer hardware and software. The Company had no material commitments for capital expenditures at September 30, 1998. In October 1998, the Company entered into an agreement with GI to form a new digital cable software integration center. The formation of the integration center will require the purchase of computer hardware and software and office furniture. While no commitments for such expenditures have been formally entered into, the Company estimates that such expenditures will range from $250,000 to $425,000 during fiscal 1999.
        The Company believes that its current cash and cash equivalents, as well as cash flow from operations, will be sufficient to finance the Company's cash flow requirements through at least fiscal 1999.

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

        During fiscal 1997, the Company announced a new strategic focus on the Internet device market. The Company is now focused on the development, marketing and distribution of its technologies and services to the non-PC Internet device marketplace. Because this is a new and undeveloped market, there can be no assurance as to the extent of the demand for the Company's products and services or the extent to which the Company will be successful in penetrating this market.

        The Company derived approximately 15% of its revenues for the fiscal year ended September 30, 1998 from Motorola Corporation and 39.5% of its revenues for the fiscal year ended September 30, 1997 from Microsoft Corporation. As the Internet device market develops, the Company expects to continue to derive a significant portion of its revenues from a relatively limited number of customers. Although the Company expects that its reliance on any particular customer will decline as the Internet device market develops and its customer base expands, the failure of the Company to enter into a sufficient number of licensing agreements or sustain revenues from major customers during a particular period could have a material adverse effect on the Company's future operating results.

        The Company's future results of operations will also be largely dependent upon a number of factors relating to the further development and acceptance of the Internet as a commercial market. In particular, commercial use of the Internet continues to be constrained by the need for reliable processes such as security measures for electronic commerce as well as the need for regularly available customer support. In addition, the market for Internet software products is characterized by rapidly changing technology, evolving industry standards and customer demands, and frequent product introductions and enhancements, which make it difficult to predict whether the initial commercial acceptance of the Company's solutions can be sustained over a period of time.

        The market for Internet technologies and services is extremely competitive, and competition is likely to increase in the future. The Company currently faces competition from other Internet device technology vendors and service providers such as Oracle, Sun Microsystems, Microsoft, on-line service companies, Internet access providers and networking software companies. Additionally, the Company considers a significant source of competition for its Internet technologies and professional services to be the prospect company's internal resources.

        The Company provides its products and services to manufacturers and service providers within the cable and satellite television, wireless, telecommunications, office equipment, automotive and industrial control markets who then incorporate the Company's technology into their products and services. The success of the Company is therefore dependent in large part on the performance of its customers and the market acceptance of its customers' products, which is outside of the Company's control.

        In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, which superseded SOP No. 91-1. SOP No. 97-2 is effective for the Company's 1999 fiscal year which began on October 1, 1998 and provides guidance on applying generally accepted accounting principles for recognizing revenue on software transactions. Based on the Company's interpretation of the requirements of SOP No. 97-2, application of this statement is not expected to have a material impact on the Company's revenue. However, certain provisions of SOP No. 97-2 are currently being reviewed by the accounting profession with the objective of providing additional guidance on implementation of the SOP. Depending upon the outcome of this review and the issuance of implementation guidelines and potential interpretations, the Company may be required to modify its revenue recognition policies and business practices, and such change could have the effect of deferring the recognition of revenue.

        The Company from time to time receives notices alleging that its products infringe third-party proprietary rights. Patent and similar litigation frequently is complex and expensive and its outcome can be difficult to predict. If, as a result of proprietary rights infringements by any of the Company's products, the Company is required to discontinue sales of certain products, eliminate certain features on its products, or pay royalties to another party, the Company's future operating results could be materially adversely affected.

        The Company's quarterly operating results have varied and they may continue to vary significantly depending on factors such as the timing of significant license or service agreements, the terms of the Company's licensing and service arrangements with its customers and the timing of new product introductions and upgrades by the Company and its competitors. The Company typically structures its license agreements with customers to require commitments for a minimum number of licenses, and license revenues are recognized as the committed licenses are purchased. Additional revenues from a customer will not be earned unless and until the initial committed levels are exceeded. The Company's revenues in any quarter will depend in significant part on its ability to license technologies and provide services to new customers in that quarter and the timing of product deployment by its customers. The Company typically structures its professional services agreements with customers to recognize revenue on the percentage of completion method of accounting. The Company's expense levels are based in part on expectations of future revenue levels and any shortfall in expected revenue could therefore have a disproportionate adverse effect on the Company's operating results in any given period.

   Impact of Year 2000

   The "Year 2000" issue refers to the problem of certain computer programs using abbreviated years with two digits and thus being unable to distinguish, for example, whether the year "00" means 1900 or 2000 which may lead to such software failing to operate or operating with erroneous results.

   The Company has assembled a cross-department task force to address the Year 2000 issue. The task force is addressing Spyglass products, third-party software and products used by the Company and software utilized by third parties that perform services for the Company.

   The task force has completed the assessment phase of its overall plan. The assessment phase included a review of Spyglass products and, as a result of these initial assessments, the Company has determined that all new Spyglass products and technologies currently licensed are Year 2000 compliant or will be so certified as new versions and utilities are released. However, known or unknown errors or defects in Spyglass' products could result in delay or loss of revenue, diversion of development resources, increased service and warranty costs or damage to Spyglass' reputation, any of which could materially adversely affect Spyglass' results of operations or financial condition. In addition, the task force investigated other associated Year 2000 issues such as ensuring that third-party software used internally and other products and services supplied to Spyglass are Year 2000 compliant. This investigation included but was not limited to review of vendor and related Web sites and direct confirmation with significant vendors. The majority of Spyglass' computer programs have been purchased and implemented over the last three years. As a result, most of these programs were Year 2000 compliant when purchased or have since been upgraded with Year 2000 compliant software upgrades. In the event third party internally used systems are not Year 2000 compliant, the Company's ability to process vendor transactions and perform certain other functions could be impaired. Additionally, Spyglass has no legacy (mainframe) systems, which are the source of much of the current concern regarding Year 2000 compliance. During the assessment phase, the Company received direct confirmation that most material internally used systems will operate in the year 2000.

   The second and current phase in the task force's efforts is to plan and conduct testing to confirm Year 2000 compliance on products and services in which Year 2000 compliance is in question. For those products and services that fail testing or are assessed as non-compliant, Spyglass will implement any required software modifications and/or replacements of those products so that such products will function properly with respect to dates in the year 2000. The task force has a May 1999 target date to complete its testing efforts. Upon completion of its testing phase, the task force will determine a time period during which to implement any necessary changes.

   Spyglass does not currently have any information with regard to Year 2000 compliance of any of its customers. As is the case with all similarly situated companies, Spyglass' results of operations could be materially impacted if its customers encounter Year 2000 issues unrelated to Spyglass products and services. In such a scenario, it is reasonably likely that these customers would channel resources into products and activities unrelated to products that utilize Spyglass technologies and/or services, potentially limiting Spyglass' future revenues from these customers.

   The Company does not currently have a contingency plan in the event that Spyglass products or third-party products and services incur Year 2000 problems. Such a plan will be devised if and when it has been determined that overall Year 2000 compliance is in question.

   As of September 30, 1998, the only Year 2000 cost incurred by the Company has been the value of the time, based on standard hourly rates for employees, spent by the task force, which approximates $60,000. The Company estimates it will incur approximately $240,000 in future expenses to ensure systems will function properly with respect to dates in the year 2000. These expenses are not expected to have a material impact on the financial position, cash flow or operations of the Company.

   The costs and scope of the Company's Year 2000 compliance efforts are based on management's best estimates which utilize numerous assumptions of future events. However, there can be no guarantee that these estimates and assumptions will be realized. Furthermore, the actual impact of the Year 2000 issue could materially differ from that anticipated.

                               Consolidated Satements of Operations
                                   For the Fiscal Years Ended
                                          September 30,
   (In thousands, except per share   1998      1997     1996
   amounts)
    Net revenues:
     Internet technology          $11,661    $17,194  $19,466
     Service                        8,833      4,101    2,841
       Total net revenues          20,494     21,295   22,307

    Cost of revenues:
     Internet technology            1,843     1,535     1,912
     Service                        3,377     1,493       118
       Total cost of revenues       5,220     3,028     2,030

    Gross profit                   15,274    18,267    20,277

    Operating expenses and
    other:
     Sales and marketing            9,101     8,311     5,963
     Research and development       9,173    13,644     6,801
     General and administrative     5,742     6,769     3,846
     Restructuring charge               -       900         -
     One-time acquisition costs       496         -         -
       Total operating expenses
      and other                    24,512    29,624    16,610

    Income (loss) from operations  (9,238)  (11,357)    3,667

    Other income, net               1,222     1,622     1,744

    Income (loss) before income
      taxes                        (8,016)   (9,735)    5,411

    Provision for income taxes          -         -     1,951
    Net income (loss)             $(8,016)  $(9,735) $  3,460

    Net income (loss) per common
    share-basic                   $(0.60)   $(0.81)  $   0.30

    Net income (loss) per common
    share-diluted                 $(0.60)   $(0.81)  $   0.27

    Weighted average number of
    common shares outstanding
    -basic                        13,395     12,090    11,620

    Weighted average number of
    common shares outstanding
    -diluted                      13,395     12,090    12,875
See accompanying Notes to the Consolidated Financial Statements

                                              Consolidated Balance Sheets
                                                        September 30,
  (In thousands)                                    1998            1997
       ASSETS
     Current assets:
     Cash and cash equivalents                    $ 22,655        $ 22,841
     Short-term investments                              -           4,929
     Accounts receivable, net of allowance for
     doubtful accounts of $429 and $350,
     respectively                                    4,704           3,792
     Unbilled accounts receivable                      902               -
     Prepaid expenses and other current assets       2,461           2,195

       Total current assets                         30,722          33,757

   Properties and equipment, net                     3,585           5,037
   Other assets                                        268           1,786

      Total Assets                                $ 34,575          40,580

        LIABILITIES AND STOCKHOLDERS' EQUITY

   Current liabilities:
     Accounts payable                             $  1,493           1,817
     Royalties payable                                 541             345
     Deferred revenues                                 786           1,256
     Accrued compensation and related benefits       1,466           1,322
     Accrued expenses and other liabilities            163             173

      Total current liabilities                      4,449           4,913

   Long-term deferred revenues                          50             100

      Total liabilities                              4,499           5,013

   Stockholders' equity:
     Preferred stock, $.01 par value, 2,000,000
      shares authorized,  none issued
     Common stock, $.01 par value, 50,000,000
     shares authorized, 13,944,433 and 12,362,823
     shares  issued and 13,934,719and 12,362,823
     shares outstanding, respectively                  139             124
     Additional paid-in capital                     43,886          40,746
     Accumulated deficit                           (13,357)         (5,303)
     Treasury stock at cost, 9,714 shares in 1998     (55)               -
     Unamortized value of restricted stock issued    (537)               -

       Total stockholders' equity                   30,076          35,567

       Total Liabilities and Stockholders' Equity $ 34,575          40,580
See accompanying Notes to the Consolidated Financial Statements

                                   SPYGLASS, INC.

             Consolidated Statements of Changes in Stockholders' Equity

                                                       Retained                      Unamortized
                                          Additional   Earnings/      Treasury       Value of
                             Common Stock  Paid-in   (Accumulated   Common Stock    Restricted
                          Shares   Amount  Capital      Deficit)    Share  Amount  Stock Issued
(In thousands, except
 share amounts)
   Balance at September
   30, 1995              11,406,645 $  114 $ 36,528   $    972        -      $  -       $   -
   Exercise of stock
    options                 394,499      4      531
   Exercise of employee
    stock purchase plan
    stock options            18,401             266
   Issuance of incentive
    stock options                                80
   Tax benefit from exercise
    of stock options                          1,936
   Net income                                            3,460

   Balance at September
   30, 1996               11,819,545   118   39,341      4,432         -        -          -

   Exercise of stock
    options                  497,882     5      731
   Exercise of employee
    stock purchase plan
    stock options             45,396     1      362
   Issuance of incentive
    stock options                                80
   Accelerated vesting of
    options                                     232
   Net loss                                             (9,735)

   Balance at September
   30, 1997               12,362,823   124   40,746     (5,303)        -        -          -

   Adjustment for
    acquisition accounted
    for as a pooling of
    interests                639,246     6      204        (38)
   Exercise of stock
    options                  658,327     6    1,519
   Exercise of employee
    stock purchase plan
    stock options             74,323     1      391
   Issuance of
    restricted stock         200,000     2    1,011                                   (1,011)
   Amortization of deferred
    compensation relating
    to issuance of
    restricted stock                                                                     474
   Purchase of treasury
    stock                                                          9,714     (55)
   Accelerated vesting of
    options                                      15
   Net loss                                             (8,016)

   Balance at September
    30, 1998               13,934,719 $139  $43,886   $(13,357)    9,714   $ (55)      $(537)

See accompanying Notes to the Consolidated Financial Statements


                                      Consolidated Statements of Cash Flows
                                             For the Fiscal Years Ended
                                                     September 30,
                                             1998     1997       1996
   (In thousands)
   Cash flows from operating
   activities:
   Net income (loss)                      $(8,016)  $(9,735)    $ 3,460
   Adjustments to reconcile net income
   (loss) to net cash used in operating
   activities:
     Depreciation                           1,993     1,742        694
     Amortization                           1,315       157        211
     Loss on disposal of fixed assets          15        99         21
     Amortization of deferred compensation
      related to issuance of restricted
      stock                                   474         -         -
     Bad debt provision                       309     1,029        301
     Deferred income taxes                      -         -       (406)
     Incentive stock option compensation       15       312         80
     Other                                      -         -       (201)
   Changes in operating assets and
   liabilities:
     Accounts and long-term receivables     3,155    (3,066)      (783)
     Unbilled accounts receivable            (902)        -          -
     Prepaid expenses, other current assets
      and other assets                        (21)   (1,008)    (1,504)
     Accounts payable                        (327)      360        415
     Royalties payable                        196      (358)       279
     Deferred revenues                       (894)     (307)    (1,071)
     Accrued compensation and related
      benefits                               (541)      370        348
     Accrued expenses and other liabilities   (23)       70       (383)
     Net cash used in operating activities (7,190)   (4,114)      (822)

   Cash flows from investing
   activities:
     Cash acquired in business combination    574         -          -
     Short-term investments, net activity   4,929    12,664    (17,593)
     Proceeds from sale of fixed assets        82        32          -
     Capital expenditures                   (443)    (3,330)    (2,905)

     Net cash provided by (used in)
      investing activities                  5,142     9,366    (20,498)

   Cash flows from financing
   activities:
     Proceeds from exercise of stock options,
     including tax related benefits in 1996  1,917    1,099      2,938
     Purchase of treasury stock                (55)       -          -

     Net cash provided by financing
     activities                             1,862     1,099      2,938

   Net increase (decrease) in cash and cash
   equivalents                               (186)    6,351    (18,382)

   Cash and cash equivalents at beginning
   of period                               22,841    16,490     34,872

   Cash and cash equivalents at end of
   period                                $ 22,655  $ 22,841   $ 16,490

   Supplemental disclosure of cash flow
   information:
     Cash paid for income taxes           $     6   $    28   $    169
See accompanying Notes to the Consolidated Financial Statements

   Notes to the Consolidated Financial Statements

   Note 1.  Operations and Significant Accounting Policies

   Operations
   Spyglass, Inc. ("Spyglass" or the "Company") develops, markets and distributes Internet technologies designed to be embedded inside various end-user products, including but not limited to televisions, office equipment, television set-top boxes, network computers and Internet access services. Spyglass technology offerings include Spyglass Device Mosaic (formerly Spyglass Mosaic), Spyglass Remote Mosaic, Spyglass Prism, Spyglass MicroServer, Spyglass Device Mail, and SurfWatch client and server products. Spyglass also offers
   Internet consulting and custom engineering services through its professional services organization. These technologies are used to bring Internet functionality to customers' products and services.

   On November 14, 1997, the Company acquired AllPen Software ("AllPen") in a transaction accounted for as pooling of interests. AllPen, located in Los Gatos, California, develops software solutions and technologies and provides professional services for the Internet
   device  marketplace.  This  transaction  was  effected  through   the
   exchange of 639,246 shares of common stock of Spyglass for all the issued and outstanding shares of AllPen. Because the effect of this transaction was considered immaterial, Spyglass' financial statements were not restated; instead, the Company's equity accounts were adjusted for the effect of the pooling. In connection with the acquisition of AllPen, the Company recorded a charge to operating expenses of $496,000 or $0.04 per share for direct acquisition related costs consisting primarily of professional fees.

   In May 1996, the Company formed Spyglass International, Inc., a wholly-owned subsidiary. Spyglass International, Inc. is a U.S. subsidiary that has one branch office in Japan. In January 1997, the Company formed Spyglass Europe Ltd., a wholly-owned subsidiary of Spyglass International, Inc. with an office in England.

   In April 1996, the Company acquired OS Technologies Corporation ("OS Tech") and SurfWatch Software, Inc. ("SurfWatch") in transactions accounted for as poolings of interests. As a result, all financial information includes the accounts and results of operations of OS Tech and SurfWatch, respectively, for all periods presented.

   In February 1996, the Company acquired Stonehand Inc. ("Stonehand"), in a transaction accounted for as pooling of interests. As a result, all financial information includes the accounts and results of operations of Stonehand for all periods presented.

   On November 28, 1995, the Board of Directors declared a two-for-one common stock split effected in the form of a 100% stock dividend paid on December 20, 1995 to stockholders of record as of December 6, 1995. All share and per share information in the accompanying consolidated financial statements and related notes thereto prior to December 20, 1995 has been restated to reflect the two-for-one common stock split for all periods presented.

   Basis of Presentation
   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances between the companies have been eliminated.

   University of Illinois Agreement
   The Spyglass Device Mosaic product is a commercial derivative version of NCSA Mosaic_. NCSA Mosaic was developed by the National Center for Supercomputing Applications at the University of Illinois at Urbana-Champaign. In May 1994, the Company and the University entered into an agreement (as amended to date, the "University Agreement") granting the Company the exclusive (subject to approximately 10 previously granted licenses), worldwide right to develop, distribute and sublicense commercial client browsers based on NCSA Mosaic. The University Agreement provides for royalties based on Spyglass' net revenues from Device Mosaic, and includes cumulative minimum quarterly royalties. The University Agreement has an initial term of five years, with automatic one-year renewals, and is terminable in the event of a material breach by the Company of its obligations thereunder. Under the University Agreement, the Company was required to provide the University with source code versions of Spyglass Mosaic through Release 2.5. The University will have the right (subject to certain restrictions) to incorporate these releases of Spyglass Mosaic into new releases of NCSA Mosaic, which will continue to be available on a free-with-copyright basis to organizations for non-commercial academic and research use only. However, the University is not permitted to make NCSA Mosaic available for distribution by resellers other than the Company. The University Agreement gives the Company the exclusive right (with certain limited exceptions) to use the University's trademarks "Mosaic_" and "NCSA Mosaic_" and its spinning globe logo in connection with Device Mosaic on a royalty-free basis (with certain limited exceptions). In addition, the Company has the exclusive right (with certain limited exceptions) to use these marks in connection with the sale of other products for a royalty payment based on net revenues derived from such products.

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

   Investments
   Investments with original maturities between three and twelve months are considered short-term investments. Short-term investments consist of debt securities such as commercial paper, time deposits, certificates of deposit, bankers' acceptances, and marketable direct obligations of the United States Treasury.

   Other Assets
   The Company licenses certain technology from third parties and records prepaid royalty costs associated with these licenses. These prepaid royalty costs are amortized as a percentage of revenues or over the expected period of use. It is the Company's policy to periodically review and evaluate whether the benefits associated with these prepaid royalties are expected to be realized and, therefore, deferral and amortization are appropriate. Approximately $857,000 and $441,000 of these prepaid royalties are included in prepaid expenses and other current assets and approximately $118,000 and $1,431,000 are included in other assets at September 30, 1998 and September 30, 1997, respectively.

   Properties and Equipment
   Properties and equipment are stated at cost less accumulated depreciation. Depreciation is determined for financial reporting purposes using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Depreciation for income tax reporting purposes is determined using accelerated depreciation methods.

   Revenue Recognition
   The Company recognizes revenues from software licensing arrangements in accordance with the provisions of Statement of Position ("SOP") 91-1, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants ("AICPA"). Internet technology revenues are generally recognized as the licenses are purchased by customers, provided the license agreement does not allow for extended payment terms, and there are no significant remaining obligations under the contract. Service revenues are comprised of revenues from customer support and professional services agreements. Revenues from the sale of support agreements are recognized over the term of the agreement using the straight-line method and related costs are included in operating expenses under the sales and marketing classification. Revenues from professional services agreements are recognized on the percentage of completion method based on the hours incurred relative to total estimated hours for fixed bid contracts or based on the hours incurred multiplied by the hourly rate for time and material engagements. Related costs are reported as a cost of service revenues.

   In October 1997, the AICPA issued SOP No. 97-2, Software Revenue Recognition, which superseded SOP No. 91-1. SOP No. 97-2 is effective for the Company's fiscal year beginning October 1, 1998 and provides guidance on applying generally accepted accounting principles for software revenue recognition transactions. Based on the Company's interpretation of the requirements of SOP No. 97-2, application of this statement is not expected to have a material impact on the Company's revenues. However, certain provisions of SOP 97-2 are currently being reviewed by the accounting profession with the objective of providing additional guidance on implementation of the SOP. Depending upon the outcome of this review and the issuance of implementation guidelines and potential interpretations, the Company may be required to change its revenue recognition policies and business practices, and such change could have the effect of deferring the recognition of revenue.

   Accounting for Stock-Based Compensation
   The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, if the Company's stock option plans are considered fixed plans, no compensation expense is recognized if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. If the option grants are not fixed at an amount at least equal to fair market value, the Company recognizes compensation expense based on the intrinsic value on the measurement date. The Company has included the disclosure provision of Statement of Financial Accounting Standard ("SFAS") No. 123, Accounting for Stock-Based Compensation, which requires pro-forma information regarding net income and earnings per share determined as if the Company had accounted for its employee stock options under the fair value method of that Statement.

   Per Share Information
   In 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share, which was adopted by the Company in December 1997. SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes any dilutive effect of options, warrants and convertible securities. Diluted earnings per share assumes the conversion of all securities which are exercisable or convertible into common stock and which would either dilute or not affect basic earnings per share. All earnings per share amounts for all periods have been presented and, where necessary, restated to conform to SFAS No. 128 requirements.

   Earnings per share-basic was calculated by dividing net income by the weighted average number of common shares outstanding during the period. Earnings per share-diluted was calculated by dividing net income by the sum of the weighted average number of common shares outstanding plus all common shares that would have been outstanding if potentially dilutive common shares had been issued. Diluted weighted average shares for 1996 excludes the impact of common stock options of 11,202 shares because the options' exercise prices were greater than the average market price of the common stock and, therefore, the effect would be anti-dilutive.

   The table below reconciles the number of shares utilized in the earnings per share calculations for the fiscal years ending September 30, 1998, 1997 and 1996, respectively.

                                            For the Fiscal Years Ended
                                                  September 30,
        (In thousands)                        1998     1997     1996
        Weighted average number of
        common shares outstanding _
        basic                                 13,395  12,090   11,620
        Effect of dilutive securities,
        stock options                              -       -    1,255
        Weighted average number of
        common shares outstanding _
        diluted                               13,395  12,090   12,875

   Advertising Costs
   The Company expenses advertising costs as incurred.

   Segment Reporting
   In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which becomes effective for the Company's fiscal year ending September 30, 1999. SFAS No. 131 broadens the definition of operating segments and requires additional disclosures about such segments. The Company anticipates that the adoption of this standard will result in reporting more than one segment and is currently evaluating its operating segments.

   Reclassification
   Certain prior year amounts have been reclassified to conform with the current year's presentation.

   Note 2.  Cash Equivalents and Short-term Investments

   The following is a summary of cash equivalents and short-term investments at amortized cost:

                                      September 30,
   (In thousands)                    1998     1997
           Commercial paper        $16,680  $11,919
           U.S. treasury notes           -    1,000
           Money market              5,871    9,773
              Cash equivalents      22,551   22,692
           Cash                        104      149
           Total cash and cash
           equivalents             $22,655  $22,841

           Commercial paper        $     -  $ 1,925
           U.S. treasury notes           -    3,004
            Total short-term
           investments             $     -   $4,929

   Since these securities are short-term in nature, changes in market interest rates would not have a significant impact on the fair value of these securities. These securities are carried at amortized cost which approximates fair value. It is the intent of the Company to hold its investments until maturity.

   Note 3.  Properties and Equipment

   Properties and equipment and related accumulated depreciation were as follows:

                                                  September  30,
   (In thousands)                                1998      1997
           Computer equipment and software        $5,387  $5,198
           Furniture, fixtures and office
           equipment                               1,939   1,897
           Leasehold improvements and other          560     405
                                                   7,886   7,500
           Less: Accumulated depreciation        (4,301) (2,463)
           Properties and equipment, net          $3,585  $5,037

   Note 4.  Income Taxes

   The components of the provision for income taxes were as follows:

                                For  the Years Ended  September 30,
   (In thousands)                        1998   1997     1996

           Current:
              Federal                     $  -  $    -  $     -
              Foreign                      121      94      152
              State                          -       -        -
                 Total current             121      94      152

           Deferred:
              Federal                    (121)    (94)    1,444
              State                          -       -      355
                 Total deferred          (121)    (94)    1,799

           Provision for income taxes    $   -  $    -  $ 1,951

   A reconciliation of income tax expense to the statutory federal income tax rate follows:

                                   For the Years Ended September 30,
                                        1998      1997      1996
           Federal income taxes at
              statutory rate           34.0 %    34.0 %     34.0%

           State income taxes, net
              of Federal income tax
              benefit                    4.8%      4.8%      4.3%
           Valuation allowance        (38.8%)   (38.8%)      -  %
           Other                          - %       - %    (2.2%)

           Effective tax rate              -%       - %     36.1%

   Significant components of the Company's net deferred tax assets were as follows:

                                                    September 30,
   (In thousands)                                   1998     1997
             Deferred tax assets:
             Accounts receivable                $    189  $     151
             Accrued expenses and other
              liabilities                            177        223
             Net operating loss carryforwards      9,593      6,122
             Research and development tax
              credit carryforwards                 1,773      1,338
             Foreign tax credit carryforwards        366        246
             Amortization of deferred
              compensation relating to
              issuance of restricted stock           184          -
             Alternative minimum tax credit
              carryforwards                           10         10
                Deferred tax assets               12,292      8,090

             Deferred tax liabilities:
             Depreciation                           (14)       (56)
                Deferred tax liabilities            (14)       (56)

             Net deferred tax assets             $12,278  $   8,034
             Deferred tax asset valuation
              allowance                          (12,278)    (8,034)
             Net deferred tax assets            $      -  $       -

   The Company changed from the cash to accrual basis for tax reporting purposes at the time of filing its 1997 tax return; as such, 1997 amounts included herein have been restated from the cash to accrual basis.

   As of September 30, 1998, the Company had net operating loss carryforwards for income tax purposes of approximately $24,754,000
   which expire in  the years 2006-2012.   Of  this amount,  $13,923,000
   relates to tax deductions generated by the exercise of certain incentive stock options by employees which will be available to reduce future income tax liabilities by a total of $5,395,000. Of this tax benefit, $2,669,000 was credited to paid-in capital to offset deferred tax liabilities. The remaining $2,726,000 is available to offset future deferred tax liabilities as a credit to paid-in capital. The Company recorded a credit to paid-in capital of $2,205,000 in fiscal 1996 as a result of such exercises of incentive stock options by employees. No such credits to paid-in capital were recorded in fiscal 1997 or fiscal 1998.

   As of September 30, 1998, the Company had research and development credit carryforwards of approximately $1,773,000, which are available to offset future income tax liabilities and expire in the years 2006-2012.

   The valuation allowance increased by $4,244,000 and $6,557,000 for the fiscal years ended September 30, 1998 and 1997, respectively, and relates primarily to increases in net operating loss carryforwards. The Company has established the valuation allowance to defer recognition of potential tax benefits until such time that operating results can provide assurance that these tax benefits will be recognized.

   Note 5.  Stock Incentive Plans

   The Company has a 1995 Stock Incentive Plan ("1995 Incentive Plan") which replaced the Company's 1991 Stock Option Plan ("1991 Option Plan"), a 1995 Director Stock Option Plan ("1995 Director Option Plan") and a 1991 Employee Stock Bonus Plan ("1991 Bonus Plan") effective June 27, 1995, when the Company completed its initial public offering. Accordingly, options under the 1991 Option Plan and the 1991 Bonus Plan are not granted in years after 1995 but remain outstanding.

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

   Furthermore, the above plans stipulate that the exercise price of any incentive stock option shall not be less than 100% of the fair market value of the common stock at the date of the grant or less than 110% of the fair market value in the case of optionees holding more than 10% of the total combined voting power of all classes of stock of the Company. The exercise periods of incentive stock options cannot exceed 10 years from the date of grant, except for incentive stock options granted to optionees holding more than 10% of the total combined voting power of all classes of stock, which must be exercised within five years. Non-qualified stock options, if any, must be exercised within the time period set forth in the option agreement. Any portion not exercised within the terms as stipulated in the option agreement shall be forfeited.

   The Company records as compensation expense the excess, if any, of the fair market value of the common stock at the date of option grant over the option exercise price. Any compensation expense is recognized ratably over the vesting period of the options. The Company recorded compensation expense of approximately $15,000, $312,000 and $80,000 for the years ended September 30, 1998, 1997 and 1996, respectively, relating to options granted with an exercise price below the estimated fair market value of the common stock and the acceleration of the vesting of stock options. Options granted prior to October 1994 and subsequent to the Company's initial public offering have an exercise price approximating the fair market value of the common stock as of their grant date.

   1995 Stock Incentive Plan

   The maximum number of shares of common stock which may be issued pursuant to the 1995 Incentive Plan is 3,300,000 shares, subject to certain anti-dilution adjustments. Options generally become exercisable over four years, commencing on the one-year anniversary of the date of grant, and accumulate if not exercised. As of September 30, 1998, options to purchase approximately 449,000 shares are available for issue.

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

   Furthermore, the 1995 Incentive Plan provides for the granting of awards of restricted stock entitling recipients to purchase common stock from the Company under terms which provide for vesting over a period of time, as determined by the Board of Directors, and a right of repurchase in favor of the Company of the unvested portion of the common stock subject to the award upon the termination of the recipient's employment or other relationship with the Company. Awards of 200,000 shares of restricted stock, generally vesting over four years in equal annual installments commencing on the one-year anniversary of the date of grant, had been purchased for $0.01 per share (and had a fair value of $5.063 on the date of issue) under this plan as of September 30, 1998. Upon issuance of stock under the plan, unearned compensation equivalent to the excess of the market value at the date of grant over the purchase price is offset against stockholders' equity and subsequently amortized over the periods during which the restrictions lapse.

   1995 Director Stock Option Plan

   Under the  Company's 1995  Director Stock  Option Plan,  the  maximum number of shares of common stock which may be issued is 200,000 shares, subject to certain anti-dilution adjustments. Each director who is not otherwise an employee initially elected to the Board of Directors is granted an option, on the date of initial election, to purchase 20,000 shares of common stock. Each such director is also granted, on the date of each Annual Meeting of Stockholders, an option to purchase 5,000 shares. Options become exercisable over four years, commencing on the one-year anniversary of the date of grant, and accumulate if not exercised. As of September 30, 1998, options for 77,900 share were outstanding, of which 9,800 were exercisable.

   1995 Employee Stock Purchase Plan

   Under the Company's 1995 Employee Stock Purchase Plan ("Stock Purchase Plan"), employees are granted the opportunity to purchase the Company's common stock. The first offering under the Plan commenced on August 16, 1995 and concluded February 15, 1996. Subsequent offerings begin on February 16 and August 16 of each year and conclude on August 15 and February 15, respectively. The price at which the employees may purchase the common stock is 85% of the closing price of the Company's common stock on the Nasdaq National Market on the date the offering period commences or terminates, whichever is lower. A total of 600,000 shares of common stock have been reserved under this plan. In fiscal 1998, 1997 and 1996, 74,323, 45,396 and 18,401 shares were issued under the Stock Purchase Plan, respectively.

   1991 Stock Option Plan

   The 1991 Option Plan was terminated effective June 27, 1995, when the Company completed its initial public offering, and was replaced by the 1995 Stock Incentive Plan. Options granted under the 1991 Option Plan generally become exercisable in four equal annual installments, commencing on the date of grant and continuing through the third anniversary of the date of grant, and accumulate if not exercised.
   Options to purchase 1,520,132 shares of common stock, at prices ranging from $0.08 to $4.125 per share, have been granted.

   A summary of the 1995 Stock Incentive Plan, 1995 Director Stock Option Plan and the 1991 Stock Option Plan transactions follows:

                                             September 30,
                                  1998               1997             1996

                                     Weighted          Weighted         Weighted
                                      Average          Average           Average
                                     Exercise         Exercise          Exercise
                            Shares    Price   Shares   Price    Shares   Price
   Outstanding, beginning
   of year                 1,970,239  $5.85  1,989,590  $8.98  1,493,004  $2.06

   Granted                 1,858,924   4.04  1,292,900   9.07    910,099  17.10

   Exercised               (858,327)   1.78  (497,882)   1.62  (394,499)   1.21

   Forfeited               (613,656)   6.97  (814,369)  12.56   (19,014)  10.85

   Outstanding, end of
   year                    2,357,180  $5.57  1,970,239  $5.85  1,989,590  $8.98

   Weighted average
   remaining contractual
   life                         8.60              8.79              8.43

   Options exercisable at
   year-end                  682,326           600,469           658,758

   Weighted average fair
   value of ptions
   granted during the
   year                        $4.94            $12.16             $5.39

   A summary of information on stock options outstanding as of September 30, 1998 follows:

                       Options Outstanding        Options Exercisable
                                 Weighted      Weighted              Weighted
   Range of                     Average        Average               Average
   Exercise       Number        Remaining      Exercise   Number     Exercise
   Prices       Outstanding  Contractual Life  Price    Exercisable   Price
  $0.08             165,000        4.92          $0.08     165,000     $0.08
  $0.40-$0.58       154,290        7.53          $0.49     118,144     $0.46
  $4.13 -$5.53      919,815        9.26          $4.94      13,750     $4.13
  $6.88             532,665        8.52          $6.88     279,522     $6.88
  $7.00-$9.50       527,510        9.00          $7.82      87,030     $7.35
  $10.25-$11.25      55,000        8.74         $10.63      15,980    $10.27
  $42.50              2,900        7.32         $42.50       2,900    $42.50

  $0.08-$42.50    2,357,180        8.60          $5.57     682,326     $4.36

   Stock-Based Compensation

   Pro-forma information, as required by Statement of Financial Accounting Standards No. 123, is as follows:

                                    For the Fiscal Years Ended September 30,
   (In thousands, except per share data)       1998      1997     1996
   Net income (loss) as reported            ($ 8,016)  ($ 9,735)  $3,960
   Pro-forma net income (loss)              ($11,655)  ($14,308)  $1,306

   Net income (loss) per share as reported    ($0.60)    ($0.81)   $0.27
   Pro-forma net income (loss) per share      ($0.87)    ($1.18)   $0.10

   In determining the fair value of the options, the Company used the Black-Scholes model and assumed a risk free interest rate of 4.23%
   and 6.0%, and an expected stock price volatility of 90.0% and 70.2% for 1998 and 1997, respectively. The Company also assumed expected lives of the options ranging from five to six years and no dividends for all years. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, it requires the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the estimated valuations may not necessarily provide a reliable measure of the fair value of the Company's options.

   Note 6.   Stock Option Exchange Program

   The Company uses stock options as a significant element of the compensation of employees, in part because it believes options provide an incentive to employees to maximize shareholder value. Stock options also serve as a means of retaining employees. Because the market value of the Company's common stock in early 1997 had fallen significantly below the exercise price of most outstanding options, the value of such stock options as a means of motivating and retaining employees had been significantly diminished. The Board of Directors concluded that the Company needed to restore the value of the existing stock options as a means of motivating and retaining employees in order to promote the successful implementation of the Company's growth strategies.

   As a result, on April 8, 1997, the Board of Directors approved a stock option exchange program (the "Exchange Program"), pursuant to which full-time permanent employees holding stock options under the Company's 1995 Stock Incentive Plan were given the opportunity to exchange the unexercised portion of such options (the "Existing Options") for new options (the "New Options") on a basis of four shares of common stock for every five shares covered by the Existing Option and having an exercise price of $6.875 per share (the fair market value of the Company's common stock on such date). The New Options expire 10 years from the date of grant and have the same vesting schedule and other terms as the Existing Options cancelled in exchange therefor. Option holders who own more than 1% of the Company's outstanding common stock and Directors were excluded from the Exchange Program. Stock option disclosures in
   Note 5 have been adjusted to reflect options for approximately 235,000 shares which were forfeited as a result of the Exchange Program.

   Note 7.  401(k) Savings Plan

   The Company has a salary reduction 401(k) retirement savings plan (the "Plan") covering substantially all of the Company's employees. Participating employees may contribute an amount up to 15% of their eligible compensation, subject to an annual limit. The Company, at the discretion of the Board of Directors, may make contributions to the Plan. The Company contributed $273,200, $269,000 and $118,300 to the Plan in fiscal 1998, 1997 and 1996, respectively.

   Note 8. Commitments and Contingencies

   The Company leases office facilities under non-cancelable operating lease agreements and has sublease agreements expiring at various dates through fiscal 2002. At September 30, 1998, approximate future minimum lease commitments and receipts under these leases and subleases were as follows:

                                   Minimum
                                    Lease     Sublease
                                Commitments   Receipts
                  (In thousands)
                       1999       $ 1,623     $  194
                       2000         1,265        194
                       2001           778        194
                       2002           282         97

   Total rent expense under non-cancelable operating leases was approximately $1,450,000, $1,324,000, and $689,000 for the years ended September 30, 1998, 1997 and 1996, respectively, net of sublease amounts of $243,000, $31,000 and $0, respectively.

   Note 9. Significant Customers and Export Revenues

   In fiscal 1998, sales to a significant customer represented 15.0% of total net revenues. Sales to another significant customer represented 39.5% and 12.1% of total net revenues in fiscal 1997 and 1996, respectively.

   The Company exports products to diverse geographic areas. Substantially all foreign sales; however, are transacted in U.S. dollars and therefore the Company is not exposed to foreign currency market risk. Net export revenues by geographic area were as follows:

                    For the Fiscal Years Ended September 30,
   (In thousands)                    1998    1997      1996

                Japan              $1,488   $   583 $ 2,094
                Other
                 international         899     1,113   1,594
                Total net export
                 revenues           $2,387   $ 1,696 $ 3,688

   Note 10.   Microsoft Amendment

   On January 21, 1997, the Company amended its license arrangement with Microsoft. This amendment converted Microsoft's existing license for the Spyglass Mosaic browser technology into a fully paid-up license in consideration of an additional $8,000,000 payment from Microsoft.
   This payment consisted of $7,500,000 in cash and $500,000 in software and product maintenance.

   Note 11.  Restructuring Charge
   On March 10, 1997, the  Company consolidated its Champaign,  Illinois development operations with its  Naperville, Illinois and  Cambridge,
   Massachusetts operations.  This consolidation reflected the Company's evolution from its desktop  focus to the  Internet device market  and the realignment of its product development activities with the  needs
   of this  market.   A pre-tax  restructuring  charge of  $900,000  was
   recorded in the second quarter of fiscal 1997 and consisted primarily of severance  and  related  personnel costs  of  $730,000  and  lease
   cancellation and  other exit  costs of  $170,000.   Included  in  the
   charge for  personnel  costs  was $100,000  of  compensation  expense related to the  acceleration of the  exercisability of certain  stock options.  The restructuring was completed as of September 30, 1997.

   Note 12.  Subsequent Event

   In October  1998,  General Instrument  Corporation  ("GI") acquired
   700,000 shares  of the  Company's common  stock for  $7,392,000 and also acquired warrants  to purchase  an additional  700,000 shares.
   The warrants have exercise prices ranging from $13.20 to $14.78 per share (subject to adjustment in  certain circumstances), and become exercisable on varying dates over a five-year period. In connection with this investment, the Company and  GI entered into a three-year agreement under which  the Company  will develop and  integrate new
   Internet cable services and technologies for GI.  This work will be performed through  a newly  formed  subsidiary of  the  Company, in which GI will hold a  10% minority interest and  which GI will have
   an  option  to  purchase   at  fair  market   value  under  certain
   circumstances.

   REPORT OF INDEPENDENT AUDITORS

   To the Board of Directors and stockholders of Spyglass, Inc.

   We have audited the consolidated balance sheets of Spyglass Inc.  and subsidiaries as  of September  30, 1998  and  1997, and  the  related consolidated  statements  of  operations,  changes  in  shareholders'
   equity, and cash  flows for the  years then ended.   These  financial
   statements are the responsibility of  the company's management.   Our
   responsibility  is  to  express   and  opinion  on  these   financial
   statements based on our audit.  The consolidated financial statements of Spyglass,  Inc. and  subsidiaries as  of and  for the  year  ended
   September 30,1 996 were audited by other auditors whose report  dated
   October  25,  1996,  expressed   an  unqualified  opinion  on   those
   statements.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spyglass, Inc. and subsidiaries at September 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for the two years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.


   /s/ Ernst & Young LLP
   Chicago, Illinois
   October 19, 1998

