Form 10-K, Exhibit 13
period 1999-09-30
SPYGLASS INC
filed 1999-12-22
CIK 945256

                                                                    EXHIBIT 13.1


Selected Financial Data

The following table sets forth selected financial data of the Company as of and for the five years ended September 30, 1999, 1998, 1997, 1996 and 1995. The selected financial data has been derived from the Company's audited historical consolidated financial statements. This financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this document.


                                                                           FISCAL YEARS ENDED SEPTEMBER 30,
                                                       ----------------------------------------------------------------------
(In thousands, except per share amounts)                 1999(4)      1998(4)    1997(3)(4)    1996(3)(4)(5)  1995(2)(3)(5)
-----------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
     Total net revenues                                  $ 29,610    $ 21,169        $ 21,295      $ 22,307       $ 12,141

     Gross profit                                          19,481      15,610          18,267        20,277         10,380

     Income (loss) from operations                         (3,279)    (11,283)        (15,677)        3,153          3,025

     Net income (loss)                                     (1,897)    (10,032)        (14,151)        2,952          2,176

     Net income (loss) available to common
          stockholders                                   $( 1,897)   $(10,032)       $(14,151)     $  2,952       $  1,985



Earnings (loss) per common share-basic (1):

     Net income (loss)                                   $(  0.12)   $(  0.69)       $(  1.07)     $   0.23       $   0.27

     Net income (loss) available to common
          stockholders                                   $(  0.12)   $(  0.69)       $(  1.07)     $   0.23       $   0.25

     Weighted average number of common shares
          outstanding                                      16,029      14,543          13,238        12,768          8,111



Earnings (loss) per common share-diluted (1):

     Net income (loss)                                   $(  0.12)   $(  0.69)       $(  1.07)     $   0.21       $   0.23

     Net income (loss) available to common
          stockholders                                   $(  0.12)   $(  0.69)       $(  1.07)     $   0.21       $   0.21

     Weighted average number of common shares
          outstanding                                      16,029      14,543          13,238        14,023          9,383



BALANCE SHEET DATA:

     Cash, cash equivalents and short-term investments   $ 29,348    $ 22,706        $ 29,026      $ 34,201       $ 34,872

     Working capital                                       35,199      25,678          29,233        38,598         35,550

     Total assets                                          45,773      34,980          42,048        48,908         43,509

     Total stockholders' equity                            39,248      29,807          36,162        43,393         37,614



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

(3) Selected financial data for the years ended September 30, 1997, 1996, and 1995 does not include the results of AllPen Software which was acquired in fiscal 1998 in a transaction accounted for as a pooling of interests. Because the effect of this transaction was considered immaterial, Spyglass' financial statements were not restated instead, the Company's equity accounts were adjusted for the effect of the pooling.

(4) Selected financial data for the years ended September 30, 1999, 1998 and 1997 includes the results of Navitel Communications, Inc. which was acquired in fiscal 1999 in a transaction accounted for as a pooling of interests. Selected financial data for the year ended September 30, 1996 includes the results of Navitel from its inception, May 21, 1996.

(5) Selected financial data for the years ended September 30, 1996 and 1995 includes the results of Stonehand Inc., OS Technologies Corporation and SurfWatch Software, Inc. which were acquired in fiscal 1996 transactions accounted for as poolings of interests.

DIVIDEND POLICY

The Company has never paid cash dividends on its capital stock. The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future.

SELECTED QUARTERLY DATA

The following table sets forth certain quarterly financial information of the Company for fiscal years 1999 and 1998. This information has been derived from the consolidated quarterly financial statements of the Company which are unaudited but which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements included herein and include all adjustments (consisting only of normal recurring items) necessary for a fair presentation of the financial results for such periods. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this document.


                                                              THREE MONTHS ENDED (UNAUDITED)
                                  -------------------------------------------------------------------------------------------------
(In thousands,                      SEPT. 30,   JUNE 30,   MARCH 31,  DEC. 31,    SEPT. 30,      JUNE 30,   MARCH 31,   DEC. 31,
except per share amounts)             1999       1999        1999       1998         1998          1998       1998        1997
-----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA(1):

    Total net revenues               $9,187       $7,232     $7,419     $5,772       $6,158        $5,676      $5,081     $4,254

    Gross profit                      6,375        4,563      4,980      3,563        4,210         4,090       3,932      3,378

    Loss from operations               (23)        (986)      (260)    (2,010)        (975)       (1,972)     (3,589)    (4,747)

    Net income (loss)                   335        (648)        109    (1,693)        (674)       (1,686)     (3,279)    (4,393)

PER SHARE AND SHARE DATA(1):

    Net income (loss) per share-
     basic                            $0.02      ($0.04)      $0.01    ($0.11)      ($0.05)       ($0.11)     ($0.23)    ($0.31)

    Weighted average number of
    common shares outstanding-
    Basic                            16,310       16,217     16,049     15,714       14,878        14,750      14,272     14,166

    Net income (loss) per share-
    diluted                           $0.02      ($0.04)      $0.01    ($0.11)      ($0.05)       ($0.11)     ($0.23)    ($0.31)

    Weighted average number of
    common shares outstanding-
    diluted                          17,694       16,217     17,403     15,714       14,878        14,750      14,272     14,166

------------------------------------------------------------------------------------------------------------------------------------

(1) Selected quarterly data for the years ended September 30, 1999 and 1998 includes the results of Navitel Communications, Inc. which was acquired in fiscal 1999 in a transaction accounted for as a pooling of interests.

MARKET PRICE PER SHARE

The following table sets forth, for the periods indicated, the high and low sales prices of the Common Stock of the Company on the Nasdaq National Market, as reported by Nasdaq.


                                                                   THREE MONTHS ENDED
                                     -----------------------------------------------------------------------------------------------
                                     SEPT. 30,   JUNE 30,    MARCH 31,    DEC. 31,    SEPT. 30,   JUNE 30,    MARCH 31,   DEC. 31,
                                       1999       1999        1999          1998         1998       1998        1998        1997
------------------------------------------------------------------------------------------------------------------------------------
    High                             $20 1/2     $23 1/2     $20 1/4      $32 1/4     $15 5/16    $15 3/8     $9 9/16      $12
    Low                              $10 3/8     $ 8 5/8     $ 8 7/8      $ 9         $ 9 5/8     $ 8 1/4     $4 1/4       $ 4 1/16

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         This discussion should be read in conjunction with the Company's consolidated financial statements included herein. This Management's Discussion and Analysis of Financial Condition and Results of Operations and the accompanying Consolidated Financial Statements and Notes thereto have been prepared to reflect the retroactive effect of Spyglass, Inc.'s ("Spyglass" or the "Company") acquisition of Navitel Communications, Inc. ("Navitel"), consummated in April 1999. The acquisition was accounted for as a pooling of interests, which means that for accounting and financial reporting purposes, Spyglass' consolidated financial statements have been restated to present the combined companies' financial position and results of operations for each period presented.

         Spyglass was organized as an Illinois corporation in February 1990 and reincorporated in Delaware in May 1995. Spyglass entered the Internet market during fiscal 1994 and, from fiscal 1994 through fiscal 1996, focused its efforts on developing, marketing and distributing Internet client and server technologies for incorporation into a variety of Internet-based products and services. Since fiscal 1997, the Company has been focusing on the development, marketing and distribution of its technologies and services to the information appliance market, and beginning May 1999, increased its focus on the interactive television ("ITV") and mobile data ("MD") markets.

         Spyglass provides its customers with strategic Internet consulting, software and professional services that enable them to rapidly develop and deploy cost-effective Internet-enabled information appliances and Internet-based services. Spyglass Professional Services include custom engineering for defining, developing and delivering complete, end-to-end project solutions. Spyglass solutions have been integrated into a variety of products, including television set-top boxes, Internet screen phones, wireless phones, televisions, office equipment, medical devices and industrial controls. In addition, SurfWatch content filtering software, designed to block unwanted material from the Internet, has been deployed by several major corporations, schools and ITV services.

         The Company licenses technology from a number of third-party vendors for incorporation into the Company's products and pays license fees and/or royalties for such use. These fees are reflected in cost of Internet technology revenues.

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

         In October 1998, General Instrument Corporation ("GI") acquired 700,000 shares of the Company's common stock for $7,392,000 and also acquired warrants to purchase an additional 700,000 shares. The warrants have exercise prices ranging from $13.20 to $14.78 per share (subject to adjustment in certain circumstances), and become exercisable on varying dates over a five-year period. In connection with this investment, the Company and GI entered into a three-year agreement under which the Company is developing and integrating new Internet cable services and technologies for GI's next generation digital set-top platforms. This work is being performed through a subsidiary of the Company, in which GI holds a 10% minority interest and which GI will have an option to purchase at fair market value under certain circumstances. The Company has opened a new facility for this solutions center in Lexington, Massachusetts with dedicated resources for the execution of the GI agreement, which is expected to provide Spyglass $20 million in revenues over three years.

          In March 1999, the Company and Microsoft Corporation ("Microsoft") entered into agreements under which the Company licensed technology and will provide services over a three-year period to Microsoft to develop and integrate multiple Windows CE-based applications for information appliance manufacturers that are developing products utilizing the Windows CE operating system. The agreements are expected to provide the Company with $20 million in revenues over three years. In November 1999, the Company moved dedicated resources to a new facility in Menlo Park, California to facilitate the anticipated growth of this solutions center.

         In April 1999, Spyglass acquired Navitel in a transaction accounted for as a pooling of interests. All financial information presented includes the accounts and results of operations of Navitel for all periods presented from its inception date, May 21, 1996.

         On September 20, 1999 the Company signed a definitive agreement to sell SurfWatch Software Inc. ("SurfWatch") to JSB Software Technologies, plc ("JSB"). The transaction was completed on November 4, 1999, and was effected through the sale of all the issued and outstanding capital stock of SurfWatch for consideration of $17 million cash and $12 million in JSB equity securities. This transaction resulted in a pre-tax gain of approximately $27 million.

         In the first quarter of the fiscal year ended September 30, 2000 the Company recorded a non-recurring restructuring charge consisting primarily of severance and related personnel costs associated with the organizational realignment of the Company's professional services group. This realignment was completed in November 1999 and resulted in a restructuring charge of approximately $860,000.



RESULTS OF OPERATIONS

The following table sets forth certain financial data as a percentage of total net revenues for the fiscal years ended September 30, 1999, 1998 and 1997.

                                                  PERCENTAGE OF TOTAL NET REVENUES
                                                FOR THE FISCAL YEARS ENDED SEPTEMBER 30,
                                                ----------------------------------------
                                                      1999         1998        1997
----------------------------------------------------------------------------------------
NET REVENUES:
   Internet technology                                45.6%        55.1%       69.2%
   Service                                            54.4         44.9        30.8
                                                     -----        -----       -----
      Total net revenues                             100.0        100.0       100.0

COST OF REVENUES:
   Internet technology                                 4.1          8.7         7.0
   Service                                            30.1         17.6        11.2
                                                     -----        -----       -----

      Total cost of revenues                          34.2         26.3        18.2
                                                     -----        -----       -----

Gross profit                                          65.8         73.7        81.8

OPERATING EXPENSES AND OTHER:
   Sales and marketing                                27.8         43.0        59.5
   Research and development                           26.9         50.4       126.1
   General and administrative                         21.3         31.3        59.9
   Restructuring charge                                --           --          6.8
   One-time acquisition costs                          0.9          2.3        --
                                                     -----        -----       -----
      Total operating expenses and other              76.9        127.0       252.3

Loss from operations                                 (11.1)       (53.3)     (170.5)
Other income, net                                      4.7          5.9        11.5
                                                     -----        -----       -----

Loss before income taxes                              (6.4)       (47.4)     (159.0)
Income tax benefit                                     --           --         --
                                                     -----        -----       -----
Net loss                                              (6.4)%      (47.4)%    (159.0)%
                                                     =====        =====      ======


FISCAL YEAR ENDED SEPTEMBER 30, 1999 COMPARED WITH FISCAL YEAR ENDED SEPTEMBER 30, 1998

         Internet technology revenues for the year ended September 30, 1999 increased $1,832,000, or 16%, to $13,493,000 compared to $11,661,000 for the year ended September 30, 1998. The increase was largely attributable to a $2,632,000 increase in SurfWatch license revenue which included a $2,000,000 fee paid by JSB to license Spyglass' patented Internet filtering system. The remaining $632,000 increase in SurfWatch revenues, coupled with increases in license revenues from device manufacturers was more than offset by a decline in revenues from licensing of desktop software applications, in addition to software acquired in the AllPen acquisition that is no longer marketed. Internet technology revenues to be derived from subsequent royalties under a contract will be realized as customers commercially deploy information appliances utilizing the Company's technology and the royalty revenue stream commences. The Company expects Internet technology revenues to increase during fiscal 2000, as compared to fiscal 1999 Internet technology revenues excluding SurfWatch revenues.

         Service revenues, which include both professional services revenues and revenues from customer support agreements, increased $6,609,000, or 70%, to $16,117,000 for the year ended September 30, 1999 compared to $9,508,000 for the year ended September 30, 1998. This increase was due to management's focus on building an integrated development and service organization that provides customized solutions to its customers within the ITV and MD markets. The October 1998 agreement with GI is expected to provide at least $17,100,000 in professional services revenue over the next two years. Additionally, the April 1999 agreement with Microsoft is expected to provide approximately $15,800,000 in professional services revenues over the next two and a half years. As a result, the Company expects service revenues during fiscal 2000 to increase both in absolute dollars and as a percentage of total net revenues over fiscal 1999.

         Gross profit, as a percentage of revenues, was 65.8% for the year ended September 30, 1999 compared to 73.7% for the year ended September 30, 1998. This reduction was primarily a result of higher service revenues as a percentage of total net revenues, and a decline in gross margins from service revenues from 60.9% in fiscal 1998 to 44.7% in fiscal 1999. The Company expects gross profit, as a percentage of revenues, to decline slightly throughout fiscal 2000 as services revenues continue to increase as a percentage of total net revenues. That margin decline is expected to be partially offset by improved gross margins from Internet technology revenues as royalty costs associated with third-party software are expected to decline.

         Sales and marketing expenses for the year ended September 30, 1999 decreased $883,000, or 10%, to $8,218,000 from $9,101,000 for the year ended
September 30, 1998, and decreased as a percentage of revenues to 27.8% from 43.0%. Factors contributing to this decrease were $457,000 in reduced compensation and related personnel expenses resulting from a reduction of sales and marketing staff, and a reduction in compensation expense related to amortization of restricted stock issued to certain officers of the Company. Additionally, the Company decreased its fiscal 1999 marketing program expenditures by $452,000 as programs were streamlined to shift focus from the broader information appliance market, to primarily the ITV and MD markets. The Company expects sales and marketing expenses for fiscal 2000 to increase in absolute dollars but decrease as a percentage of revenue, as compared to fiscal 1999.

         Research and development expenses for the year ended September 30, 1999 decreased $2,700,000, or 25%, to $7,970,000 compared to $10,670,000 for the year ended September 30, 1998, and decreased as a percentage of revenues to 26.9% from 50.4%. The decrease in research and development expenses was due primarily to a decrease in compensation and related personnel expenses of $3,098,000 as a result of the increased utilization of development engineers in a professional services role, as reflected by the increase in cost of service revenues. This decrease was partially offset by increased expenditures of $423,000, related primarily to an increased allocation of shared information system costs. The Company believes that its direct investment in research and development is sufficient when combined with its retained ownership in the engineering developments of its professional service engineers. As a result of the changes noted above, the Company expects its research and development expenses in fiscal 2000 to decrease both in dollars and as a percentage of revenues, as compared to fiscal 1999.

         General and administrative expenses decreased $313,000, or 5%, to $6,313,000 for the year ended September 30, 1999 from $6,626,000 for the year ended September 30, 1998, and decreased as a percentage of revenues to 21.3% from 31.3%. The decrease was a result of a $103,000 reduction in compensation and related personnel expenses, and a $526,000 reduction in facility costs as well as increased allocation of information system costs to other departments within Spyglass. These decreases were partially offset by increased legal expenses of $447,000 primarily related to pending shareholder and patent litigation. The Company expects general and administrative costs to remain constant in absolute dollars, but decline as a percentage of revenues, in fiscal 2000 as compared to fiscal 1999.

         In connection with the acquisition of Navitel on April 16, 1999, the Company recorded a charge to operating expenses of $259,000, or $0.02 per share, for direct acquisition related costs. In connection with the acquisition of AllPen in November 1997, the Company recorded a charge to operating expenses of

$496,000 or $0.03 per share, for direct acquisition related costs. In both cases, these costs consisted primarily of professional fees.

         The Company recorded no income tax benefit for fiscal years 1999 and 1998. This reflects a decision by the Company not to recognize income tax benefits associated with the Company's operating losses generated during such years. The Company believes that it is appropriate to defer recognition of potential tax benefits until such time as its return to profitability can provide assurances that these tax benefits will be realized.

FISCAL YEAR ENDED SEPTEMBER 30, 1998 COMPARED WITH FISCAL YEAR ENDED SEPTEMBER 30, 1997

         Internet technology revenues for the year ended September 30, 1998 increased $2,467,000, or 27%, to $11,661,000 compared to $9,194,000 for the year ended September 30, 1997. This growth was due primarily to an increase in licensing revenues from information appliance manufacturers. Internet technology revenues from vendors of desktop software applications, excluding SurfWatch revenues, decreased $3,986,000 while revenues from information appliance manufacturers increased $5,752,000.

         Service revenues, which include both professional services revenues and revenues from customer support agreements, increased $5,407,000, or 132%, to $9,508,000 for the year ended September 30, 1998 compared to $4,101,000 for the year ended September 30, 1997. This increase was due to management's focus on building an integrated development and service organization that provides customized solutions to its customers within the information appliance market. This resulted in an increase in the number and dollar value of professional services agreements.

         Gross profit, as a percentage of revenues, was 73.7% for the year ended September 30, 1998 compared to 81.7% for the year ended September 30, 1997. This reduction was partially a result of a change in the revenue mix, as total net revenue consisted of a higher percentage of lower margin professional services revenues, and a reduction in Internet technology margins related to increased product royalty costs.

         Sales and marketing expenses for the year ended September 30, 1998 increased $1,190,000, or 15%, to $9,101,000 from $7,911,000 for the year ended
September 30, 1997, but decreased as a percentage of revenues to 43.0% from 59.5%. Factors contributing to this increase were $791,000 in additional compensation and related personnel expenses incurred as a result of the addition of sales and marketing staff, primarily in international locations as well as at the Company's SurfWatch business unit, and compensation expense related to amortization of restricted stock issued to certain officers of the Company. Additionally, the Company increased its fiscal 1998 marketing program expenditures by $425,000 in its efforts to promote its solutions to customers in the information appliance market, and to increase customer and industry awareness of its SurfWatch products. These increases were partially offset by a decrease in travel and travel-related expenses of approximately $175,000 primarily due to decreases in trade show expenses resulting from the shift in focus from the desktop market to the information appliance market.

         Research and development expenses for the year ended September 30, 1998 decreased $6,098,000, or 36%, to $10,670,000 compared to $16,768,000 for the year ended September 30, 1997, and decreased as a percentage of revenues to 50.4% from 126.1%. The decrease in research and development costs was due primarily to a decrease in compensation and related personnel expenses of $2,571,000 as a result of the increased utilization of development engineers in a professional services role, as reflected by the increase in cost of service revenues. Additionally, consulting expense decreased by $1,183,000 primarily due to the reduction in the use of outside consultants by Navitel due to the hiring of full-time personnel by Navitel.

Navitel received $1,606,000 and $250,000 from Microsoft during fiscal 1998 and 1997, respectively, as funding for research and development expenses which was netted against research and development expenditures.

         General and administrative expenses decreased $1,339,000, or 17%, to $6,626,000 for the year ended September 30, 1998 from $7,965,000 for the year ended September 30, 1997 and decreased as a percentage of revenues to 31.3% from 59.9%. The decrease was a result of a $720,000 reduction in bad debt expense, a combined $541,000 reduction in conference, travel and meeting expenses, and a $499,000 decrease in consulting expense. This decrease was partially offset by an increase in compensation and related personnel expenses of $580,000 due primarily to the issuance of restricted stock to officers of the Company.

         On March 10, 1997, the Company consolidated its Champaign, Illinois development operations with its Naperville, Illinois and Cambridge, Massachusetts operations. This consolidation reflected the Company's evolution from its desktop focus to the information appliance market and the realignment of its product development activities with the needs of this market. As a result, a restructuring charge of $900,000 was recorded in the second quarter of fiscal 1997, consisting primarily of severance and related personnel costs of $730,000 and lease cancellation and other exit costs of $170,000. Included in the charge for personnel costs was $100,000 of compensation expense related to the acceleration of the exercisability of certain stock options. The decrease in facility costs related to the closing of the Champaign facility has been offset by expansion within existing facilities as well as expansion into new facilities.

         In connection with the acquisition of AllPen in November 1997, the Company recorded a charge to operating expenses of $496,000 or $0.03 per share for direct acquisition related costs consisting primarily of professional fees.

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

LIQUIDITY AND CAPITAL RESOURCES

         As of September 30, 1999, the Company had no debt and had cash, cash equivalents, and short-term investments of $29,348,000 and working capital of $35,199,000. The Company's operating activities used cash of $2,454,000, $9,194,000 and $7,791,000 for the fiscal years ended September 30, 1999, 1998 and 1997, respectively.

         The Company's operating cash flow for fiscal 1997 was impacted by the $7,500,000 in cash received from Microsoft during the quarter ended March 31, 1997 in connection with the amendment to the Company's license arrangement with Microsoft as discussed in the Overview section. In addition, $1,606,000 and $250,000 in cash was received by Navitel from Microsoft during fiscal 1998 and 1997, respectively, for research and development expenses.

         In November 1999, the Company received $17,000,000 in cash and $12,000,000 in JSB securities for the sale to JSB of all the issued and outstanding capital stock of SurfWatch. In October 1998, the Company received $7,392,000 in cash from GI for the purchase by GI of 700,000 shares of the Company's common stock.

         The Company's current net accounts and unbilled accounts receivables increased to $9,630,000 at September 30, 1999 from $5,606,000 at September 30, 1998. This increase was primarily due to an increase in revenues for the fourth quarter of fiscal 1999 as compared to the fourth quarter of fiscal 1998.

         The Company's capital expenditures totaled $2,020,000, $656,000 and $3,524,000 for the fiscal years ended September 30, 1999, 1998 and 1997, respectively. These consisted primarily of computer hardware and software, office furniture, and leasehold improvements for new employees and for the new solutions center in Lexington, Massachusetts. The Company had no material commitments for capital expenditures at September 30, 1999.

          The Company believes that its current cash and cash equivalents, as well as anticipated cash flow from operations, will be sufficient to finance the Company's cash flow requirements through at least fiscal 2000.

FUTURE OPERATING RESULTS

         This Annual Report contains a number of forward-looking statements. Any statements contained herein (including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans" and similar expressions) that relate to future events or conditions should be considered forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below.

         During fiscal 1997, the Company announced a new strategic focus on the information appliance market. The Company has been focused on the development, marketing and distribution of its technologies and services to the broader information appliance market, and since May 1999, has increased its focus on the ITV and MD markets. Because this is a relatively new and undeveloped market, there can be no assurance as to the extent of the demand for the Company's products and services or the extent to which the Company will be successful in penetrating this market.

         The Company derived 22.4% and 39.5% of its revenues for the fiscal years ended September 30, 1999 and September 30, 1997, respectively from Microsoft Corporation. Sales to GI represented 11.6 % of the Company's revenues for the fiscal year ended September 30, 1999, and sales to Motorola Corporation represented 14.5% of revenues for the fiscal year ended September 30, 1998. As the information appliance market develops, the Company expects to continue to derive a significant portion of its revenues from a relatively limited number of customers. Although the Company expects that its reliance on any particular customer will decline as the information appliance market develops and its customer base expands, the failure of the Company to enter into a sufficient number of licensing agreements or sustain revenues from major customers during a particular period could have a material adverse effect on the Company's future operating results.

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

         The market for Internet technologies and services is extremely competitive, and competition is likely to increase in the future. The Company currently faces competition from other Internet information appliance technology vendors and service providers such as BSQUARE, Liberate, Microsoft, OpenTV, Oracle, Phone.com, Sun Microsystems, on-line service companies, Internet access providers and networking software companies. Additionally, the Company considers a significant source of competition for its Internet solutions to be the prospect company's internal resources.

         The Company has provided its solutions to content providers, service operators and device manufacturers within the cable and satellite television, wireless, telecommunications, office equipment, automotive and industrial control markets who then deploy products and/or services within these markets. The success of the Company is therefore dependent in large part on the performance of its customers and the market acceptance of its customers' products and services, which is outside of the Company's control.

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

         The Company's quarterly operating results have varied and they may continue to vary significantly depending on factors such as the timing of significant license or service agreements, the terms of the Company's licensing and service arrangements with its customers and the timing of new product introductions and upgrades by the Company and its competitors. The Company typically structures its license agreements with customers to require commitments for a minimum number of licenses, and license revenues are recognized as the committed licenses are purchased. Additional revenues from a customer will not be earned unless and until the initial committed levels are exceeded. The Company's revenues in any quarter will depend in significant part on its ability to license technologies and provide services to new customers in that quarter and the timing of product or service deployment by its customers. The Company typically structures its professional services agreements with customers to recognize revenue on the percentage of completion method of accounting. The Company's expense levels are based in part on expectations of future revenue levels and are difficult to adjust in the short term. Any shortfall in expected revenue could therefore have a disproportionate adverse effect on the Company's operating results in any given period.

IMPACT OF YEAR 2000

         The "Year 2000" issue refers to the problem of certain computer programs using abbreviated years with two digits and thus being unable to distinguish, for example, whether the year "00" means 1900 or 2000 which may lead to such software failing to operate or operating with erroneous results.

The Company has assembled a cross-department task force to address the Year 2000 issue. The task force has been addressing Spyglass products, third-party software and products used by the Company and software utilized by third parties that perform services for the Company.

As it relates to Spyglass products, the task force has substantially completed the testing phase of its overall plan. As a result of this phase, the Company has determined that all Spyglass products and technologies currently marketed and sold are Year 2000 compliant. Spyglass defines Year 2000 compliance as it relates to Spyglass products only and Spyglass compliance testing is limited to Spyglass products only. Spyglass emphasizes that for a system to be Year 2000 compliant, all interdependent products which comprise the system must be compliant, including hardware, operating systems and application software. Older versions of certain Spyglass products and technologies currently available can be made Year 2000 compliant with the proper patch upgrade. Despite Spyglass' assessment and testing, known or unknown errors or defects in Spyglass' products could result in delay or loss of revenue, diversion of development resources, increased service and warranty costs or damage to Spyglass' reputation, any of which could materially adversely affect Spyglass' results of operations or financial condition.

In addition to Spyglass products, the task force has investigated other associated Year 2000 issues such as ensuring that third-party software used internally and other products and services supplied to Spyglass are Year 2000 compliant. This investigation included, but was not limited to, review of vendor and related Web sites and direct confirmation with significant vendors. The majority of Spyglass' computer programs have been purchased and implemented over the last three years. As a result, most of these programs were Year 2000 compliant when purchased or have since been upgraded with Year 2000 compliant software upgrades. In the event third-party internally used systems are not Year 2000 compliant, the Company's ability to process vendor transactions and perform certain other functions could be impaired. Additionally, Spyglass has no legacy (mainframe) systems, which are the source of much of the current concern regarding Year 2000 compliance. During the assessment phase of its overall plan, the Company received direct confirmation that all material internally used systems will operate in the year 2000.


Spyglass' approach to ensuring compliance on the hardware, operating systems, and applications used internally is to define a standard revision for each system component. These definitions have been created as a benchmark for compliance testing. Spyglass information systems personnel have been and will be applying this checklist to each inventoried system and, if necessary, will perform appropriate upgrades. All critical systems have been tested live to ensure compliance. All systems not defined as critical will have been verified by a random sampling of live tests prior to the end of the calendar year. Equipment and software for which Year 2000 compliance information is unavailable or not guaranteed by vendors will be retired and replaced.

Several pieces of non-compliant network hardware have been decommissioned and replaced by upgraded Year 2000 compliant platforms. According to the equipment vendors' Year 2000 certifications, the remaining Spyglass network hardware and software systems are in compliance.

A large portion of Spyglass' Year 2000 compliance efforts has focused on our internal enterprise applications which affect many of Spyglass' business processes. Established core product and customization upgrades were completed for the Company's two key internal systems during the quarter ended September 30, 1999, which brought them into compliance.

Spyglass does not currently have reliable information with regard to Year 2000 compliance of its customers. As is the case with all similarly situated companies, Spyglass' results of operations could be materially impacted if its customers encounter Year 2000 issues unrelated to Spyglass products and services. In such a scenario, it is reasonably likely that these customers would channel resources into products and activities unrelated to products that utilize Spyglass technologies and/or services, potentially limiting Spyglass' future revenues from these customers.

The Company does not currently have a contingency plan in the event that Spyglass products or third-party products and services incur Year 2000 problems. Such a plan will be devised if and when it has been determined that overall Year 2000 compliance is in question.

As of September 30, 1999, the majority of Year 2000 compliance costs incurred by the Company have been the value of the time, based on standard hourly rates for employees, spent by the task force, which approximates $116,000. In addition, the Company has spent approximately $25,000 for external consultants. The use of external consultants is expected to remain minimal. The Company estimates it will incur approximately $65,000 in future expenses to ensure systems will function properly with respect to dates in the year 2000. These expenses are not expected to have a material impact on the financial position, cash flow or results of operations of the Company.

The costs and scope of the Company's Year 2000 compliance efforts are based on management's best estimates which utilize numerous assumptions of future events. However, there can be no guarantee that these estimates and assumptions will be realized. Furthermore, the actual impact of the Year 2000 issue could materially differ from that anticipated.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company exports products to diverse geographic areas. Substantially all foreign sales, however, are transacted in U.S. dollars and therefore the Company is not exposed to significant foreign currency market risk. Additionally, the Company does not believe it has any material market risk exposures with regard to foreign derivatives or other financial instruments.

                                 SPYGLASS, INC.
                      Consolidated Statements of Operations


                                                  YEARS ENDED SEPTEMBER 30,
(In thousands, except per share amounts)        1999        1998        1997
--------------------------------------------------------------------------------
Net revenues:
    Internet technology                       $ 13,493    $ 11,661    $ 17,194
    Service                                     16,117       9,508       4,101
                                              --------    --------    --------
       Total net revenues                       29,610      21,169      21,295

Cost of revenues:
    Internet technology                          1,220       1,843       1,535
    Service                                      8,909       3,716       1,493
                                              --------    --------    --------
       Total cost of revenues                   10,129       5,559       3,028
                                              --------    --------    --------

Gross profit                                    19,481      15,610      18,267

Operating expenses and other:
    Sales and marketing                          8,218       9,101       8,311
    Research and development, net of
       funding received of $1,606 and $250
       in 1998 and 1997, respectively            7,970      10,670      16,768
    General and administrative                   6,313       6,626       7,965
    Restructuring charge                          --          --           900
    One-time acquisition costs                     259         496        --
                                              --------    --------    --------
       Total operating expenses and other       22,760      26,893      33,944

Loss from operations                            (3,279)    (11,283)    (15,677)

Other income, net                                1,382       1,251       1,526
                                              --------    --------    --------

Loss before income taxes                        (1,897)    (10,032)    (14,151)
Income tax benefit                                --          --          --
                                              --------    --------    --------

Net loss                                      $ (1,897)   $(10,032)   $(14,151)
                                              ========    ========    ========


Net loss per common share-basic and diluted   $  (0.12)   $  (0.69)   $  (1.07)

Weighted average number of common
    shares outstanding-basic and diluted        16,029      14,543      13,238
                                              ========    ========    ========


         See accompanying Notes to the Consolidated Financial Statements

                                 SPYGLASS, INC.
                           Consolidated Balance Sheets


                                                                                SEPTEMBER 30,
(In thousands, except share amounts)                                           1999        1998
-----------------------------------------------------------------------------------------------
                                     ASSETS

Current assets:
    Cash and cash equivalents                                              $ 18,613    $ 22,706
    Short-term investments                                                   10,735        --
    Accounts receivable, net of allowance for
       doubtful accounts of $494 and $429, respectively                       8,731       4,704
    Unbilled accounts receivable                                                899         902
    Prepaid expenses and other current assets                                 2,420       2,489
                                                                           --------    --------
       Total current assets                                                  41,398      30,801

Properties and equipment, net                                                 3,897       3,888
Other assets                                                                    478         291
                                                                           --------    --------
       TOTAL ASSETS                                                        $ 45,773    $ 34,980
                                                                           ========    ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable                                                       $  2,396    $  1,678
    Royalties payable                                                           397         541
    Deferred revenues                                                         1,477         861
    Accrued compensation and related benefits                                 1,680       1,624
    Accrued expenses and other liabilities                                      249         419
                                                                           --------    --------
       Total current liabilities                                              6,199       5,123

Long-term deferred revenues                                                     326          50
                                                                           --------    --------

       Total liabilities                                                      6,525       5,173
                                                                           --------    --------

Stockholders' equity:
    Preferred stock, $.01 par value, 2,000,000 shares authorized,
       none issued                                                             --          --
    Common stock, $.01 par value, 50,000,000 shares authorized,
       16,581,731 and 15,083,239 shares issued and 16,504,517
       and 15,073,525 shares outstanding, respectively                          165         150
    Additional paid-in capital                                               62,221      50,546
    Accumulated deficit                                                     (22,194)    (20,297)
    Treasury stock at cost, 77,214 and 9,714 shares, respectively               (56)        (55)
    Unamortized value of restricted stock issued                               (888)       (537)
                                                                           --------    --------
       Total stockholders' equity                                            39,248      29,807
                                                                           --------    --------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $ 45,773    $ 34,980
                                                                           ========    ========


         See accompanying Notes to the Consolidated Financial Statements

                                 SPYGLASS, INC.
           Consolidated Statements of Changes in Stockholders' Equity


                                                                                     ADDITIONAL
                                                       COMMON STOCK                   PAID-IN      ACCUMULATED
(In thousands, except share amounts)                     SHARES        AMOUNT         CAPITAL        DEFICIT
--------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1996                          12,968,065    $       129    $    39,340    $     3,924

   Exercise of stock options                              497,882              5            731
   Exercise of employee stock purchase plan
    stock options                                          45,396              1            362
   Issuance of incentive stock options                                                       80
   Conversion of preferred stock into
    common stock                                                                          5,509
   Accelerated vesting of options                                                           232
   Net loss                                                                                            (14,151)
                                                       ----------    -----------    -----------    -----------
BALANCE AT SEPTEMBER 30, 1997                          13,511,343            135         46,254        (10,227)

   Adjustment for acquisition accounted
    for as a pooling of interests                         639,246              6            204            (38)
   Exercise of stock options                              658,327              6          1,519
   Exercise of employee stock purchase
    plan stock options                                     74,323              1            391
   Issuance of restricted stock                           200,000              2          1,011
   Amortization of deferred compensation
    relating to issuance of restricted stock
   Purchase of treasury stock
   Conversion of preferred stock into
    common stock                                                                          1,152
   Accelerated vesting of options                                                            15
   Net loss                                                                                            (10,032)
                                                       ----------    -----------    -----------    -----------
BALANCE AT SEPTEMBER 30, 1998                          15,083,239            150         50,546        (20,297)


   Sale of common stock to
    General Instrument                                    700,000              7          7,385
   Exercise of stock options                              656,913              7          3,240
   Exercise of employee stock
    purchase plan stock options                            47,979           --              467
   Issuance of restricted stock                            93,600              1          1,020
   Repurchase of restricted stock                                                          (437)
   Amortization of deferred compensation
    relating to issuance of restricted stock
   Net loss                                                                                             (1,897)
                                                       ----------    -----------    -----------    -----------
BALANCE AT SEPTEMBER 30, 1999                          16,581,731    $       165    $    62,221    $   (22,194)
                                                       ==========    ===========    ===========    ===========


                                                             TREASURY               UNAMORTIZED
                                                           COMMON STOCK              VALUE OF
                                                       -----------------------      RESTRICTED
(In thousands, except share amounts)                     SHARES        AMOUNT       STOCK ISSUED
------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1996                                  --     $  --         $        --

   Exercise of stock options
   Exercise of employee stock purchase plan
    stock options
   Issuance of incentive stock options
   Conversion of preferred stock into
    common stock
   Accelerated vesting of options
   Net loss
                                                       ----------    -----------      -----------

BALANCE AT SEPTEMBER 30, 1997                                  --        --                    --

   Adjustment for acquisition accounted
    for as a pooling of interests
   Exercise of stock options
   Exercise of employee stock purchase
    plan stock options
   Issuance of restricted stock                                                            (1,011)
   Amortization of deferred compensation
    relating to issuance of restricted stock
   Purchase of treasury stock                               9,714            (55)             474
   Conversion of preferred stock into
    common stock
   Accelerated vesting of options
   Net loss
                                                       ----------    -----------       ----------
BALANCE AT SEPTEMBER 30, 1998                               9,714            (55)            (537)

   Sale of common stock to
    General Instrument
   Exercise of stock options
   Exercise of employee stock
    purchase plan stock options
   Issuance of restricted stock                                                            (1,020)
   Repurchase of restricted stock                          67,500             (1)             437
   Amortization of deferred compensation
    relating to issuance of restricted stock                                                  232
   Net loss
                                                       ----------    -----------       ----------
BALANCE AT SEPTEMBER 30, 1999                              77,214         $  (56)     $      (888)
                                                       ==========    ===========      ===========

         See accompanying Notes to the Consolidated Financial Statements

                                 SPYGLASS, INC.
                      Consolidated Statements of Cash Flows


                                                                FOR THE YEARS ENDED SEPTEMBER 30,
(In thousands)                                                   1999        1998        1997
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                    $ (1,897)   $(10,032)   $(14,151)
   Adjustments to reconcile net loss to net cash
         used in operating activities:
     Depreciation                                                 1,982       2,097       1,752
     Amortization                                                   869       1,315         157
       Loss on disposal of fixed assets                              19          15          99
     Issuance of warrants to purchase common stock
      in exchange for non-cash common stock                        --            42        --
     Amortization of deferred compensation related
      to issuance of restricted stock                               232         474        --
     Bad debt provision                                             308         309       1,029
     Stock option compensation                                     --           113         312
   Changes in operating assets and liabilities:
     Accounts and long-term receivables                          (4,285)       (783)      3,155
     Unbilled accounts receivable                                     3        (902)       --
     Prepaid expenses, other current assets and other assets     (1,037)        (54)     (1,015)
     Accounts payable                                               718        (368)        474
     Royalties payable                                             (144)        196        (358)
     Deferred revenues                                              892        (819)       (307)
     Accrued compensation and related benefits                       56        (993)        955
     Research and development funding advance                      --           144        --
     Accrued expenses and other liabilities                        (170)         52         107
                                                               --------    --------    --------
     Net cash used in operating activities                       (2,454)     (9,194)     (7,791)
                                                               --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:

   Cash acquired in business combination                           --           574        --
   Short-term investments, net activity                         (10,735)      4,929      12,664
   Net proceeds from sale of fixed assets                            10          82          32
   Capital expenditures                                          (2,020)       (656)     (3,524)
                                                               --------    --------    --------

     Net cash provided by (used in) investing activities        (12,745)      4,929       9,172
                                                               --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:

   Proceeds from exercise of stock options                        3,714       1,917       1,099
   Proceeds from issuance of preferred stock                       --         1,000       3,000
   Proceeds from issuance of common stock                             1          12        --
   Proceeds from issuance of convertible notes payable             --          --         2,009
   Sale of common stock to General Instrument                     7,392        --          --
   Purchase of treasury stock                                        (1)        (55)       --
                                                               --------    --------    --------
     Net cash provided by financing activities                   11,106       2,874       6,108
                                                               --------    --------    --------

Net increase (decrease) in cash and cash equivalents             (4,093)     (1,391)      7,489

Cash and cash equivalents at beginning of period                 22,706      24,097      16,608
                                                               --------    --------    --------

Cash and cash equivalents at end of period                     $ 18,613    $ 22,706    $ 24,097
                                                               ========    ========    ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid for income taxes                                $   --      $      6    $     28



      See accompanying Notes to the Consolidated Financial Statements

                                 SPYGLASS, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations
Spyglass, Inc. ("Spyglass" or the "Company ") develops, markets and distributes Internet client and server technologies designed to be incorporated into a variety of Internet-based products, including but not limited to wireless phones, Internet screen phones, televisions, television set-top boxes, office equipment, network computers and Internet access services. The Company's technology offerings include Spyglass Device Mosaic, Spyglass Prism, Nokia's WAP Microbrowser, Spyglass MicroServer, Spyglass Device Mail, Spyglass Thin GUI Library and SurfWatch products. These technologies are used to bring Internet functionality to customer's products and services. The Company also offers Internet consulting and custom engineering services through its professional services organization.

On November 4, 1999, the Company sold SurfWatch Software, Inc.("Surfwatch") to JSB Software Technologies, plc ("JSB") for cash and securities in JSB. See Note 14.

On April 16, 1999, the Company acquired Navitel Communications, Inc. ("Navitel") in a transaction accounted for as a pooling of interests. Navitel, located in Menlo Park, California, is engaged in the business of Internet telephony and software development focused on Internet technology for information appliances. This transaction was effected through the exchange of 1,148,520 shares of common stock of Spyglass for all of the issued and outstanding shares of Navitel. As a result, all financial information includes the accounts and results of operations of Navitel for all periods presented from its inception date, May 21, 1996.

There were no intercompany transactions between the Company and Navitel prior to the merger and there were no significant accounting reclassifications required to conform the financial reporting of the two companies. The following information shows revenue and net income of the separate companies during the periods preceding the combination (in thousands):



UNAUDITED
                     SIX MONTHS ENDED   FOR THE FISCAL YEARS ENDED SEPTEMBER 30,
                      MARCH 31, 1999         1998                   1997
                     ----------------   ---------------------------------------
Revenue:
Spyglass             $ 10,822                $ 20,494              $ 21,295
Navitel                 2,369                     675                  --
                     ------------------------------------------------------
                     $ 13,191                $ 21,169              $ 21,295
                     ========                ========              ========

Net income (loss):
Spyglass             $ (2,102)                 (8,016)               (9,735)
Navitel                   518                  (2,016)               (4,416)
                     ------------------------------------------------------
                     $ (1,584)               $(10,032)             $(14,151)
                     ========                ========              ========


In October 1998, General Instrument Corporation ("GI") acquired 700,000 shares of the Company's common stock for $7,392,000 and also acquired warrants to purchase an additional 700,000 shares. The warrants have exercise prices ranging from $13.20 to $14.78 per share (subject to adjustment in certain circumstances), and become exercisable on varying dates over a five-year period. In connection with this investment, the Company and GI entered into a three-year agreement under which the Company is developing and integrating new Internet cable services and technologies for GI's next generation digital set-top platforms. This work is being performed through a subsidiary of the Company, in which GI holds a 10% minority interest and which GI will have an option to purchase at fair market value under certain circumstances.

On November 14, 1997, the Company acquired AllPen Software ("AllPen") in a transaction accounted for as a pooling of interests. AllPen, located in Los Gatos, California, develops software solutions and technologies and provides professional services for the information appliance market. This transaction was effected through the exchange of 639,246 shares of common stock of Spyglass for all the issued and outstanding shares of AllPen. Because the effect of this transaction was considered immaterial, Spyglass' financial statements were not restated; instead, the Company's equity accounts were adjusted for the effect of the pooling. In connection with the acquisition of AllPen, the Company recorded a charge to operating expenses of $496,000 or $0.03 per share for direct acquisition related costs consisting primarily of professional fees.


Basis of Presentation
The consolidated financial statements include the accounts of the Company and each of its wholly-owned subsidiaries. The functional currency of the Company's wholly-owned foreign subsidiaries is the U.S. dollar. All intercompany transactions and balances between the companies have been eliminated in consolidation and certain prior year amounts have been reclassified to conform with the current year presentation. Furthermore, the consolidated financial statements have been prepared to reflect the retroactive effect of Spyglass' acquisition of Navitel, consummated in April 1999.


University of Illinois Agreement
The Spyglass Device Mosaic product was initially a commercial derivative version of NCSA Mosaic(TM). NCSA Mosaic was developed by the National Center for Supercomputing Applications at the University of Illinois at Urbana-Champaign. In May 1994, the Company and the University entered into an agreement which was subsequently amended (the "University Agreement") granting the Company the exclusive (subject to approximately 10 previously granted licenses), worldwide right to develop, distribute and sublicense commercial client browsers based on NCSA Mosaic. The University Agreement provided for royalties based on Spyglass' net revenues from Device Mosaic, and included cumulative minimum quarterly royalties. The University Agreement had an initial term of five years. In June 1999, the Company and the University amended this Agreement and the Company will no longer pay royalties for a license to the NCSA Mosaic product and will only pay the University a minimal royalty associated with the Company's use of the University's trademark "Mosaic(TM)." The University is no longer restricted from the commercial licensing of the NCSA Mosaic product.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
All highly liquid investments with original maturities of three months or less are considered cash equivalents.

Investments
Investments with original maturities between three and twelve months are considered short-term investments. Short-term investments consist of debt securities such as commercial paper, time deposits, certificates of deposit, bankers' acceptances, and marketable direct obligations of the U.S.Treasury.

Other Assets
The Company licenses certain technologies from third parties and records prepaid royalty costs associated with these licenses. These prepaid royalty costs are amortized as a percentage of revenues or over the expected period of use. It is the Company's policy to periodically review and evaluate whether the benefits associated with these prepaid royalties are expected to be realized and, therefore, deferral and amortization are appropriate. Approximately $162,000 and $857,000 of these prepaid royalties are included in prepaid expenses and other current assets and approximately $4,000 and $118,000 are included in other assets at September 30, 1999 and 1998, respectively.

Properties and Equipment
Properties and equipment are stated at cost less accumulated depreciation. Depreciation is determined for financial reporting purposes using the straight-line method over the estimated useful lives of the assets, which range from two to seven years. Depreciation for income tax reporting purposes is determined using accelerated depreciation methods.

Revenue Recognition
The Company recognizes revenues from software licensing arrangements in accordance with the provisions of Statement of Position ("SOP") 97-2, Software Revenue Recognition. Internet technology revenues are generally recognized after execution of a license agreement and delivery of the product, provided there are no remaining obligations relating to development, upgrades, new releases, or other future deliverables, and provided that the license fee is fixed or determinable, and collection of the fee is probable. For contracts entered into after October 1, 1998, the Company allocates revenue between the elements of the arrangements based on the vendor-specific objective evidence of the fair value of each of the elements. Service revenues are comprised of revenues from customer support and professional services agreements. Revenues from the sale of support agreements are recognized over the term of the agreement using the straight-line method and related costs are included in operating expenses under the sales and marketing classification. Revenues from professional services agreements are recognized on the percentage of completion method based on the hours incurred relative to total estimated hours for fixed bid contracts or based on the hours incurred multiplied by the hourly rate for time and material engagements. Related costs are reported as a cost of service revenues.

In December 1998, the American Institute of Certified Public Accountants issued SOP 98-9, "Modifications of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions." SOP 98-9 amends SOP 98-4 to extend the deferral of the application of some passages provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company believes the adoption of SOP 98-9 will not have a material effect on its results of operations or financial condition.

Research and Development
Research and development costs are expensed as incurred. During fiscal 1998 and 1997, Navitel received payments from Microsoft of $1,606,000 and $250,000, respectively, for funding of software development for an Internet screen phone product. Research and development expense in these years has been recorded net of these payments.

Advertising Costs
The Company expenses advertising costs as incurred. Advertising expense was $346,000, $758,000, and $386,000 for the years ended September 30, 1999, 1998, and 1997, respectively.

Accounting for Stock-Based Compensation
The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, if the Company's stock option plans are considered fixed plans, no compensation expense is recognized if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. If the option grants are not fixed at an amount at least equal to fair market value, the Company recognizes compensation expense based on the intrinsic value on the measurement date. The Company has included the disclosure provision of Statement of Financial Accounting Standard ("SFAS") No. 123, Accounting for Stock-Based Compensation, which requires pro forma information regarding net income and earnings per share determined as if the Company had accounted for its employee stock options under the fair value method of that Statement.

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

Earnings per share-basic was calculated by dividing net income by the weighted average number of common shares outstanding during the period. Earnings per share-diluted was calculated by dividing net income by the sum of the weighted average number of common shares outstanding plus all common shares that would have been outstanding if potentially dilutive common shares had been issued. In years where the company incurs a net loss, the weighted average number of common shares outstanding, basic and diluted, will be the same. Accordingly, the weighted average number of common shares outstanding used in the earnings per share calculations was 16,029,000 shares, 14,543,000 shares and 13,238,000 shares for the fiscal years ended September 30, 1999, 1998, and 1997, respectively.

Comprehensive Loss
The Company adopted SFAS No. 130, "Reporting Comprehensive Income", as of December 31, 1998. Under SFAS No. 130, the Company is required to display comprehensive income (loss) and its components as part of the financial statements. Other comprehensive income includes changes in equity that are excluded from net income (loss). Specifically, SFAS No. 130 requires unrealized holding gains and losses on available-for-sale securities to be included in accumulated and other comprehensive income. The Company has no material components of other comprehensive loss and, as a result, the comprehensive loss is the same as the net loss for all periods presented.

Segment Reporting
Effective October 1, 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 changes the way companies report selected segment information in annual financial statements and requires companies to report selected segment information in interim financial reports to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company operates solely in one segment, and therefore the adoption of this statement had no impact on the Company's financial statements.


NOTE 2.  CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The following is a summary of cash equivalents and short-term investments at amortized cost:


                                                                 SEPTEMBER 30,
(In thousands)                                               1999             1998
----------------------------------------------------------------------------------
         Commercial paper                                   $ 5,269        $16,680
         Money market                                        13,075          5,871
                                                            -------        -------
            Cash equivalents                                 18,344         22,551
         Cash                                                   269            155
                                                            -------        -------
         TOTAL CASH AND CASH EQUIVALENTS                    $18,613        $22,706
                                                            =======        =======

         Commercial paper                                   $10,735        $    --
                                                            -------        -------
         TOTAL SHORT-TERM INVESTMENTS                       $10,735        $    --
                                                            =======        =======


Since commercial paper is short-term in nature, changes in market interest rates would not have a significant impact on the fair value of these securities. These securities are carried at amortized cost which approximates fair value. It is the intent of the Company to hold these securities until maturity.

NOTE 3.  PROPERTIES AND EQUIPMENT

Properties and equipment and related accumulated depreciation were as follows:


                                                                              SEPTEMBER  30,
                                                                          -----------------------
(In thousands)                                                             1999           1998
-------------------------------------------------------------------------------------------------
              Computer equipment and software                             $ 6,667       $ 5,650
              Furniture, fixtures and office equipment                      2,361         2,070
              Leasehold improvements and other                              1,098           583
                                                                          -------       -------
                                                                           10,126         8,303
              Less: Accumulated depreciation                              (6,229)       (4,415)
                                                                          -------       -------

              PROPERTIES AND EQUIPMENT, NET                               $ 3,897       $ 3,888
                                                                          =======       =======

-------------------------------------------------------------------------------------------------


NOTE 4.   MICROSOFT AGREEMENTS

On January 21, 1997, the Company amended its license arrangement with Microsoft. This amendment converted Microsoft's existing license for the Spyglass Mosaic browser technology into a fully paid-up license in consideration of an additional $8,000,000 payment from Microsoft. This payment consisted of $7,500,000 in cash and $500,000 in software and product maintenance.

In July 1997, Navitel entered into a Joint Development and License Agreement ("July 1997 Agreement") with Microsoft in which Navitel agreed to jointly develop software applications for an Internet screen phone running on the Windows CE operating system. Navitel and Microsoft contributed intellectual property, development, management and marketing resources to the venture and maintained joint ownership interests in the Internet screen phone software applications as developed.

The July 1997 Agreement called for sharing of all licensing revenues received by either company related to the Internet screen phone software applications. It also required Microsoft to make minimum payments to Navitel of $1,000,000 per year for funding of the development efforts, notwithstanding any licensing revenues received. Neither company received any licensing revenue during fiscal 1998 or 1997. Navitel received $1,606,000 and $250,000 during fiscal 1998 and 1997, respectively, which was recorded as received as funding for research and development expenses and netted against research and development expenditures.

In February 1998, Navitel entered into an agreement to perform certain development services on behalf of Microsoft related to Windows CE and the Internet screen phone software applications for a third-party OEM. The Company agreed to perform these services for a fixed price of $750,000 which was recognized using the percentage of completion method. Development services related to this agreement were approximately 90% complete as of September 30, 1998. As such, Navitel recognized $675,000 of revenue from this agreement during fiscal 1998. The remaining $75,000 was recognized during fiscal 1999.

NOTE 5.  INCOME TAXES

The components of the provision for income taxes were as follows:


                                            FOR THE YEARS ENDED SEPTEMBER 30,
                                            ---------------------------------
(In thousands)                                  1999     1998     1997
----------------------------------------------------------------------------
              Current:
                 Federal                        $  --    $  --    $  --
                 Foreign                          213      121       94
                 State                             --       --       --
                                                -----    -----    -----
                    Total current                 213      121       94
                                                -----    -----    -----

              Deferred:
                 Federal                         (213)    (121)     (94)
                 State                             --       --       --
                                                -----    -----    -----
                    Total deferred               (213)    (121)     (94)
                                                -----    -----    -----

              PROVISION FOR INCOME TAXES        $  --    $   --   $  --
                                                =====    ======   =====


A reconciliation of income tax expense to the statutory federal income tax rate follows:


                                            FOR THE YEARS ENDED SEPTEMBER 30,
                                             1999         1998        1997
----------------------------------------------------------------------------
Federal income taxes at
   statutory rate                           34.0 %       34.0 %       34.0%

State income taxes, net
   of federal income tax benefit             4.8 %        4.8 %         4.8 %
Valuation allowance                        (38.8)%      (38.8)%       (38.8)%

EFFECTIVE TAX RATE                           0.0 %        0.0 %        0.0 %
                                            ====         ====         ====



Significant components of the Company's net deferred tax assets were as follows:


                                                                       SEPTEMBER 30,
                                                                  ---------------------
(In thousands)                                                      1999         1998
---------------------------------------------------------------------------------------
  DEFERRED TAX ASSETS:
  Accounts receivable                                             $    230    $    189
  Accrued expenses and other liabilities                               191         209
  Net operating loss carryforwards                                  15,774      12,157
  Research and development tax credit carryforwards                  2,440       2,275
  Foreign tax credit carryforwards                                     639         366
  Amortization of deferred compensation relating
     to issuance of restricted stock                                  --           184
  Alternative minimum tax credit carryforwards                          10          10
  Other                                                               --            85
                                                                  --------    --------
     Deferred tax assets                                            19,284      15,475
                                                                  --------    --------

  DEFERRED TAX LIABILITIES:
  Depreciation                                                         (47)        (14)
                                                                  --------    --------
     Deferred tax liabilities                                          (47)        (14)
                                                                  --------    --------

  Net deferred tax assets                                           19,237      15,461
  Deferred tax asset valuation allowance                           (19,237)    (15,461)
                                                                  --------    --------
  NET DEFERRED TAX ASSETS                                         $   --      $   --
                                                                  ========    ========



The Company changed from the cash to accrual basis for tax reporting purposes at the time of filing its 1997 tax return; as such, 1997 amounts included herein have been restated from the cash to accrual basis.

As of September 30, 1999, the Company had net operating loss carryforwards for income tax purposes of approximately $40,706,000 which expire in the years 2006-2019. Of this amount, $21,426,000 relates to tax deductions generated by the exercise of certain incentive stock options by employees which will be available to reduce future income tax liabilities by a total of $8,298,000. Of this tax benefit, $2,669,000 was credited to paid-in capital to offset deferred tax liabilities. The remaining $5,629,000 is available to offset future deferred tax liabilities as a credit to paid-in capital.

As of September 30, 1999, the Company had research and development credit carryforwards of approximately $2,440,000, which are available to offset future income tax liabilities and expire in the years 2006-2019.

Under the provisions of the Internal Revenue Code, certain substantial changes in Navitel's ownership may result in a limitation on the amount of net operating loss and tax credit carryforwards available annually to offset any future taxable income. The amount of this annual limitation is determined based upon Navitel's value prior to the ownership changes taking place.

The valuation allowance increased by $3,776,000 and $5,275,000 for the fiscal years ended September 30, 1999 and 1998, respectively, and relates primarily to increases in net operating loss carryforwards. The Company has established the valuation allowance to defer recognition of potential tax benefits until such time that operating results can provide assurance that these tax benefits will be recognized.


NOTE 6.  CONVERTIBLE PREFERRED STOCK

In July 1997, Navitel issued 7,935,571 shares of Series A, B, and C convertible preferred stock, $.001 par value per share, for $5,509,103. On May 27, 1998, Navitel issued 1,204,820 shares of Series C convertible preferred stock for $1,000,000. All convertible preferred stock was converted to shares of Spyglass common stock on April 16, 1999 in connection with the acquisition of Navitel by Spyglass, as discussed in Note 1.


NOTE 7.  COMMON STOCK PURCHASE WARRANTS

In connection with the settlement of disputes arising over services performed by certain vendors, Navitel issued to those vendors 33,500 and 200,000 warrants to purchase common stock at an exercise price of $0.08 on March 30, 1998 and June 11, 1998, respectively. Navitel recorded an expense related to the issuance of these warrants of $41,638 for the year ended September 30, 1998. Prior to the acquisition of Navitel by Spyglass, the holders of these common stock purchase warrants exercised their rights to purchase a combined 233,500 shares of Navitel's common stock, which were converted to Spyglass common stock in connection with the Navitel acquisition, as discussed in Note 1.

NOTE 8.  STOCK INCENTIVE PLANS

The Company has a 1995 Stock Incentive Plan ("1995 Incentive Plan") which replaced the Company's 1991 Stock Option Plan ("1991 Option Plan"), a 1995 Director Stock Option Plan ("1995 Director Option Plan"), and a 1991 Employee Stock Bonus Plan ("1991 Bonus Plan") which was terminated effective June 27, 1995, when the Company completed its initial public offering. Accordingly, options under the 1991 Option Plan and the 1991 Bonus Plan are not granted in years after 1995 but remain outstanding.

The above plans enable the Company to grant options to purchase common stock, to make awards of restricted common stock and to issue certain other equity-related securities of the Company to any full or part-time employees, officers, directors, consultants or independent contractors of the Company. Stock options entitle the optionee to purchase common stock from the Company for a specified exercise price during a period specified in the applicable option agreement. Restricted stock awards entitle the recipient to purchase common stock for a nominal amount from the Company under terms which provide for vesting over a period of time and a right of repurchase in favor of the Company of the unvested portion of the common stock subject to the award upon the termination of the recipient's employment or other relationship with the Company. The plans, except for the 1995 Director Option Plan, are administered by the Compensation Committee of the Board of Directors, which selects the persons to whom stock options and restricted stock awards are granted and determines the number of shares of common stock covered by the option or award, its exercise price or purchase price, its vesting schedule and, in the case of stock options, its expiration date.

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

The Company records as compensation expense the excess, if any, of the fair market value of the common stock at the date of option grant over the option exercise price. Any compensation expense is recognized ratably over the vesting period of the options. The Company recorded compensation expense of approximately $24,000, $112,000 and $312,000 for the years ended September 30, 1999, 1998 and 1997, respectively, relating to options granted with an exercise price below the estimated fair market value of the common stock and the acceleration of the vesting of stock options.

As a result of the acquisition of Navitel described in Note 1, the Company substituted options covering 100,883 shares of Spyglass common stock for options issued under the Navitel option plan and assumed the rights and obligations of Navitel with respect to such outstanding options. The terms of the Navitel option plan required accelerated vesting of up to 50% of the unvested options in the event of the sale or merger of Navitel with the remaining unvested options vesting over a period not to exceed one year from the closing date. As of September 30, 1999, there were options to purchase 72,055 shares outstanding, of which options for 63,897 shares were exercisable.

1995 STOCK INCENTIVE PLAN

The maximum number of shares of common stock which may be issued pursuant to the 1995 Incentive Plan is 4,250,000 shares, subject to certain anti-dilution adjustments. Options granted under the 1995 Incentive Plan generally become exercisable over four years, commencing on the one-year anniversary of the date of grant, and accumulate if not exercised. As of September 30, 1999, options to purchase approximately 681,000 shares are available for issuance.

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

Furthermore, the 1995 Incentive Plan provides for the granting of awards of restricted stock entitling recipients to purchase common stock from the Company under terms which provide for vesting over a period of time, as determined by the Board of Directors, and a right of repurchase in favor of the Company of the unvested portion of the common stock subject to the award upon the termination of the recipient's employment or other relationship with the Company. Awards of 293,600 shares of restricted stock, generally vesting over four years in equal annual installments commencing on the one-year anniversary of the date of grant, had been granted for a purchase price of $0.01 per share (and had a fair value range of $5.063 - $13.25 on the date of issue) under this plan as of September 30, 1999. As of September 30, 1999, 67,500 of such shares had been repurchased by the Company at a price of $.01 per share. Upon issuance of stock under the plan, unearned compensation equivalent to the excess of the market value at the date of grant over the purchase price is offset against stockholders' equity and subsequently amortized over the periods during which the restrictions lapse.

1995 DIRECTOR STOCK OPTION PLAN

Under the Company's 1995 Director Stock Option Plan, the maximum number of shares of common stock that may be issued is 200,000 shares, subject to certain anti-dilution adjustments. Each director initially elected to the Board of Directors, who is not otherwise an employee, is granted an option, on the date of initial election, to purchase 20,000 shares of common stock. Each such director is also granted, on the date of each Annual Meeting of Stockholders, an option to purchase 5,000 shares. Options become exercisable over four years, commencing on the one-year anniversary of the date of grant, and accumulate if not exercised. As of September 30, 1999, options for 95,000 shares were outstanding, of which 31,200 were exercisable.

1995 EMPLOYEE STOCK PURCHASE PLAN

Under the Company's 1995 Employee Stock Purchase Plan ("Stock Purchase Plan"), employees are granted the opportunity to purchase the Company's common stock. The first offering under the Plan commenced on August 16, 1995 and concluded February 15, 1996. Subsequent offerings begin on February 16 and August 16 of each year and conclude on August 15 and February 15, respectively. The price at which the employees may purchase the common stock is equal to 85% of the closing price of the Company's common stock on the Nasdaq National Market on the date the offering period commences or terminates, whichever is lower. A total of 600,000 shares of common stock have been reserved under this plan. In fiscal 1999, 1998 and 1997, 47,979 shares, 74,323 shares and 45,396 shares were issued under the Stock Purchase Plan, respectively. As of September 30, 1999, a total of 413,901 shares of common stock were reserved for future issuance.

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

A summary of activity under the plans is as follows:


                                                                                      SEPTEMBER 30,
                                               --------------------------------------------------------------------------------
                                                            1999                     1998                     1997
                                               --------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                             WEIGHTED                     WEIGHTED                    WEIGHTED
                                                             AVERAGE                      AVERAGE                     AVERAGE
                                                             EXERCISE                     EXERCISE                    EXERCISE
                                                 SHARES       PRICE          SHARES        PRICE        SHARES         PRICE
Outstanding, beginning of year                 2,508,540    $      5.27    2,107,061    $      5.49    2,128,801    $     8.40

Granted                                        1,642,260          10.05    1,922,396           3.95    1,339,488          9.38

Exercised                                       (797,051)          4.02     (883,481)          1.75     (497,882)         1.62


Forfeited                                       (488,945)          7.32     (637,436)          6.76     (863,346)        11.86
                                               ---------                   ---------                   ---------

Outstanding, end of year                       2,864,804    $      7.85    2,508,540    $      5.27    2,107,061    $     5.49
                                               =========                   =========                   =========


Weighted average remaining contractual life                        8.45                        8.54                       8.81

Options exercisable at year-end                                 753,697                     752,313                    633,766


Weighted average fair value of
   options granted during the year                          $      8.48                  $     4.93                 $    11.75

A summary of information on stock options outstanding as of September 30, 1999 follows:


Options Outstanding                                       Options Exercisable
-------------------------------------------------------   -----------------------------------------
                                         Weighted          Weighted                       Weighted
Range of                                 Average           Average                        Average
Exercise                Number           Remaining         Exercise         Number        Exercise
Prices               Outstanding      Contractual Life      Price        Exercisable       Price
---------------------------------------------------------------------------------------------------
   $0.08-$4.375        609,086              6.68             $2.7632        352,545       $1.7070

 $5.3125-$6.875        581,396              7.99             $6.1006        290,407       $6.2914

    $7.00-$9.25        518,941              8.93             $8.6628         72,397       $7.4328

 $9.50-$10.6875        480,381              8.93             $9.8228         32,748       $9.9914

$10.875-$11.375        357,500              9.77            $10.9240          5,600      $11.2500
 $12.875-$13.25        317,500              9.72            $13.0728          --           --
                     ---------                                              -------

   $0.08-$13.25      2,864,804              8.45             $7.8539        753,697       $4.4540
                     =========                                              =======



STOCK BASED COMPENSATION

Pro-forma information, as required by Statement of Financial Accounting Standards No. 123, is as follows:


FOR THE FISCAL YEARS ENDED SEPTEMBER 30,
(In thousands, except per share data)         1999          1998        1997
--------------------------------------------------------------------------------
Net loss as reported                       $(   1,897)   $(  10,032)  $(  14,151)
                                           ==========    ==========   ==========
Pro forma net loss                         $(   4,707)   $(  13,864)  $(  18,933)
                                           ==========    ==========   ==========


Net loss per share as reported             $(    0.12)   $(    0.69)  $(    1.07)
                                           ==========    ==========   ==========

Pro forma net loss per share               $(    0.29)   $(    0.95)  $(    1.43)
                                           ==========    ==========   ==========



In determining the fair value of the options, Spyglass used the Black-Scholes model and assumed a risk free interest rate of 5.78%, 4.23%, and 6.0% and an expected stock price volatility of 99.8%, 90.0%, and 70.2% for 1999, 1998, and 1997, respectively. Spyglass also assumed expected lives of the options ranging from five to six years and no dividends for all years. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, it requires the input of highly subjective assumptions, including the expected stock price volatility. Because Spyglass' options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the estimated valuations may not necessarily provide a reliable measure of the fair value of Spyglass' options.


In determining the fair value of the options and warrants, Navitel used the minimum value method with the following assumptions for grants during 1998 and 1997: no dividend yield or volatility; risk free interest rate of 4.23%, and 6.0%; and a weighted average expected option term of 5 years. Because changes in the subjective input assumptions can materially affect the fair value estimate, the estimated valuations may not necessarily provide a reliable measure of the fair value of Navitel's options.



NOTE 9.   STOCK OPTION EXCHANGE PROGRAM

The Company uses stock options as a significant element of the compensation of employees, in part because it believes options provide an incentive to employees to maximize shareholder value. Stock options also serve as a means of retaining employees. Because the market value of the Spyglass' common stock in early 1997 had fallen significantly below the exercise price of most outstanding options, the value of such stock options as a means of motivating and retaining employees had been significantly diminished. The Board of Directors concluded that Spyglass needed to restore the value of the existing stock options as a means of motivating and retaining employees in order to promote the successful implementation of the Company's growth strategies.

As a result, on April 8, 1997, the Board of Directors approved a stock option exchange program (the "Exchange Program"), pursuant to which full-time permanent employees holding stock options under Spyglass's 1995 Stock Incentive Plan were given the opportunity to exchange the unexercised portion of such options (the "Existing Options") for new options (the "New Options") on a basis of four shares of common stock for every five shares covered by the Existing Option and having an exercise price of $6.875 per share (the fair market value of the Company's common stock on such date). The New Options expire 10 years from the date of grant and have the same vesting schedule and other terms as the Existing Options cancelled in exchange therefor. Option holders who own more than 1% of Spyglass' outstanding common stock and Directors were excluded from the Exchange Program. Stock option disclosures in Note 8 have been adjusted to reflect options for approximately 235,000 shares which were forfeited as a result of the Exchange Program.

NOTE 10.  401(K) SAVINGS PLAN

The Company has a salary reduction 401(k) retirement savings plan (the "Plan") covering substantially all of the Company's employees. Participating Spyglass employees may contribute an amount up to 15% of their eligible compensation, subject to an annual limit. The Company, at the discretion of the Board of Directors, may make contributions to the Plan. Spyglass contributed $269,500, $273,200 and $269,000 to the Plan in fiscal 1999, 1998 and 1997, respectively.

NOTE 11. COMMITMENTS AND CONTINGENCIES

The Company leases office facilities under non-cancelable operating lease agreements and has sublease agreements expiring at various dates through fiscal 2005. At September 30, 1999, approximate future minimum lease commitments and receipts under these leases and subleases were as follows:

                         Minimum Lease    Sublease Receipts
   (In thousands)         Commitments
                         -------------    -----------------
   2000                     $2,522               $455
   2001                      2,494                455
   2002                      2,446                228
   2003                      2,304                  -
   2004                      2,105                  -
   2005                        727                  -

--------------------------------------------------------------------------------


Total rent expense under non-cancelable operating leases was approximately $1,565,000, $1,633,000 and $1,429,000 for the years ended September 30, 1999,
1998 and 1997, respectively, net of sublease amounts of $703,000, $243,000 and $31,000, respectively.

NOTE 12: SIGNIFICANT CUSTOMERS AND EXPORT REVENUES

Sales to a significant customer represented 22.4% and 39.5% of total net revenues in fiscal 1999 and 1997, respectively. Sales to another significant customer represented 11.6% of total net revenues in fiscal 1999. Sales to a third significant customer represented 14.5% of total net revenues in fiscal 1998. Significant accounts receivable balances representing 46.7% of net accounts receivable were attributable to three customers at the end of fiscal 1999. At the end of fiscal 1998, 38.6% of net accounts receivable were attributable to three customers. Significant unbilled accounts receivable balances representing 54.2% of total unbilled accounts receivable were attributable to two customers at the end of fiscal 1999. At the end of fiscal 1998, 84.0% of total unbilled accounts receivable were attributable to four customers.


The Company exports products to diverse geographic areas. Substantially all foreign sales, however, are transacted in U.S. dollars and therefore the Company is not exposed to foreign currency market risk. Net export revenues by geographic areas were as follows:


(In thousands)                     1999            1998            1997
--------------------------------------------------------------------------
Japan                         $    3,064        $    1,488       $     583
Other International                2,879               899           1,113
                              --------------------------------------------
Total net export revenues     $    5,943        $    2,387      $    1,696
                              ============================================


NOTE 13.   RESTRUCTURING CHARGE

On March 10, 1997, the Company consolidated its Champaign, Illinois development operations with its Naperville, Illinois and Cambridge, Massachusetts operations. This consolidation reflected the Company's evolution from its desktop focus to the information appliance market and the realignment of its product development activities with the needs of this market. A pre-tax restructuring charge of $900,000 was recorded in the second quarter of fiscal 1997 and consisted primarily of severance and related personnel costs of $730,000 and lease cancellation and other exit costs of $170,000. Included in the charge for personnel costs was $100,000 of compensation expense related to the acceleration of the exercisability of certain stock options. The restructuring was completed as of September 30, 1997.

NOTE 14.  SUBSEQUENT EVENTS

On September 20, 1999 the Company signed a definitive agreement to sell Surfwatch Software Inc. to JSB. This transaction was completed on November 4, 1999, at which time Spyglass received consideration of $17 million cash and 800,000 shares of JSB (EASDAQ: JSBS) valued at $12 million on the date of the transaction. This transaction resulted in a pre-tax gain of approximately $27 million.

In the first quarter of the fiscal year ending September 30, 2000 the Company recorded a non-recurring restructuring charge consisting primarily of severance and related personnel costs associated with the organizational realignment of the Company's professional services group. This realignment was completed in November 1999 and resulted in a restructuring charge of approximately $860,000.



                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Spyglass, Inc.

We have audited the consolidated balance sheets of Spyglass Inc. and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spyglass, Inc. and subsidiaries at September 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for the three years in the period ended September 30, 1999 in conformity with generally accepted accounting principles.



Ernst and Young LLP

Chicago, Illinois
October 19, 1999,
         except for Note 14,
         as to which the date is November 4, 1999